As confidentially submitted to the Securities and Exchange Commission on July 29, 2013

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BARRACUDA NETWORKS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3577	83-0380411
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3175 S. Winchester Blvd

Campbell, California 95008

(408) 342-5400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William D. “BJ” Jenkins, Jr.

Chief Executive Officer

Barracuda Networks, Inc.

3175 S. Winchester Blvd

Campbell, California 95008

(408) 342-5400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey D. Saper Allison B. Spinner Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California (650) 493-9300	Diane C. Honda Vice President and General Counsel Barracuda Networks, Inc. 3175 S. Winchester Blvd Campbell, California 95008 (408) 342-5400	Gordon K. Davidson Jeffrey R. Vetter William L. Hughes Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we and the selling stockholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                     , 2013

                Shares

COMMON STOCK

Barracuda Networks, Inc. is offering                 shares of its common stock and the selling stockholders are offering                 shares. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $         and $         per share.

We intend to apply to list our common stock on the                 under the symbol “CUDA”.

We are an “emerging growth company” under the federal securities laws and are subject to reduced public company reporting requirements. Investing in our common stock involves risks. See the section titled “Risk Factors” beginning on page 13.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Barracuda Networks	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We, and the selling stockholders, have granted the underwriters the right to purchase up to                  additional shares of common stock to cover over-allotments.

The Securities and Exchange Commission and any state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2013.

MORGAN STANLEY	J.P. MORGAN	BofA MERRILL LYNCH

WILLIAM BLAIR	LAZARD CAPITAL MARKETS	PACIFIC CREST SECURITIES

                    , 2013

Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

Through and including                     , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside of the United States: Neither we, the selling stockholders, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including “Risk Factors,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our consolidated financial statements and related notes before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, the terms “Barracuda Networks,” “Barracuda,” “the company,” “we,” “us” and “our” in this prospectus refer to Barracuda Networks, Inc., and its subsidiaries. Our fiscal year end is February 28/29, and our fiscal quarters end on May 31, August 30, November 30 and February 28/29. Our fiscal years ended February 28, 2010, February 28, 2011, February 29, 2012 and February 28, 2013 are referred to herein as fiscal 2010, 2011, 2012 and 2013, respectively.

BARRACUDA NETWORKS, INC.

Overview

Barracuda designs and delivers powerful yet easy-to-use security and storage software solutions. We offer cloud-connected solutions that help our customers address security threats, improve network performance and protect and store their data. Our solutions are designed to simplify IT operations for our customers, allowing them to enhance their return on technology investment. Our business model is built on the core values of speed and agility, which we apply to all aspects of our approach, including our technology innovations, the delivery and deployment of our solutions and responses to customer inquiries. This model has enabled us to be highly scalable in reaching a large number of potential customers. Since inception, we have sold our solutions to more than 150,000 customers located in more than 100 countries.

Our security and storage solutions are connected to our cloud services which enable continuous software updates, offsite redundancy and distributed capacity, and are offered on a subscription basis. Our solutions are delivered as cloud-connected appliances and virtual appliances, as well as cloud-only solutions. Our security solutions are designed to protect and optimize the performance of the most critical points within our customers’ IT infrastructures, including email servers, web applications, data centers and core networks. Our storage solutions are designed to backup and archive business-critical data and make such data accessible for purposes such as compliance, disaster recovery and business intelligence. Our storage solutions also allow users to securely and quickly access, share, synchronize and sign files from Internet-connected devices. Our solutions can be managed centrally in any size or type of deployment through integrated, easy-to-use web interfaces that support configuration, monitoring and reporting.

We design our solutions specifically for IT professionals in resource-constrained environments who seek to benefit from current and emerging trends in information technology such as the rapid growth in cloud computing, adoption of virtualization, proliferation of mobile devices and the associated explosion of data. Our customers work in all types of organizations, from mid-market businesses, governments and educational institutions, to departments or divisions within Fortune 2000 enterprises.

We nurture a culture that delivers value through simplicity to optimize our customers’ experiences. From the design of our solutions to our sales processes, customer support, manufacturing and delivery, we strive to make our solutions easy to purchase, install, maintain and update. We believe that Barracuda has become a highly visible and recognizable brand as a trusted IT partner. We design our solutions to be easy to use and to deploy without the need for special expertise or external support from IT specialists, and also to provide powerful capabilities that can be optimized to meet the requirements of resource-constrained environments. We employ a high-velocity sales model that incorporates a 30-day right to return, real-time order fulfillment and a simple, low-cost entry point to make our customers’ purchase decisions and deployments seamless, easy and efficient. Through our recurring subscription services, we provide our customers with up-to-date features, functionality and real-time security protection, eliminating the need for costly upgrades or additional software purchases. We answer our phones live 24x7x365, and endeavor to treat every customer call with the same high priority. Central to our culture is a focus on the long-term customer experience, including an ongoing dialogue with our customers to enhance our features and solutions. Our development and fulfillment processes rapidly deliver new services and functionality to our customers, enabling them to improve their time to value and return on technology investment through low total cost of ownership, easy integration and accelerated deployment of our security and storage solutions.

For fiscal 2011, 2012 and 2013, and for the three months ended May 31, 2013, our gross billings were $191.3 million, $233.2 million, $264.2 million and $74.9 million, respectively. For fiscal 2011, 2012 and 2013, and for the three months ended May 31, 2013, our total revenue was $142.1 million, $160.9 million, $198.9 million and $56.3 million, respectively. We believe that the subscription nature of our solutions provides us with enhanced financial visibility. Subscription revenue for fiscal 2011, 2012 and 2013 and for the three months ended May 31, 2013 represented approximately 63%, 73%, 70% and 69% of our total revenue, respectively. For fiscal 2011, 2012 and 2013, and for the three months ended May 31, 2013, net income (loss) to Barracuda was $3.0 million, $0.6 million, $(7.4) million and $(2.4) million, respectively. For fiscal 2011, 2012 and 2013, and for the three months ended May 31, 2013, our free cash flow, adjusted for acquisition costs and other non-recurring charges, was $34.4 million, $35.4 million, $41.1 million and $1.6 million, respectively.

Industry Background

Modern IT Trends Offer Attractive Benefits to All Organizations

Organizations are looking to take advantage of important technology trends, particularly the rapid growth of cloud computing, proliferation of mobile devices, widespread use of web applications like Facebook, LinkedIn, Twitter and YouTube and increased adoption of virtualization and software defined networking, or SDN. These advanced technology trends can be exploited by organizations to gain significant competitive advantages and to support core business operations, enable dramatic efficiency gains and open up new go-to-market channels and revenue opportunities.

The Confluence of IT Trends Creates a Set of Obstacles that IT Professionals Must Address

IT trends are significantly changing the way that IT infrastructures are designed, deployed and secured, creating a complex and rapidly evolving set of challenges that need to be addressed by IT professionals.

•

Escalating Security Threat Environment. Organizations face security threats from a variety of attackers that can result in organizational disruption, as well as the theft of sensitive information, and can cause financial and reputational damage. Organizations of all sizes are being forced to reexamine their security risks and technology investments as security threats evolve and increase in number, complexity, variety and severity.

•

Productivity and Security Challenges Posed by Web Applications. Organizations can benefit greatly from popular web applications, such as Facebook, LinkedIn, Twitter and YouTube, which enable new channels to communicate and collaborate with customers and business partners, as well as a means to market their products and recruit employees. In order to take advantage of these benefits, organizations need to safely enable the use of these applications within a secure infrastructure, such that only the right individuals are using the right set of applications for their business functions.

•	Explosion of Data and Increased Storage Consumption. The volume of digital information created and replicated worldwide is growing, and organizations are increasingly dependent on the availability of this information at all times. As a result, organizations cannot afford to lose access to business critical data and need a cost effective and scalable way to ensure that their data is being stored safely and can be recovered rapidly.

•

Constrained IT Budgets. Macroeconomic conditions have kept IT budgets under significant pressure and, despite recent innovations in the industry, security and storage infrastructures increasingly require greater investments to implement, run and manage. As a result, there is a need for security and storage environments to become vastly more efficient against the backdrop of constrained IT budgets.

Organizations Need a New Approach to IT in Resource-Constrained Environments

Rapidly changing dynamics in today’s IT landscape are forcing organizations of all sizes to evolve their IT strategies. Fortune 500 companies are better positioned to address these challenges as they typically have core IT departments that can comprise a significant number of highly skilled and specialized computer scientists and engineers, as well as IT budgets that can be in the billions of dollars. We believe that there are millions of underserved organizations without these resources. These organizations include small and mid-market businesses, governments, educational institutions and departments or divisions within Fortune 2000 enterprises. IT professionals within these organizations seek powerful yet easy-to-use solutions to address the challenges posed by these trends.

We believe most traditional software and hardware vendors have designed their products and business operations to cater primarily to the largest companies. These solutions typically fail to meet the needs of resource-constrained organizations in several key ways:

•

Complex to Deploy and Use. Traditional IT solutions often are difficult to install, require significant configuration and necessitate specialized services and technical support to get the systems up and running.

•

Marketing Optimized for Large Organizations. Traditional IT solution vendors tend to focus marketing efforts primarily on high-touch, senior level interactions with a smaller number of large customers. As a result, IT professionals within resource-constrained organizations are frequently challenged to work effectively with these vendors to identify the products they require to solve their problems.

•

Lengthy, High-Touch Sales Cycle. The complexity of traditional IT solutions and the requirement for customers to tailor traditional IT solutions to their needs lead to longer sales cycles, prolonging the period of time before customers can solve their problems.

•

Lengthy Manufacturing and Fulfillment. Solutions from traditional IT vendors often have long delivery and installation times. In addition, vendors periodically experience delivery delays due to the inability of their supply chain to meet quality and delivery requirements consistently.

•	Lack of Investment Protection. To meet increasing performance and solution requirements, customers often are forced to perform “forklift” system upgrades or purchase new software licenses.

•

Inadequate Customer Support. Traditional IT solution vendors often rely heavily on self-service telephone support and outsourced customer support staff located in remote geographies. This approach can lead to an inadequate and frustrating customer support experience and lengthy time to resolution.

Our Market Opportunity

We operate in a number of established, multi-billion dollar segments across the security and storage markets that we estimate were approximately $30 billion in 2012, based on market data from established third-party market research firms. We define our security market as the web access management, secure email gateway, secure web gateway, intrusion prevention systems equipment, secure socket layer virtual private network, or VPN, equipment, VPN/firewall equipment and application delivery controllers segments. According to Gartner, estimated spending on these security segments was $14.6 billion worldwide in 2012. We define our storage market as the archival disk-based storage, archiving software, purpose-built backup appliances and data protection software and hardware segments. According to IDC, estimated spending on these storage segments was $15.9 billion worldwide in 2012. The market for the above security and storage segments for companies with less than 5,000 employees was $14.8 billion in 2012, according to a study we commissioned from Compass Intelligence. Compass Intelligence further estimates there were 20.8 million companies worldwide with less than 5,000 employees in 2012.

Our Business Model

Since our founding, we have designed our solutions, established our culture and built our business model to cater specifically to the needs of IT professionals in resource-constrained environments. We maintain control of the value chain across our solutions, marketing efforts, sales processes, manufacturing, delivery and customer support. This integrated model enables us to tailor the customer experience to deliver powerful yet easy-to-use security and storage solutions and high-value, recurring subscriptions to IT professionals in the way that works best for their organizations.

Key elements of our business model include:

•

Powerful, Easy-to-Use Cloud-Connected Solutions. Our solutions are purpose-built to be easy to use and to deploy without the need for special expertise or external support from IT specialists. We believe that whether a solution is an entry-level or company-wide deployment, it should provide  powerful functionality and be easy to use.

•

Trusted Brand and Innovative Marketing. We believe partners and customers alike have come to rely on Barracuda as a  trusted IT partner.  The principal focus of our marketing programs is to reach IT professionals within resource-constrained organizations and elevate their awareness of our comprehensive portfolio of security and storage solutions.

•

High-Velocity Sales. We believe our  “product often sells itself”  based on its breadth of functionality, ease of use and simple pricing. With our global partner network of more than 5,000 distributors and value added resellers and our solutions and sales specialists, we offer straightforward, competitive pricing and a 30-day right to return, making our solutions easier to purchase.

•

Efficient Manufacturing and Fulfillment. We manage our operations through customized, streamlined processes, using our backend logistics software system that enables efficient manufacturing and physical and digital distribution of our solutions. This gives us the  speed and agility  to facilitate quick and precise responses to customer needs.

•

High-Value, Recurring Subscriptions. Our recurring subscription services provide our customers with  up-to-date features, functionality and real-time security protection,  as well as eliminate the need for future “forklift” system upgrades or additional software purchases.

•

Proactive, Live, “Insourced” Customer Support. We provide our customers with high-quality, proactive customer support, including remote support, preventative diagnostics and a direct line to Barracuda support technicians available 24x7x365—with  no phone trees —to answer customer calls and quickly and efficiently respond to their needs.

By offering a portfolio of solutions that includes cloud-connected appliances and virtual appliances, as well as cloud-only solutions, we are able to engineer functionality to align with, and take advantage of, the benefits of each form factor. This alignment increases overall value for our customers through more integrated solutions, and for our business through lower infrastructure and fewer materials costs. Our high-velocity sales model enables faster adoption of our solutions by customers and benefits our business by enabling us to improve our return on investment in sales and marketing. Our efficient manufacturing and fulfillment enables fast delivery of our solutions to customers and benefits our business through our ability to maintain low inventory levels and minimal overhead expenses. Our customer support proactively resolves customer issues and, we believe, results in higher renewal rates and new cross-sell opportunities for us. Our subscription model provides our customers with continuous and transparent access to the latest functionality enhancements and a highly visible, recurring revenue stream for our business.

Our Competitive Strengths

We believe we have a number of competitive advantages that will enable us to maintain and extend our leadership position including:

•

Vertically-Integrated Approach. Our vertically-integrated approach, in which we control the value chain across our solutions, enables us to tailor the customer experience to deliver powerful yet easy-to-use security and storage solutions to organizations in the way that works best for IT professionals in resource-constrained environments.

•

Hybrid, Cloud-Connected Solution Design. By offering a portfolio of solutions and multiple deployment options, we are able to engineer functionality optimally to align with the benefits of each form factor, thereby increasing overall value for our customers.

•	Large, Engaged Customer Base. Our broad customer base and solution portfolio provide us with a platform from which we can cross-sell solutions to our existing customers.

•	Leadership and Dedicated Focus. Since our founding, we have demonstrated our ability to execute our innovative business model successfully and establish a leadership position across multiple markets.

•

Innovative Technology and Intellectual Property. We continue to invest in research and development to ensure our solutions are powerful yet easy to use. Additionally, as of May 31, 2013, we had 43 issued patents and 50 patent applications pending in the United States.

•

Strong Brand. We have built our brand with IT professionals in mind, and our brand is at the core of our business model. We believe Barracuda is widely recognized as a trusted IT partner who combines leading technology solutions with highly responsive customer service in order to simplify IT for IT professionals.

Our Strategy

Our goal is to maintain and extend our leadership position as a global provider of solutions that simplify complex IT problems for IT professionals in resource-constrained organizations. Key elements of our growth strategy include:

•	Increase Sales to New Customers. We plan to continue to engage with IT professionals through our differentiated business model in order to expand our customer base.

•

Increase Our Solution and Deployment Footprint within Our Existing Customer Base. We plan to pursue cross-sell opportunities with our diverse, worldwide customer base, especially as these customers look to consolidate IT suppliers to reduce overall IT spending.

•	Apply Our Business Model to New Technologies and Markets. We intend to focus on developing and acquiring technologies that fit within our business model and can address the needs of IT professionals.

•

Expand and Optimize Our Worldwide Channel and Partner Network. We intend to continue driving operating leverage by expanding our distributor and value added reseller network, especially in international regions where we can benefit from the local expertise of our partners.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	we must increase sales of our solutions to new customers and sell additional solutions to our existing customers;

•	we rely significantly on revenue from subscriptions, which may decline;

•	we experienced net losses on a GAAP basis in recent periods and may not achieve or maintain profitability in the future;

•	we must successfully continue to develop, manufacture and market solutions that respond promptly to meet our customers’ needs;

•	we may not gain broad market acceptance for new solutions;

•	we must generate significant volumes of sales leads;

•	our quarterly and annual operating results may vary and be unpredictable;

•	if we fail to cost-effectively promote or protect our brand, our business may be harmed;

•	we face intense competition; and

•	if we fail to comply with governmental laws and regulations, our business could be harmed.

Corporate Information

We were incorporated in 2003 in the State of California under the name Barracuda Networks, Inc. and in 2004 reincorporated in the State of Delaware. Our principal executive offices are located at 3175 S. Winchester

Blvd., Campbell, California 95008, and our telephone number is (408) 342-5400. Our website is www.barracuda.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Our design logos and the marks “Barracuda,” “Barracuda Networks,” “Copy” and “SignNow” are the property of Barracuda Networks, Inc. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of the last day of the fiscal year following the fifth anniversary of the completion of this offering, the last day of the fiscal year in which we have total annual gross revenue of at least $1.0 billion, the date on which we are deemed to be a large accelerated filer (this means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year), or the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Total common stock offered	shares

Over-allotment option	shares

Common stock to be outstanding after this offering	shares

Use of proceeds

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, thereby enabling access to public equity markets by our stockholders and employees, facilitate an orderly distribution of shares for the selling stockholders and increase our visibility in the marketplace.

We intend to use the net proceeds we receive from this offering primarily for capital expenditures and general corporate purposes, including working capital, sales and marketing activities, product development and general and administrative matters. We also may use a portion of the net proceeds from this offering to make complementary acquisitions or investments. However, we do not have agreements or commitments for any specific acquisitions or investments at this time. See the section titled “Use of Proceeds.”

Proposed symbol	“CUDA”

The number of shares of our common stock to be outstanding after this offering is based on 137,267,637 shares of our common stock outstanding as of May 31, 2013, and excludes:

•	15,371,672 shares of common stock issuable upon the exercise of options outstanding as of May 31, 2013, with a weighted-average exercise price of $3.70 per share;

•	3,508,828 shares of common stock issuable upon the vesting of restricted stock units, or RSUs, outstanding as of May 31, 2013; and

•

2,707,540 shares of common stock reserved for future issuance under our 2012 Equity Incentive Plan and shares that become available under our 2012 Equity Incentive Plan, pursuant to provisions thereof that automatically increase the share reserves under the plans each year, as more fully described in the section titled “Executive Compensation—Employee Benefit Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	the effectiveness of our amended and restated certificate of incorporation upon the completion of this offering;

•

the automatic conversion of all shares of our redeemable convertible preferred stock outstanding as of May 31, 2013 into an aggregate of 52,878,666 shares of common stock immediately prior to the completion of this offering;

•	no exercise of outstanding options or vesting of outstanding RSUs subsequent to May 31, 2013; and

•	no exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

We have derived the summary consolidated statements of operations data for our fiscal years ended February 28, 2011, February 29, 2012 and February 28, 2013 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the three months ended May 31, 2012 and 2013 and the summary consolidated balance sheet data as of May 31, 2013 from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, include all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of those unaudited consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for the three months ended May 31, 2013 are not necessarily indicative of operating results to be expected for the fiscal year ending February 28, 2014 or any other period. You should read the following summary consolidated financial data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

	Year Ended February 28/29,			Three Months Ended May 31,
	2011	2012	2013	2012	2013
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Appliance	$52,477	$43,258	$59,528	$13,318	$17,503
Subscription	89,655	117,662	139,403	32,691	38,774

Total revenue	142,132	160,920	198,931	46,009	56,277
Cost of revenue(1)	31,972	34,966	45,088	10,274	13,074

Gross profit	110,160	125,954	153,843	35,735	43,203
Operating expenses:
Research and development(1)	23,979	27,824	35,167	7,656	10,842
Sales and marketing(1)	69,963	84,885	102,329	24,027	28,836
General and administrative(1)	13,021	14,428	28,777	6,420	6,678

Total operating expenses	106,963	127,137	166,273	38,103	46,356

Income (loss) from operations	3,197	(1,183)	(12,430)	(2,368)	(3,153)
Other income (expense), net	282	476	(839)	(1,074)	(457)

Income (loss) before income taxes and non-controlling interest	3,479	(707)	(13,269)	(3,442)	(3,610)
Provision (benefit) for income taxes	1,136	(453)	(5,084)	(902)	(1,047)

Consolidated net income (loss)	2,343	(254)	(8,185)	(2,540)	(2,563)
Net loss attributable to non-controlling interest	620	859	794	206	159

Net income (loss) attributable to Barracuda Networks, Inc.	$2,963	$605	$(7,391)	$(2,334)	$(2,404)

Net income (loss) attributable to common stockholders	$2,281	$466	$(9,203)	$(2,334)	$(2,404)

Net income (loss) per share attributable to common stockholders:
Basic	$0.02	$0.00	$(0.10)	$(0.02)	$(0.03)

Diluted	$0.02	$0.00	$(0.10)	$(0.02)	$(0.03)

	Year Ended February 28/29,			Three Months Ended May 31,
	2011	2012	2013	2012	2013
	(in thousands, except per share data)
Weighted-average shares used to compute net income (loss) per share attributable to common stockholders:
Basic	100,890	101,488	96,094	101,385	84,301

Diluted	134,943	136,066	96,094	101,385	84,301

Pro forma net income (loss) per share attributable to common stockholders:
Basic and diluted			$(0.05)		$(0.02)

Pro forma weighted-average shares outstanding used to compute net income (loss) per share attributable to common stockholders:
Basic and diluted			135,461		137,180

(1)	Includes stock-based compensation expense as follows:

	Year Ended February 28/29,			Three Months Ended May 31,
	2011	2012	2013	2012	2013
	(in thousands)
Cost of revenue	$84	$51	$146	$21	$45
Research and development	848	766	2,059	284	630
Sales and marketing	627	527	1,182	185	334
General and administrative	417	527	5,400	2,751	1,488

Total stock-based compensation	$1,976	$1,871	$8,787	$3,241	$2,497

	May 31, 2013
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$21,953	$21,953	$
Working capital (deficit)	(68,963)	(68,963)
Total assets	216,549	216,549
Deferred revenue, current and non-current	274,444	274,444
Note payable, current and non-current	5,038	5,038
Redeemable convertible preferred stock	167,554	—
Common stock, including additional paid-in capital	25,395	192,949
Total stockholders’ deficit	(260,278)	(92,724)

(1)	The pro forma column gives effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 52,878,666 shares of common stock and the effectiveness of our amended and restated certificate of incorporation which will occur immediately prior to the completion of this offering, as if such conversion had occurred and our amended and restated certificate of incorporation had become effective on May 31, 2013.

(2)	The pro forma as adjusted column gives effect to the pro forma adjustments and the sale of shares of common stock by us in this offering, based on an assumed initial public offering price of $ per share, the midpoint of the estimated price range reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Key Metrics

We monitor the following key metrics to help us evaluate growth trends, establish budgets and assess operational efficiencies. In addition to our results determined in accordance with GAAP, we believe the following non-GAAP and operational measures are useful in evaluating our operating performance.

	Year Ended February 28/29,			Three Months Ended May 31,
	2011	2012	2013	2012	2013
	(in thousands, except percentages and active subscribers)
Gross billings	$191,306	$233,211	$264,225	$65,362	$74,865
Year-over-year percentage increase		22%	13%		15%
Year-over-year percentage increase on a constant currency basis(1)		22%	17%		16%
Adjusted EBITDA	$46,200	$55,251	$49,095	$14,110	$12,053
Adjusted EBITDA as a percentage of total revenue	33%	34%	25%	31%	21%
Free cash flow	$34,422	$35,416	$41,085	$9,866	$1,607
Free cash flow as a percentage of total revenue	24%	22%	21%	21%	3%
Active subscribers at period end	134,807	156,976	179,952	161,998	184,232

(1)	In order to determine how our business performed exclusive of the effect of foreign currency fluctuations, we compare the percentage change in our gross billings from one period to another using a constant currency. To present this gross billings information, the current and comparative prior period results for entities that operate in other than U.S. dollars are converted into U.S. dollars at constant exchange rates. For example, the rates in effect at February 28, 2013, which was the last day of our prior fiscal year, were used to convert current and comparable prior period gross billings rather than the actual exchange rates in effect during the respective period.

Gross billings. We define gross billings as total revenue plus the change in deferred revenue and other adjustments, which primarily reflect returns and reserves with respect to the 30-day right to return we provide to our customers, as well as rebates for certain channel partner activities, during a particular period. We use gross billings as a performance measurement and a leading indicator of our future revenue, based on our business model of invoicing our customers at the time of sale of our solutions and recognizing revenue ratably over subsequent periods. Accordingly, we believe gross billings provide valuable insight into the sales of our solutions and the performance of our business. The gross billings we record in any period reflect sales to new customers plus renewals and additional sales to existing customers.

Adjusted EBITDA. We define adjusted EBITDA as net income (loss) plus non-cash and non-operating charges, which includes acquisition and other non-recurring charges. Because of our business model, where revenue from gross billings is deferred and recognized ratably over subsequent periods, substantially all of our gross billings increase deferred revenue. Therefore, we believe that adjusting net income (loss) for increases in deferred revenue and increases in the associated deferred costs provides another indication of profitability from our operations. We use adjusted EBITDA to measure our performance, prepare our budgets and establish metrics for variable compensation. Because adjusted EBITDA excludes certain non-cash and non-operating charges, this measure enables us to eliminate the impact of items we do not consider indicative of our core operating performance and to better measure our performance on a consistent basis from period to period.

Free cash flow. We define free cash flow as cash provided by operating activities, less purchases of property and equipment plus acquisition and other non-recurring charges. We consider free cash flow to be a useful liquidity measure that considers the investment in cloud and corporate infrastructure required to support our business and the impact of acquisition related expenses and other non-recurring charges. We use free cash flow to assess our business performance and evaluate the amount of cash generated by our business after adjusting for purchases of property and equipment and acquisition and other non-recurring charges.

Active subscribers. We define an active subscriber as a discrete appliance, virtual appliance or cloud-only service that has at least one valid subscription that has not been terminated. We monitor the total number of active subscribers as a measure of the growth in our installed base, the success of our sales and marketing activities and the value that our solutions bring to our customers.

See “Selected Consolidated Financial Data—Key Metrics” for more information and reconciliations of gross billings to revenue, adjusted EBITDA to net income (loss), and free cash flow to cash flow provided by (used in) operating activities. Each of these metrics has been reconciled to the most directly comparable financial measure calculated and presented in accordance with U.S. generally accepted accounting principles, or GAAP.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Our Industry

If we are unable to increase sales of our solutions to new customers and sell additional solutions to our existing customers, our future revenue and operating results will be harmed.

Our future success depends on our ability to increase sales of our solutions to new customers as well as to increase sales of additional solutions to our existing customers. The rate at which new and existing customers purchase solutions depends on a number of factors, including those outside of our control, such as customers’ perceived need for security and storage solutions and general economic conditions. If our efforts to sell our solutions to new customers and additional solutions to our existing customers are not successful, our business and operating results may suffer.

Furthermore, customers that purchase our subscriptions have no contractual obligation to renew their contracts after the initial contract period, which typically ranges from one to five years, and we may not maintain our historical subscription renewal rates. If renewal subscriptions decline, our revenue or revenue growth may decline and our business may suffer.

A substantial majority of our billings in any particular period are derived from sales to customers with whom we began to engage during that same period and therefore our sales may be variable and difficult to predict. Given this unpredictability, we may be unable to accurately forecast our sales in any given period. A failure to accurately predict the level of demand for our solutions may adversely impact our future revenue and operating results, and we are unlikely to forecast such effects with any certainty in advance.

We rely significantly on revenue from subscriptions, which may decline, and, because we recognize revenue from subscriptions over the term of the relevant subscription period, downturns or upturns in sales are not immediately reflected in full in our operating results.

Our subscription revenue accounted for approximately 70% and 69% of our total revenue for fiscal 2013 and the three months ended May 31, 2013, respectively. Customers that purchase our subscriptions have no contractual obligation to renew their contracts after the initial contract period, which typically ranges from one to five years, and subscriptions may not maintain our historical renewal rates. New or renewal subscriptions may decline or fluctuate as a result of a number of factors, including our customers’ level of satisfaction with our solutions and our customer support, the frequency and severity of subscription outages, our solution functionality and performance, the timeliness and success of product enhancements and introductions by us and those of our competitors, the prices of our solutions, the prices of solutions offered by our competitors or reductions in our customers’ spending levels. If new or renewal subscriptions decline, our revenue or revenue growth may decline, and our business may suffer. In addition, we recognize subscription revenue ratably over the term of the relevant subscription period, which typically ranges from one to five years. As a result, much of the revenue we report each quarter is the recognition of billings from subscriptions entered into during previous quarters. Consequently, a decline in new or renewal subscriptions in any one quarter will not be fully reflected in revenue in that quarter, but will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in new or renewed sales of our solutions would not be reflected in full in our results of operations until future periods.

We have experienced net losses on a GAAP basis in recent periods and may not achieve or maintain profitability in the future.

We have not been profitable on a quarterly or annual basis in recent periods. We experienced net losses on a GAAP basis for fiscal 2013 and the three months ended May 31, 2012 and May 31, 2013, respectively. While we have experienced revenue growth over these same periods, we may not be able to sustain or increase our growth or achieve profitability in the future or on a consistent basis. Over the past year, we have spent substantial amounts of time and money to develop new security and storage solutions and enhanced versions of our existing security and storage solutions to position us for future growth. Additionally, we have incurred substantial expenses and expended significant resources upfront to market, promote and sell our solutions. In fiscal 2013, we incurred substantial costs in connection with our CEO transition and other non-recurring charges. We also expect to continue to invest for future growth. In addition, as a public company, we will incur significant accounting, legal and other expenses that we did not incur as a private company.

As a result of our increased expenditures, we will have to generate and sustain increased revenue to achieve future profitability. Achieving profitability will require us to increase revenues, manage our cost structure and avoid significant liabilities. Revenue growth may slow, revenue may decline, or we may incur significant losses in the future for a number of possible reasons, including general macroeconomic conditions, increasing competition, a decrease in the growth of the markets in which we operate, or if we fail for any reason to continue to capitalize on growth opportunities. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. If these losses exceed our expectations or our revenue growth expectations are not met in future periods, our financial performance will be harmed and our stock price could be volatile or decline.

If we cannot successfully execute on our strategy and continue to develop, manufacture and market solutions that respond promptly to meet our customers’ needs, our business and operating results may suffer.

The security and storage markets are characterized by constant change and innovation, and we expect them to continue to evolve rapidly. Moreover, many of our customers operate in markets characterized by rapidly changing technologies and business models, which require them to develop and manage increasingly complex enterprise networks, incorporating a variety of hardware, software applications, operating systems and networking protocols. Our historical success has been based on our ability to identify common customer needs and design solutions to address complex IT problems in email security and web security, and more recently in backup. To the extent we are not able to continue to identify IT challenges and execute our business model to timely and effectively design and market solutions to address these challenges, our business, operating results and financial condition will be adversely affected.

Although the market expects rapid introduction of new solutions or enhancements to respond to new threats and address evolving customer needs, the development of these solutions is difficult, and the timetable for commercial release and availability is uncertain as there are periods of delay between releases and the availability of new solutions. We may experience delays in the development and availability of new solutions and fail to timely meet customer needs. If we do not respond to the rapidly changing and rigorous needs of our customers by developing and making available on a timely basis new solutions or enhancements that can respond adequately to new security threats and address evolving customer needs, our competitive position and business prospects will be harmed.

Additionally, the process of developing new technology is complex and uncertain, and if we fail to accurately predict customers’ changing needs and emerging technological trends or if we fail to achieve the benefits expected from our investments, our business could be harmed. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position and we must commit significant resources to developing new solutions before knowing whether our investments will result in solutions the market will accept. Our new solutions or solution enhancements could fail to attain sufficient market acceptance for many reasons, including:

•	delays in releasing our new solutions or enhancements to the market;

•	failure to accurately predict market demand or customer demands;

•	inability to protect against new types of attacks or techniques used by hackers;

•	defects, errors or failures in their design or performance;

•	negative publicity about their performance or effectiveness;

•	introduction or anticipated introduction of competing solutions by our competitors;

•	poor business conditions for our customers, causing them to delay IT purchases;

•	the perceived value of our solutions or enhancements relative to their cost;

•	easing of regulatory requirements around security or storage; and

•	reluctance of customers to purchase solutions incorporating open source software.

There can be no assurance that we will successfully identify new opportunities, develop and bring new solutions to market on a timely basis or achieve market acceptance of our solutions, or that solutions and technologies developed by others will not render our solutions or technologies obsolete or noncompetitive, all of which could adversely affect our business and operating results. If our new solutions or enhancements do not achieve adequate acceptance in the market, or if our new solutions do not result in increased subscriptions, our competitive position will be impaired, our revenue will be diminished and the negative impact on our operating results may be particularly acute because of the upfront research, development, marketing, sales and other expenses we incurred in connection with the new solution or enhancement.

We have recently introduced, and will continue to introduce, new security and storage solutions, and we may not gain broad market acceptance for these new solutions.

Over the past year, we have released several new security and storage solutions and enhanced versions of our existing security and storage solutions to incorporate additional features, improve functionality or deliver other enhancements in order to meet our customers’ rapidly evolving demands. The return on our investments in these development efforts may be lower, or may develop more slowly, than we expect. Further, given their recent introduction, we cannot assure you that these solutions will gain broad market acceptance and that they will prove to be profitable in the longer term. Additionally, we intend to continue introducing new security and storage solutions to respond to the needs of our customers. If we fail to achieve high levels of market acceptance for these solutions or if market acceptance is delayed, we may fail to justify the amount of our investment in developing and bringing them to market, and our business, operating results and financial performance could be adversely affected.

If we are unable to generate significant volumes of sales leads from Internet search engines, traffic to our websites and our revenue may decrease.

We generate a substantial portion of our sales leads through visits to our websites by potential customers interested in our solutions. Many of these potential customers find our websites by searching for security and storage solutions through Internet search engines, particularly Google. A critical factor in attracting potential customers to our websites is how prominently our websites are displayed in response to search inquiries. If we are listed less prominently or fail to appear in search result listings for any reason, visits to our websites by customers and potential customers could decline significantly and we may not be able to replace this traffic. Furthermore, if the costs of search engine marketing services, such as Google AdWords, increase we may be required to increase our sales and marketing expenses, which may not be offset by additional revenue, and our business and operating results could be adversely affected.

Our quarterly and annual operating results and key metrics may vary and be unpredictable, which may cause our stock price to fluctuate.

Our quarterly and annual operating results and key metrics have varied from period to period in the past, and we expect that they may continue to fluctuate as a result of a number of factors, many of which are outside of our control, including:

•	the timing and success of introductions of our new solutions;

•	changes in the growth rate of the security and storage markets;

•	changes in renewal rates for our subscriptions and our ability to cross-sell additional solutions in a period;

•	the timing of orders from our customers;

•	the timing of our marketing expenditures;

•	the mix of solutions sold;

•	fluctuations in demand for our products and services, particularly seasonal variations in customer spending patterns in more than one of our addressable markets;

•	our ability to control costs, including operating expenses, the costs of hardware and software components, and other manufacturing costs;

•	the budgeting cycles and purchasing priorities of our customers;

•	the timing of payments of sales commissions, bonuses or performance earnouts;

•	the timing and potential provision of valuation allowances against our deferred tax assets;

•	the level of perceived threats to network security, which may fluctuate from period to period;

•	government regulations and customer requirements surrounding data storage and protection;

•

fines, penalties or changes or increases in liabilities for regulatory actions, litigation or warranty claims, including our current voluntary disclosures to the U.S. Commerce Department, Bureau of Industry and Security, or BIS, and the U.S. Treasury Department, Office of Foreign Assets Control, or OFAC, as described in greater detail below;

•	deferral of orders from customers in anticipation of new solutions or solution enhancements announced by us or our competitors;

•	any significant changes in the competitive environment, including the entry of new competitors and increased price competition;

•	disruption in our supply chain and the availability of the components of our appliances;

•	levels of solution returns, particularly in connection with our 30-day right to return;

•	the timing of revenue recognition for our sales, which may be affected by the term of subscriptions;

•

increases or decreases caused by fluctuations in foreign currency exchange rates, since a significant portion of our revenues are received, and our expenses are incurred and paid, in currencies other than U.S. dollars;

•	general economic conditions, both domestically and in our foreign markets, which impact purchasing patterns of customers; and

•	future accounting pronouncements or changes in our accounting policies.

Any one of the factors above or the cumulative effect of some of the factors referred to above may result in significant fluctuations in our quarterly or annual operating results, including fluctuations in our key financial metrics. This variability and unpredictability could result in our failing to meet our revenue, billings or operating results expectations or those of securities analysts or investors for any period. In addition, a significant percentage of our operating expenses are fixed in nature and based on forecasted revenue trends. Accordingly, in the event of revenue shortfalls, we are generally unable to mitigate the negative impact on operating results in the short term. If we fail to meet or exceed such expectations for these or any other reasons, our business and stock price could be materially adversely affected and we could face costly lawsuits, including securities class action suits.

If we fail to cost-effectively promote or protect our brand, our business may be harmed.

We believe that cost-effectively promoting and maintaining awareness and integrity of our company and our brand are vital to achieving widespread acceptance of our existing and future solutions and are important elements in attracting new customers and retaining our existing customers, particularly as we seek to expand internationally. We believe that the importance of brand recognition will increase as competition in our market further intensifies. We have invested and expect to continue to invest substantial resources to promote and maintain our brand and generate sales leads, both domestically and internationally, but there is no guarantee that our brand development strategies will enhance the recognition of our brand or lead to increased sales. For example, we use signs and billboards in key locations such as airports where target customers often travel and vehicles wrapped in highly-visible branding. We also engage in activities such as promotional events and attending trade shows. Some of our existing and potential competitors have well-established brands with equal or greater recognition than we have. If our efforts to cost-effectively promote and maintain our brand are not successful, our operating results and our ability to attract and retain customers may be adversely affected. In addition, even if our brand recognition and loyalty increases, this may not result in increased use of our solutions or higher revenue. Moreover, if we fail to generate a sufficient volume of leads from these various activities, they may not be offset by revenues and our business and operating results could be adversely affected.

In addition, independent industry analysts often provide reviews of our solutions, as well as those of our competitors, and perception of our solutions in the marketplace may be significantly influenced by these reviews. We have no control over what these industry analysts report, and because industry analysts may influence current and potential customers, our brand could be harmed if they do not provide a positive review of our solutions or view us as a market leader.

We face intense competition in our market, which is characterized by constant change and innovation, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The markets for security and storage solutions are intensely competitive and are characterized by constant change and innovation, and we expect competition to increase in the future from larger, well-established competitors and new market entrants. Changes in the application, threat and technology landscape result in evolving customer requirements. Our main competitors in these markets fall into two categories:

•

Independent network security, storage and application delivery vendors such as Blue Coat Systems, Inc., Check Point Software Technologies, Ltd., CommVault Systems, Inc., EMC Corporation, F5 Networks, Inc., Fortinet, Inc., Imperva, Inc., Juniper Networks, Inc., Palo Alto Networks, Inc. and Symantec Corporation that offer competing solutions.

•

Diversified IT suppliers such as Cisco Systems, Inc., Dell Inc., Hewlett-Packard Company, the McAfee division of Intel Corporation, or Intel, and International Business Machines that have acquired large security specialist vendors in recent years, that have software- or hardware-based storage solutions or that have the technical and financial resources to bring competitive solutions to the market.

In addition, we compete with companies that offer point solutions that compete with some of the features present in our platform. As our market grows, we believe it will attract more highly specialized vendors as well as larger vendors that may continue to acquire or bundle their solutions more effectively.

Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as:

•	substantially greater financial, technical and other resources;

•	greater name recognition, stronger reputations and longer operating histories;

•	larger sales and marketing budgets;

•	broader distribution and established relationships with distribution partners and customers;

•	lower labor and development costs;

•	greater customer support resources;

•	larger and more mature intellectual property portfolios; and

•	greater resources to make acquisitions.

In addition, our larger competitors have substantially broader solution offerings and leverage their relationships based on other solutions or incorporate functionality into existing solutions to gain business in a manner that discourages customers and potential customers from purchasing our solutions, including through selling at low or negative margins, product bundling or closed technology platforms. Potential customers may also prefer to purchase from their existing suppliers rather than a new supplier regardless of solution performance, price or features. These larger competitors often have broader product lines and market focus and will therefore not be as susceptible to downturns in our markets, thereby reducing their overall risk profile as compared to ours. Many of our smaller competitors that specialize in providing protection from a single type of network security threat are often able to deliver these specialized network security solutions to the market more quickly than we can, which could reduce the addressable market for our new solutions or enhancements to existing solutions. Conditions in our market could change rapidly and significantly as a result of technological advancements, partnering by our competitors or continuing market consolidation. New start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior solutions and technologies that compete with our solutions and technology. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their ability to compete.

Some of our competitors have made acquisitions of businesses that may allow them to offer more directly competitive and comprehensive solutions than they had previously offered, such as Intel’s acquisition of McAfee. As a result of such acquisitions, our current or potential competitors might be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their solutions and services, initiate or withstand substantial price competition, take advantage of acquisition or other opportunities more readily, or develop and expand their solution offerings more quickly than we do.

Organizations may be more willing to incrementally add solutions to their existing IT infrastructure from competitors than to replace it with our solutions. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer orders, reduced revenue and gross margins and loss of market share. Any failure to meet and address these factors could seriously harm our business and operating results.

Adverse economic conditions or reduced security and storage solution spending may adversely impact our business and operating results.

Our business depends on the overall demand for security and storage solutions. In addition, the purchase of our solutions is often discretionary. Weak global economic conditions, or a reduction in security and storage solution spending even if economic conditions improve, could adversely impact our business, financial condition and operating results in a number of ways, including longer sales cycles, lower prices for our solutions, higher default rates among our customers and channel partners, reduced subscription renewals and lower our sales levels. Market and financial uncertainty and instability in the United States and Europe could intensify or spread further, particularly if ongoing stabilization efforts prove insufficient. Deterioration of economic conditions, as well as economic uncertainty in the United States and Europe, may harm our business and operating results in the future.

We have made significant investments in recent periods to support our growth, and these investments may achieve delayed or lower than expected benefits, which could harm our operating results. Furthermore, if we do not effectively manage any future growth, or are unable to improve our systems and processes, our operating results will be adversely affected.

We continue to increase the breadth and scope of our offerings and, correspondingly, the breadth and scope of our operations. To support this growth, and to manage any future growth effectively, we must continue to improve and expand our information technology and financial infrastructure, our operating and administrative systems and our ability to manage headcount, capital and processes in an efficient manner. We have incurred, and will continue to incur, expenses as we invest in international operations and infrastructure such as the expansion of our sales and marketing presence in Asia Pacific and Japan, the addition of higher touch sales and marketing field resources to liaise with our channel partners as we continue to grow our sales both domestically and internationally and investments in software systems and additional data center resources to keep pace with the growth in the cloud and cloud-based solutions markets. In fiscal 2013, we made significant incremental investments in product development, corporate infrastructure and broadened distribution, including hiring a new chief executive officer and a number of other key executives across our organization, and we intend to continue to invest in development of our solutions, our infrastructure and sales and marketing. We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. If we do not achieve the benefits anticipated from these investments, or if the achievement of these benefits is delayed, our operating results may be adversely affected.

We may be subject to fines or other penalties for potential past violations of U.S. export control and economic sanctions laws.

In late 2011, following a voluntary internal review of our compliance with U.S. export control and sanctions laws, our management team became aware that certain of our physical appliances had been sold indirectly into embargoed countries via our distributors and resellers, potentially in violation of U.S. export control and economic sanctions laws. These laws restrict or prohibit the sale of certain products, including our solutions, into certain countries, including Iran, Sudan and Syria. In addition, certain of our solutions incorporate encryption components and may be exported from the U.S. only with the required approvals; in the past, we may have exported products prior to receiving these required authorizations. We believe that these potential violations were inadvertent and occurred because we and certain of our resellers did not have sufficient compliance procedures in place to prevent the transactions at issue. As a result, we were unable to preclude certain of our channel partners and resellers from selling our solutions into countries subject to a U.S. embargo until late 2011.

Commencing in late 2011, we took a series of corrective actions intended to remediate the effect of any unauthorized past actions, including actions to permanently disable appliances located in sanctioned countries and termination of certain distributors and resellers. In addition, we believe that we have implemented systematic and process changes to our sales and distribution processes to block and prohibit sale or use of our solutions in sanctioned countries or to denied parties.

After completion of a comprehensive internal investigation conducted by outside counsel, we submitted voluntary disclosures regarding these matters to BIS and to OFAC. These disclosures summarized potential violations of export controls and economic sanctions laws, including reexports by third parties and provision of services to end users in embargoed countries including Iran, Sudan and Syria. The voluntary disclosures also summarized the remedial actions we have taken, including those described above, as well as the hiring of an export compliance manager and a general counsel with export controls experience, and the enhancement of employee training programs, periodic notices to our resellers and company-wide policies and procedures designed to help us comply with these laws.

The reviews of our voluntary disclosures by BIS and OFAC are still pending and in the early stages, and their reviews of our voluntary disclosures may continue for a long period of time. BIS and OFAC may conclude that our actions resulted in violations of U.S. export control and economic sanctions laws and warrant the imposition of penalties that could include fines, termination of our ability to export our products and/or referral for criminal prosecution. Any such penalties may be material to our financial results in the period in which they are imposed and could significantly affect our quarterly operating results for that quarter. The penalties may be imposed against us and/or our management. Also, disclosure of our conduct and any fines or other action relating to this conduct could harm our reputation and indirectly have a material adverse effect on our business, operating results and financial condition. We cannot predict when BIS and OFAC will complete their reviews or make determinations regarding the imposition of possible penalties. We also cannot assure you that additional violations will not be discovered or that our policies and procedures will be effective to prevent future violations.

Failure to comply with governmental laws and regulations could harm our business.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, anti-bribery laws, import/export controls, federal securities laws and tax laws and regulations. In certain foreign jurisdictions, these regulatory requirements may be more stringent than those in the United States. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, operating results, and financial condition could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, operating results and financial condition.

We generate a significant amount of revenue from sales outside of North America, and we are therefore subject to a number of risks associated with international sales and operations.

Sales outside of North America represented approximately 26% and 27% of our total revenue for fiscal 2013 and the three months ended May 31, 2013, respectively. As a result, we must continue to hire and train experienced personnel to staff and manage our foreign operations. To the extent that we experience difficulties in recruiting, training, managing and retaining an international staff, and specifically staff related to sales management and sales personnel, we may experience difficulties in sales productivity in foreign markets. If we are not able to maintain successful channel partner and distributor relationships internationally or recruit additional companies to enter into strategic channel partner and distributor relationships, our future success in these international markets could be limited.

Additionally, our international sales and operations are subject to a number of risks, including the following:

•	greater difficulty in enforcing contracts and accounts receivable collection and longer collection periods;

•	increased expenses incurred in establishing and maintaining office space and equipment for our international operations;

•	greater costs and expenses associated with international sales and operations;

•	management communication and integration problems resulting from cultural and geographic dispersion;

•	risks associated with trade restrictions and foreign legal requirements, including the importation, certification and localization of our solutions required in foreign countries;

•	greater risk of unexpected changes in regulatory practices, tariffs and tax laws and treaties;

•	the uncertainty of protection for intellectual property rights in some countries;

•

greater risk of a failure of foreign employees to comply with both U.S. and foreign laws, including export and antitrust regulations, the U.S. Foreign Corrupt Practices Act and any trade regulations ensuring fair trade practices;

•

heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements;

•	the potential for political unrest, terrorism, hostilities or war; and

•	multiple and possibly overlapping tax structures.

In addition, the expansion of our existing international operations and entry into additional international markets have required and will continue to require significant management attention and financial resources. These factors and other factors could harm our ability to gain future international revenues and, consequently, materially impact our business, operating results and financial condition.

We may acquire other businesses which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our operating results.

As part of our business strategy, we have in the past made, and may in the future make, acquisitions or investments in complementary companies, solutions and technologies that we believe fit within our business model and can address the needs of IT professionals. With respect to our previous acquisitions, we cannot ensure that we will be able to successfully integrate the technology and resources to increase subscriptions and grow revenue derived from these acquisitions. In the future, we may not be able to acquire and integrate other companies, solutions or technologies in a successful manner. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. Furthermore, we may not be able to find suitable acquisition candidates that enhance our subscription offerings. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, including increases in subscriptions, and any acquisitions we complete could be viewed negatively by our customers, investors and industry analysts.

Future acquisitions may reduce our cash available for operations and other uses and could result in an increase in amortization expense related to identifiable assets acquired. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our common stock. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. In addition, our future operating results may be impacted by performance earnouts or contingent bonuses. Furthermore, acquisitions may require large one-time charges and can result in increased debt or contingent liabilities, adverse tax consequences, additional stock-based compensation expense and the recording and subsequent amortization of amounts related to certain purchased intangible assets, any of which items could negatively impact our future results of operations. We may also record goodwill in connection with an acquisition and incur goodwill impairment charges in the future.

In addition, if we are unsuccessful at integrating such acquisitions, or the technologies associated with such acquisitions, into our company, the revenue and operating results of the combined company could be adversely affected. Any integration process may result in unforeseen operating difficulties and require significant time and resources, and we may not be able to manage the process successfully. In particular, we may encounter difficulties assimilating or integrating the companies, solutions, technologies, personnel or operations we acquire, particularly if the key personnel are geographically dispersed or choose not to work for us. Acquisitions may also disrupt our core business, divert our resources and require significant management attention that would otherwise be available for development of our business. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. If we fail to properly evaluate, execute or integrate acquisitions or investments, the anticipated benefits may not be realized, we may be exposed to unknown or unanticipated liabilities, and our business and prospects could be harmed.

Defects, errors or vulnerabilities in our solutions, the failure of our solutions to block a virus or prevent a security breach or a false detection of applications, viruses, spyware, vulnerability exploits, data patterns or URL categories could harm our reputation and adversely impact our operating results.

Because our solutions are complex, they have contained and may in the future contain design or manufacturing defects or errors that are not detected until after their commercial release and deployment by our customers. For example, from time to time, certain of our customers have reported defects in our solutions related to performance, functionality and compatibility that were not detected before shipping the solution. Additionally, defects may cause our solutions to be vulnerable to security attacks, cause them to fail to help secure networks or temporarily interrupt customers’ networking traffic. Because the techniques used by computer hackers to access or sabotage networks change frequently and generally are not recognized until launched against a target, our solutions may not be able to protect our customers’ networks. Our security solutions may also fail to detect or prevent viruses, worms or similar threats due to a number of reasons such as the evolving nature of such threats and the continual emergence of new threats that we may fail to add to our threat intelligence database or other virus databases in time to protect our customers’ networks. In addition, defects or errors in our subscription updates or our solutions could result in a failure to effectively update customers’ solutions and thereby leave our customers vulnerable to attacks. Our data centers and networks may experience technical failures and downtime, may fail to distribute appropriate updates, or may fail to meet the increased requirements of a growing customer base, any of which could temporarily or permanently expose our customers’ networks, leaving their networks unprotected against the latest security threats. Any defects, errors or vulnerabilities in our solutions could result in:

•	expenditure of significant financial and product development resources in efforts to analyze, correct, eliminate or work-around errors or defects or to address and eliminate vulnerabilities;

•	loss of existing or potential customers;

•	delayed or lost revenue;

•	delay or failure to attain market acceptance;

•	negative publicity, which will harm our reputation and brand;

•	an increase in warranty claims compared with our historical experience, or an increased cost of servicing warranty claims, either of which would adversely affect our operating results; and

•	litigation, regulatory inquiries, or investigations that may be costly and harm our reputation and brand.

Furthermore, our security solutions may falsely detect applications, content or threats that do not actually exist based on our classifications of application type, virus, malware, vulnerability exploits, data or URL categories. This risk is increased by the inclusion of “heuristics” analysis in our solutions, which attempts to identify threats not based on any known signatures but based on characteristics or anomalies which indicate that a particular item may be a threat. These false positives, while typical in our industry, may impair the perceived reliability of our solutions and may therefore adversely affect market acceptance of our solutions. Also, our anti-spam and anti-malware solutions may falsely identify emails or programs as unwanted spam or potentially unwanted programs, or alternatively fail to properly identify unwanted emails or programs, particularly as spam emails or malware are often designed to circumvent anti-spam or anti-malware solutions. Parties whose emails or programs are blocked by our solutions may seek redress against us for labeling them as spammers or malware or for interfering with their business. In addition, false identification of emails or programs as unwanted spam or potentially unwanted programs may reduce the adoption of our solutions. If our solutions restrict important files or applications based on falsely identifying them as malware or some other item that should be restricted, this could adversely affect customers’ systems and cause material system failures. Any such false identification of important files or applications could result in damage to our reputation, negative publicity, loss of customers and sales, increased costs to remedy any problem and risk of litigation.

If our security measures are breached or unauthorized access to customer data is otherwise obtained or our customers experience data losses, our brand, reputation and business could be harmed and we may incur significant liabilities.

Our customers rely on our security and storage solutions to secure and store their data, which may include financial records, credit card information, business information, customer information, health information, other personally identifiable information or other sensitive personal information. A breach of our network security and systems or other events that cause the loss or public disclosure of, or access by third parties to, our customers’ stored files or data could have serious negative consequences for our business, including possible fines, penalties and damages, reduced demand for our solutions, an unwillingness of our customers to use our solutions, harm to our brand and reputation, and time-consuming and expensive litigation. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, often are not recognized until launched against a target, and may originate from less regulated or remote areas around the world. As a result, we may be unable to proactively prevent these techniques, implement adequate preventative or reactionary measures, or enforce the laws and regulations that govern such activities. In addition, because of the large amount of data that we store for our customers, it is possible that hardware failures, human errors or errors in our systems could result in data loss or corruption, or cause the information that we collect to be incomplete or contain inaccuracies that our customers regard as significant. If our customers experience any data loss, or any data corruption or inaccuracies, whether caused by security breaches or otherwise, our brand, reputation and business could be harmed. Moreover, if a high profile security breach occurs with respect to another provider of cloud services, our clients and potential clients may lose trust in the security of the cloud business model generally, which could adversely impact our ability to retain existing clients or attract new ones.

If an actual or perceived breach of network security occurs in our internal systems, our services may be perceived as not being secure and clients may curtail or stop using our solutions.

As a provider of network security solutions, we are a high profile target and our networks and solutions may have vulnerabilities that may be targeted by hackers and could be targeted by attacks specifically designed to disrupt our business and harm our reputation. We will not succeed unless the marketplace continues to be confident that we provide effective network and security protection. If an actual or perceived breach of network security occurs in our internal systems it could adversely affect the market perception of our solutions. We may not be able to correct any security flaws or vulnerabilities promptly, or at all. In addition, such a security breach could impair our ability to operate our business, including our ability to provide subscription and support services to our customers. If this happens, our business and operating results could be adversely affected.

Because our solutions could be used to collect and store personal information of our customers’ employees or customers, privacy concerns could result in additional cost and liability to us or inhibit sales of our solutions.

Personal privacy has become a significant issue in the United States and in many other countries where we offer our solutions. The regulatory framework for privacy issues worldwide is currently complex and evolving, and it is likely to remain uncertain for the foreseeable future. Many federal, state and foreign government bodies and agencies have adopted or are considering adopting laws and regulations regarding the collection, use and disclosure of personal information. In the United States, these include rules and regulations promulgated under the authority of the Federal Trade Commission, the Health Insurance Portability and Accountability Act of 1996 and state breach notification laws. Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy legal framework with which we or our customers must comply, including the Data Protection Directive established in the European Union, or the EU, and the Federal Data Protection Act recently passed in Germany.

In addition to government regulation, privacy advocacy and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. Because the interpretation and application of privacy and data protection laws are still uncertain, it is possible that these laws may be interpreted and applied in a manner that is in conflict with one another, and is inconsistent our existing data management practices or the features of our solutions. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our software, which could have an adverse effect on our business. Any inability to adequately address privacy concerns, even if unfounded, or comply with applicable privacy or data protection laws, regulations and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales and harm our business.

Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our solutions. Privacy concerns, whether valid or not valid, may inhibit market adoption of our solutions particularly in certain industries and foreign countries.

Our business is subject to the risks of warranty claims, appliance returns and product liability claims.

Our solutions have contained and may contain undetected defects or errors, especially when first introduced or when new versions are released. Defects or errors could affect the performance of our solutions and could delay the development or release of new solutions or new versions of solutions, adversely affect our reputation and our customers’ willingness to buy solutions from us and adversely affect market acceptance or perception of our offerings. Any such errors or delays in releasing new solutions or new versions of solutions or allegations of unsatisfactory performance could cause us to lose revenue or market share, increase our service costs, cause us to incur substantial costs in redesigning the solutions, cause us to lose significant customers, subject us to liability for damages and divert our resources from other tasks, any one of which could materially and adversely affect our business, operating results and financial condition. Furthermore, we offer customers a 30-day right to return for many of our solutions which is integral to our sales model. If we experience appliance defects, or if we experience increased frequency of returns, our sales cycles, operating results and financial performance may be adversely affected.

In addition, the occurrence of hardware or software errors which resulted in increase warranty or support claims could result in increased expenses or require us to maintain greater warranty reserves which would have an adverse effect on our business and financial performance.

Our ability to increase sales of our solutions is highly dependent on the quality of our customer support, and our failure to offer high-quality support would have an adverse effect on our business, reputation and operating results.

Our solutions are designed to be deployed by customers in resource-constrained IT environments. Our customers depend on our support services to assist them with questions as they implement our solutions within their IT infrastructure, and after deployment, our customers depend on our support organization to quickly resolve any issues relating to those solutions. A significant level of high-quality support is critical to ensure high rates of renewals and cross-selling of our solutions. If we do not effectively assist our customers in deploying our solutions, succeed in helping them quickly resolve post-deployment issues or provide effective ongoing support, it could adversely affect our ability to sell our solutions to existing customers, decrease our subscription renewal rates and harm our reputation with potential new customers, all of which would have an adverse effect on our business, reputation and operating results.

If we are unable to hire, retain, train and motivate qualified personnel and senior management, or if our senior management team is unable to perform effectively, our business could suffer.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel and the continued services of our senior management and other key personnel to execute on our business plan and to identify and pursue new opportunities and solution innovations. The loss of the services of our senior management or any of our key personnel, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly in engineering and sales and marketing, could significantly delay or prevent the achievement of our development and strategic objectives, and may adversely affect our business, financial condition and operating results. Although we have entered into employment offer letters with our key personnel, these agreements have no specific duration and constitute at-will employment. In addition, many members of our management team have only joined us in the last year as part of our investment in the expansion of our business, including our chief executive officer, William D. Jenkins, Jr. Our productivity and the quality of our solutions may be adversely affected if we do not integrate and train our new employees quickly and effectively. Furthermore, if we are not effective in retaining our key personnel, our business could be adversely impacted and our operating results and financial condition could be harmed.

Competition for highly skilled personnel is often intense, especially in the San Francisco Bay Area where we have a substantial presence and need for highly skilled personnel. We may not be successful in attracting, integrating or retaining qualified personnel to fulfill our current or future needs. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited, or that they have divulged proprietary or other confidential information, or that their former employers own their inventions or other work product.

We may be unsuccessful in managing or expanding our operations, which could adversely affect our operating results.

We have office locations throughout the United States and in various international locations, including Austria, India and the United Kingdom. If we are unable to effectively manage a large and geographically dispersed group of employees or to anticipate our future growth and personnel needs, our business may be adversely affected. As we expand our business, we add complexity to our organization and must expand and adapt our operational infrastructure and effectively coordinate throughout our organization. For example, we recently leased additional office space in San Jose, California, and intend to hire new employees and to relocate certain employees to this location from our headquarters in Campbell, California. We also plan to relocate our manufacturing to this new facility. As a result, we expect to incur additional expense and the additional location may disrupt our operations and distract our management team. Failure to manage any future growth effectively could result in increased costs, negatively impact our customers’ satisfaction with our solutions, and harm our operating results.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, and our business may be harmed.

We believe that a critical contributor to our success has been our corporate culture, which we believe fosters innovation, creativity, a customer-centric focus, collaboration and loyalty. As we grow and change, we may find it difficult to maintain these important aspects of our corporate culture, which could limit our ability to innovate and operate effectively. Any failure to preserve our culture could also negatively affect our ability to retain and recruit personnel, continue to perform at current levels or execute on our business strategy.

We rely on third-party distributors and channel partners to fulfill substantially all of our sales orders. If our distributors and reseller channel partners fail to perform, our ability to sell our solutions will be limited, and, if we fail to optimize our distributor and reseller channel partner model going forward, our operating results will be harmed.

Substantially all of our sales orders are fulfilled by our channel partners, which include distributors and resellers. We also depend upon our channel partners to manage the customer sales process and to generate sales opportunities. To the extent our channel partners are unsuccessful in fulfilling our sales, managing the sales process or selling our solutions, or we are unable to enter into arrangements with, and retain a sufficient number of high-quality, motivated channel partners in each of the regions in which we sell our offerings, our ability to sell our solutions and operating results will be harmed.

We provide our channel partners with specific programs to assist them in selling our solutions, but there can be no assurance that these programs will be effective. In addition, our channel partners may be unsuccessful in marketing, selling and supporting our solutions. Our channel partners do not have minimum purchase requirements. They may also market, sell and support solutions that are competitive with ours, and may devote more resources to the marketing, sales and support of such solutions. Our agreements with our channel partners may generally be terminated for any reason by either party with advance written notice and our channel partners may stop selling our solutions at any time. We cannot assure you that we will retain these channel partners, that channel partners will sell our solutions effectively or that we will be able to secure additional or replacement channel partners. The loss of one or more of our significant channel partners or a decline in the number or size of orders from them could harm our operating results. In addition, our channel partner sales structure could subject us to lawsuits, potential liability, and reputational harm if, for example, any of our channel partners misrepresent the functionality of our solutions to customers or violate laws or our corporate policies.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and operating results.

Given our volume of international sales, a substantial portion of our total revenue is subject to foreign currency risk. As an example, during fiscal 2013 and the three months ended May 31, 2013, approximately 26% and 27% of our total revenue was generated from sales to customers located outside of North America, respectively. Additionally, a strengthening of the U.S. dollar could increase the real cost of our solutions to our customers outside of North America, which could adversely affect our financial condition and operating results. In addition, an increasing portion of our operating expenses is incurred outside of North America, is denominated in foreign currencies, and is subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully manage or hedge against the risks associated with currency fluctuations, our financial condition and operating results could be adversely affected.

We rely on a single source or a limited number of sources for some of our components. Insufficient supply and inventory may result in lost sales opportunities or delayed revenue, while excess inventory may harm our gross margins.

Our inventory management systems and related supply chain visibility tools may be inadequate to enable us to forecast accurately and effectively manage the supply of our components. Additionally, we carry very little inventory of our appliances or components, and we rely on our suppliers to deliver necessary components in a timely manner. Insufficient supply levels may lead to shortages that result in delayed revenue or loss of sales opportunities altogether as potential customers turn to competitors’ solutions that could be more readily available. Additionally, any increases in the time required to manufacture our solutions could adversely affect our business, brand, sales cycle and reputation. If we are unable to effectively manage our supply and inventory, our operating results could be adversely affected.

We currently depend on a single source or a limited number of sources for certain components used in the manufacture of our solutions. We are therefore subject to the risk of shortages in supply of these components and the risk that component suppliers discontinue or modify components used in our solutions. If these suppliers were to discontinue production of a necessary part or component, we would be required to expend resources and time in locating and integrating replacement parts or components from another vendor. In addition, the introduction by component suppliers of new versions of their components, particularly if not anticipated by us, could require us to expend resources to incorporate these new components into our solutions. Our reliance on a single source or a limited number of suppliers involves a number of additional risks, including risks related to:

•	supplier capacity constraints;

•	price increases;

•	timely delivery;

•	component quality;

•	failure of a key supplier to remain in business and adjust to market conditions;

•	delays in, or the inability to execute on, a supplier roadmap for components and technologies; and

•	natural disasters.

In addition, for certain components, we are subject to potential price increases and limited availability as a result of market demand for these components. In the past, unexpected demand for computer and network products has caused worldwide shortages of certain electronic parts. If similar shortages occur in the future, our business could be adversely affected. We rely on purchase orders rather than long-term contracts with these suppliers, and as a result we might not be able to secure sufficient components, even if they were available, at reasonable prices or of acceptable quality to build appliances in a timely manner and, therefore, might not be able to meet customer demands for our solutions, which would have a material and adverse effect on our business, operating results and financial condition.

Assertions by third parties of infringement or other violations by us of their intellectual property rights, or other lawsuits brought against us, could result in significant costs and substantially harm our business and operating results.

Patent and other intellectual property disputes are common in the IT markets in which we compete. Some companies in the IT markets in which we compete, including some of our competitors, own large numbers of patents, copyrights, trademarks and trade secrets, which they may use to assert claims of infringement, misappropriation or other violations of intellectual property rights against us. There also is a market for intellectual property rights and a competitor, or other entity, could acquire intellectual property rights and assert similar claims based on the acquired intellectual property. They may also assert such claims against our customers or channel partners. As the number of patents and competitors in our market increase and overlaps occur, claims of infringement, misappropriation and other violations of intellectual property rights may increase. From time to time, we face allegations that we, our customers or our channel partners have infringed, misappropriated and violated intellectual property rights, including allegations made by our competitors or by non-practicing entities. Our broad solution portfolio and the number of network and IT markets in which we compete further exacerbate this risk. Any claim of infringement, misappropriation or other violation of intellectual property rights by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from our business.

In addition, future assertions of patent rights by third parties, and any resulting litigation, may involve non-practicing entities or other adverse patent owners who have no relevant revenue and against whom our own patents may therefore provide little or no deterrence or protection. We cannot assure you that we are not infringing or otherwise violating any third-party intellectual property rights.

An adverse outcome of a dispute may require us to pay substantial damages including treble damages if we are found to have willfully infringed a third party’s patents or copyrights; cease making, using, selling, licensing, importing or otherwise commercializing solutions that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to attempt to redesign our solutions or otherwise to develop non-infringing technology, which may not be successful; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or intellectual property rights or have royalty obligations imposed by a court; and indemnify our customers, partners and other third parties. Furthermore, we have agreed in certain instances to defend our channel partners against third-party claims asserting infringement of certain intellectual property rights, which may include patents, copyrights, trademarks or trade secrets, and to pay judgments entered on such claims. Any damages or royalty obligations we may become subject to, any prohibition against our commercializing our solutions and any third-party indemnity we may need to provide, as a result of an adverse outcome could harm our operating results.

Our use of open source technology could impose limitations on our ability to commercialize our solutions.

We use open source software in our solutions, and although we monitor our use of open source software to avoid subjecting our solutions to conditions we do not intend, the terms of many open source licenses have not been interpreted by U.S. courts. As a result, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions. In such an event, we could be required to seek licenses from third parties to continue offering our solutions, to make our proprietary code generally available in source code form, to re-engineer our solutions or to discontinue the sale of our solutions if re-engineering could not be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition.

Failure to protect our proprietary technology and intellectual property rights could substantially harm our business and operating results.

The success of our business depends on our ability to protect and enforce our patents, trademarks, copyrights, trade secrets and other intellectual property rights. We attempt to protect our intellectual property under patent, trademark, copyright and trade secret laws, and through a combination of confidentiality procedures, contractual provisions and other methods, all of which offer only limited protection.

As of May 31, 2013, we had 43 issued patents in the United States, but this number is relatively small in comparison to some of our competitors and potential competitors. Additionally, as of May 31, 2013, we had 50 pending U.S. patent applications, and may file additional patent applications in the future. The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Furthermore, it is possible that our patent applications may not issue as granted patents, that the scope of our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our patents and other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. In addition, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention, or that we have the right to exclude others from practicing the claimed invention. As a result, we may not be able to obtain adequate patent protection or to enforce our issued patents effectively.

In addition to patented technology, we rely on our unpatented proprietary technology and trade secrets. Despite our efforts to protect our proprietary technology and trade secrets, unauthorized parties may attempt to misappropriate, reverse engineer or otherwise obtain and use them. The contractual provisions that we enter into with employees, consultants, partners, vendors and customers may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights. Moreover, policing unauthorized use of our technologies, solutions and intellectual property is difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. We may be unable to determine the extent of any unauthorized use or infringement of our solutions, technologies or intellectual property rights.

From time to time, legal action by us may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results, financial condition and cash flows. If we are unable to protect our intellectual property rights, we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create the innovative solutions that have enabled us to be successful to date.

We rely on the availability of third-party licenses for some of our solutions.

Some of our solutions include software or other intellectual property licensed from third parties. It may be necessary in the future to renew licenses relating to various aspects of these solutions or to seek new licenses for existing or new solutions. There can be no assurance that the necessary licenses will be available on acceptable terms, if at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, could result in delays in solution releases until equivalent technology can be identified, licensed or developed, if at all, and integrated into our solutions and may have a material adverse effect on our business, operating results and financial condition. In addition, third parties may allege that additional licenses are required for our use of their software or intellectual property, and we may be unable to obtain such licenses on commercially reasonable terms or at all. Moreover, the inclusion in our solutions of software or other intellectual property licensed from third parties on a nonexclusive basis could limit our ability to differentiate our solutions from those of our competitors.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of our fiscal year 2014. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting.

We will be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an

“emerging growth company” as defined in the JOBS Act if we take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

Additionally, to comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff, which may adversely affect our operating results and financial condition.

There are limitations on the effectiveness of controls, and the failure of our control systems may materially and adversely impact us.

We do not expect that disclosure controls or internal controls over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Failure of our control systems to prevent error or fraud could materially and adversely impact us.

Significant developments in IT infrastructure deployments, particularly cloud computing and other alternative IT infrastructure technologies, may materially adversely affect the demand for our products.

Developments or changes in IT infrastructure, such as the emergence of hosted cloud storage, software as a service and mobile data access are driving significant changes in storage and compute architectures and solution requirements as well as presenting significant challenges in the security market, which may materially and adversely affect our business and prospects in ways we do not currently anticipate. The impact of these trends on overall long-term growth patterns is uncertain, especially in resource-constrained environments. The emergence of cloud computing and other alternative IT infrastructure technologies, in which technology services are provided on a remote-access basis, may have a significant impact on the market for security and storage solutions and may result in rapid changes in customer demands. This could be the case even if such advances do not deliver all of the benefits of our solutions. If alternative models gain traction, any failure by us to develop new or enhanced technologies or processes, or to react to changes or advances in existing technologies, could adversely affect our business and operating results.

If our solutions do not interoperate with our end-customers’ infrastructure, sales of our solutions could be negatively affected, which would harm our business.

Our solutions must interoperate with our end-customers’ existing infrastructure, which often have different specifications, utilize multiple protocol standards, deploy products from multiple vendors, and contain multiple generations of products that have been added over time. As a result, when problems occur in a network, it may be difficult to identify the sources of these problems. Any delays in identifying the sources of problems or in providing necessary modifications to our software or hardware could have a negative impact on our reputation and our customers’ satisfaction with our solutions, and our ability to sell solutions could be adversely affected. In addition, customers may require our solutions to comply with certain security or other certifications and standards. If our solutions are late in achieving or fail to achieve compliance with these certifications and standards, or our competitors achieve compliance with these certifications and standards, we may be disqualified from selling our solutions to such end-customers, or at a competitive disadvantage, which would harm our business, operating results and financial condition.

If our solutions fail to help our customers achieve and maintain compliance with government regulations and industry standards, our business and operating results could be materially adversely affected.

We generate a portion of our revenues from our solutions because they help organizations achieve and maintain compliance with government regulations and industry standards. For example, many of our customers purchase our security and storage solutions to help them comply with the security standards developed and maintained by the Payment Card Industry Security Standards Council, or the PCI Council, which apply to companies that process or store credit card information. Industry organizations like the PCI Council may significantly change their security standards with little or no notice, including changes that could make their standards more or less onerous for businesses. Governments may also adopt new laws or regulations, or make changes to existing laws or regulations, that could impact whether our solutions enable our customers to demonstrate, maintain or audit their compliance. If we are unable to adapt our solutions to changing regulatory standards in a timely manner, or if our solutions fail to expedite our customers’ compliance initiatives, our customers may lose confidence in our solutions and could switch to solutions offered by our competitors. In addition, if regulations and standards related to data security are changed in a manner that makes them less onerous, our customers may view government and industry regulatory compliance as less critical to their businesses, and our customers may be less willing to purchase our solutions. In either case, our business, financial condition and operating results may suffer.

Our sales to government entities are subject to a number of challenges and risks.

We sell to state and local governmental agency customers, particularly schools, and we may in the future increase sales to government entities. Sales to government entities are subject to a number of challenges and risks. Selling to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government certification requirements for solutions like ours may change and in doing so restrict our ability to sell into the federal government sector until we have attained the revised certification. Government demand and payment for our solutions may be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our solutions. Government entities may have statutory, contractual or other legal rights to terminate contracts with our distributors and resellers for convenience or due to a default, and any such termination may adversely impact our future operating results.

Our failure to generate the significant capital necessary to expand our operations and invest in new solutions could reduce our ability to compete and could harm our business.

We may need to raise additional funds in the future, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests and the per share value of our common stock could decline. Furthermore, if we engage in debt financing, the holders of debt would have priority over the holders of our common stock, and we may be required to accept terms that restrict our ability to incur additional indebtedness. We may also be required to take other actions that would otherwise be in the interests of the debt holders and force us to maintain specified liquidity or other ratios, any of which could harm our business, operating results and financial condition. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	develop or enhance our solutions;

•	continue to expand our sales and marketing and research and development organizations;

•	acquire or invest in complementary businesses, solutions or technologies;

•	expand operations in the United States or internationally;

•	hire, train and retain employees; or

•	respond to competitive pressures or unanticipated working capital requirements.

Our failure to do any of these things could adversely affect our business, financial condition and operating results.

The terms of our existing credit facility with Silicon Valley Bank and future indebtedness could restrict our operations, particularly our ability to respond to changes in our business or to take specified actions.

Our existing credit facility with Silicon Valley Bank, or SVB, contains, and any future indebtedness would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to take actions that may be in our best interests. Our credit facility requires us to satisfy specified financial covenants. Our ability to meet those financial covenants can be affected by events beyond our control, and we may not be able to continue to meet those covenants. A breach of any of these covenants or the occurrence of other events specified in the credit facility could result in an event of default under the credit facility. Upon the occurrence of an event of default, SVB could elect to declare all amounts outstanding under the credit facility to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, SVB could proceed against the collateral granted to them to secure such indebtedness. We have pledged all of our assets, including our intellectual property, as collateral under the credit facility. If SVB accelerates the repayment of borrowings, if any, we may not have sufficient funds to repay our existing debt.

We are exposed to the credit risk of some of our distributors, resellers and customers and to credit exposure in weakened markets, which could result in material losses.

Most of our sales are on an open credit basis. Although we have programs in place that are designed to monitor and mitigate these risks, and our broad customer base and channel partner network mitigate these risks, we cannot assure you these programs will be effective in reducing our credit risks, especially as we expand our business internationally. If we are unable to adequately control these risks, our business, operating results and financial condition could be adversely affected.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below expectations of securities analysts and investors, resulting in a decline in our stock price.

The preparation of financial statements in conformity with generally accepted accounting principles, or GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as discussed in greater detail in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, stock-based compensation, valuation of inventory, warranty liabilities and accounting for income taxes.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

We are subject to income taxes in the United States and various foreign jurisdictions, and our domestic and international tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of tax valuation allowances;

•	expiration of, or detrimental changes in, research and development tax credit laws;

•	tax effects of stock-based compensation;

•	costs related to intercompany restructurings;

•	changes in tax laws, regulations, accounting principles or interpretations thereof; or

•	future earnings being lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated earnings in countries where we have higher statutory tax rates.

In addition, we may be subject to audits of our income and sales taxes by the Internal Revenue Service and other foreign and state tax authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations.

Changes in financial accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our business and financial results.

Our business is subject to the risks of earthquakes, fire, power outages, floods and other catastrophic events and to interruption by man-made problems such as terrorism.

A significant natural disaster, such as an earthquake, fire, flood or significant power outage could have a material adverse impact on our business, operating results and financial condition. Both our corporate headquarters and the location where our solutions are manufactured are located in the San Francisco Bay Area, a region known for seismic activity. In addition, natural disasters could affect our supply chain, manufacturing vendors, logistics providers’ or data center hosting providers’ ability to provide materials and perform services on a timely basis. In the event our or our service providers’ IT systems or manufacturing or logistics abilities are hindered by any of the events discussed above, shipments could be delayed, and our solutions could become unavailable resulting in missed financial targets, such as revenue and shipment targets, for a particular quarter. In addition, acts of terrorism and other geo-political unrest could cause disruptions in our business or the business of our supply chain, manufacturers, logistics providers, partners or customers or the economy as a whole. Any disruption in the business of our supply chain, manufacturers, logistics providers, data center hosting partners or customers that impacts sales at the end of a fiscal quarter could have a significant adverse impact on our quarterly results. All of the aforementioned risks may be further increased if the disaster recovery plans for us and our suppliers prove to be inadequate. To the extent that any of the above should result in delays or cancellations of customer orders, or the delay in the manufacture, deployment or shipment of our solutions, our business, financial condition and operating results would be adversely affected.

If we fail to comply with environmental requirements, our business, financial condition, operating results and reputation could be adversely affected.

We are subject to various environmental laws and regulations including laws governing the hazardous material content of our solutions and laws relating to the collection of and recycling of electrical and electronic equipment. Examples of these laws and regulations include the European Union, or EU, Restrictions of Hazardous Substances Directive, or RoHS, and the EU Waste Electrical and Electronic Equipment Directive, or WEEE, as well as the implementing legislation of the EU member states. Similar laws and regulations have been passed or are pending in China, South Korea, Norway and Japan and may be enacted in other regions, including in the United States, and we are, or may in the future be, subject to these laws and regulations.

The EU RoHS and the similar laws of other jurisdictions ban the use of certain hazardous materials such as lead, mercury and cadmium in the manufacture of electrical equipment, including our solutions. Currently, we and other manufacturers of our hardware appliances and major component part suppliers comply with the EU RoHS requirements. However, if there are changes to this or other laws (or their interpretation) or if new similar laws are passed in other jurisdictions, we may be required to re-engineer our solutions to use components compatible with these regulations. This re-engineering and component substitution could result in additional costs to us or disrupt our operations or logistics.

The WEEE Directive requires electronic goods producers to be responsible for the collection, recycling and treatment of such solutions. Changes in interpretation of the directive may cause us to incur costs or have additional regulatory requirements to meet in the future in order to comply with this directive, or with any similar laws adopted in other jurisdictions.

Our failure to comply with past, present and future similar laws could result in reduced sales of our solutions, inventory write-offs, reputational damage, penalties and other sanctions, any of which could harm our business and financial condition. We also expect that our solutions will be affected by new environmental laws and regulations on an ongoing basis. To date, our expenditures for environmental compliance have not had a material impact on our results of operations or cash flows, and although we cannot predict the future impact of such laws or regulations, they will likely result in additional costs and may increase penalties associated with violations or require us to change the content of our solutions or how they are manufactured, which could have a material adverse effect on our business, operating results and financial condition.

New regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our appliances.

As a public company, we will be subject to new requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, that will require us to diligence, disclose and report whether or not our appliances contain conflict minerals. The implementation of these new requirements could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our solutions. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used or necessary to the production of our appliances and, if applicable, potential changes to appliances, processes or sources of supply as a consequence of such verification activities. It is also possible that we may face reputational harm if we determine that certain of our appliances contain minerals not determined to be conflict free or if we are unable to alter our appliances, processes or sources of supply to avoid such materials.

Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock

An active trading market for our common stock may never develop or be sustained.

We cannot assure you that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of common stock when desired or the prices that you may obtain for your shares.

Our share price may be volatile, and you may be unable to sell your shares at or above the offering price.

Prior to this offering, there has been no public market for shares of our common stock. Technology stocks have historically experienced high levels of volatility. The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that may cause the market price of our common stock to fluctuate include:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of technology companies in general, and of companies in our industry;

•	actual or anticipated changes in our results of operations or fluctuations in our operating results;

•	whether our operating results meet the expectations of securities analysts or investors;

•	actual or anticipated changes in the expectations of investors or securities analysts;

•	actual or anticipated developments in our competitors’ businesses or the competitive landscape generally;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	litigation or investigations involving us, our industry or both;

•	regulatory developments in the United States, foreign countries or both;

•	general economic conditions and trends;

•	major catastrophic events;

•	the expiration of market stand-offs or contractual lock-up agreements;

•	sales of large blocks of our stock; or

•	major changes in our board of directors or management or departures of key personnel.

In addition, if the market for technology stocks or the stock market in general experience a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business, and this could have a material adverse effect on our business, operating results and financial condition.

Sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the contractual lock-up and other legal restrictions on resale lapse, the trading price of our common stock could decline. After this offering, approximately                 shares of common stock will be outstanding. Of these shares, the             shares of our common stock to be sold in this offering will be freely tradable, unless such shares are held by “affiliates,” as that term is defined in Rule 144 of the Securities Act of 1933, as amended, or the Securities Act.

Our directors, officers and holders of substantially all of our capital stock and securities convertible into capital stock are subject to a 180-day market stand-off or contractual lock-up agreements that prevents them from selling their shares prior to the expiration of the 180-day period. Morgan Stanley & Co. LLC. may, in its sole discretion, permit shares subject to the lock-up to be sold prior to its expiration. See the section titled “Shares Eligible for Future Sale—Lock-Up Agreements” for additional information.

After the market stand-offs and lock-up agreements pertaining to this offering expire, up to an additional                 shares will be eligible for sale in the public market,             of which are, based on the number of shares outstanding as of May 31, 2013 and after giving effect to the exercise of options and the sale of shares by the selling stockholders in connection with the completion of this offering, held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements.

In addition, following the completion of this offering, we intend to file a registration statement to register all shares subject to options outstanding or reserved for future issuance under our equity compensation plans. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. See the section titled “Shares Eligible for Future Sale” for additional information.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution of $         per share, based on an assumed initial public offering price of $         per share, which is the midpoint of the range as reflected on the cover page of this prospectus, because the price that you pay will be substantially greater than the net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our founders and earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. In addition, investors who purchase shares in this offering will contribute approximately     % of the total amount of equity capital raised by us through the date of this offering, but will only own approximately     % of our outstanding shares. In addition, we have issued options to acquire our common stock at prices significantly below the expected initial public offering price and we have unvested RSUs outstanding. To the extent outstanding options are ultimately exercised and RSUs vest, there will be further dilution to investors in this offering.

If securities analysts do not publish research or reports about our business, or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock could be influenced by any research and reports that securities or industry analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by securities analysts. If no securities analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event securities analysts cover our company and one or more of these analysts downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

The concentration of ownership among our existing directors, executive officers and principal stockholders will provide them, collectively, with substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our directors, executive officers and each of our stockholders who own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, will own approximately     % of the outstanding shares of our common stock after this offering, based on the number of shares outstanding as of May 31, 2013 and after giving effect to the sale of shares by the selling stockholders in connection with this offering. As a result, these stockholders, if acting together, will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from our initial public offering. Our management will have broad discretion in the application of the net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition, which could cause our stock price to decline. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the             and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company,” as defined in the JOBS Act. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be adversely affected.

However, for as long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.”

We would cease to be an “emerging growth company” upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of this offering, (ii) the first fiscal year after our annual gross revenues are $1.0 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

As an “emerging growth company” we have also chosen to take advantage of certain provisions of the JOBS Act that allow us to provide you with less information in this prospectus than would otherwise be required if we are not an “emerging growth company.” As a result, this prospectus includes less information about us than would otherwise be required if we were not an “emerging growth company” within the meaning of the JOBS Act, which may make it more difficult for you to evaluate an investment in our company.

We do not intend to pay dividends for the foreseeable future.

We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. In addition, our existing credit facility restricts and any future indebtedness may restrict our ability to pay dividends. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. Investors seeking cash dividends should not purchase our common stock.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, rules implemented by the SEC and the             require changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We will also incur additional costs associated with our public company reporting requirements. We expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors or as executive officers.

Provisions in our certificate of incorporation and bylaws and under Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Upon the completion of this offering, our certificate of incorporation and bylaws will contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•	authorize the issuance of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	prohibit stockholders from calling a special meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws;

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

•

provide that a state or federal court located within the State of Delaware will be the exclusive forum for any derivative action brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising under the Delaware General Corporation Law and certain other claims.

Additionally, we will be subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder and which may discourage, delay or prevent a change of control of our company.

The provisions of our certificate of incorporation and bylaws may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. The provisions of our certificate of incorporation and bylaws or Delaware law may also have the effect of delaying or deterring a change in control, which could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” contains forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements concerning the following:

•

our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit or gross margin, operating expenses including changes in research and development, sales and marketing and general and administrative expenses, and our ability to achieve, and maintain, future profitability;

•	our business plan and our ability to effectively manage our growth and associated investments;

•	anticipated trends, growth rates and challenges in our business and in the markets in which we operate;

•	market acceptance of recently introduced security and storage solutions;

•	beliefs and objectives for future operations;

•	our ability to increase sales of our solutions and renewals of our subscriptions;

•	our ability to attract and retain customers;

•	our ability to cross-sell to our existing customers;

•	maintaining and expanding our customer base and our relationships with our channel partners;

•	our ability to timely and effectively scale and adapt our existing solutions;

•	our ability to develop new solutions and bring them to market in a timely manner;

•	our ability to maintain, protect and enhance our brand and intellectual property;

•	our ability to continue to expand internationally;

•	the effects of increased competition in our markets and our ability to compete effectively;

•	sufficiency of cash to meet cash needs for at least the next 12 months;

•	future acquisitions or investments;

•	our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business both in the United States and internationally;

•	economic and industry trends or trend analysis;

•	the attraction and retention of qualified employees and key personnel;

•	the estimates and estimate methodologies used in preparing our consolidated financial statements and determining option exercise prices; and

•	the future trading prices of our common stock.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in very competitive and rapidly changing environments, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in our forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we, nor any other person, assume responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to publicly update any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, including reports from Compass Intelligence, or Compass, Gartner, Inc., or Gartner, International Data Corporation, or IDC, and International Data Group, or IDG, on assumptions we have made based on such data and other similar sources and on our knowledge of the markets for our solutions. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The Gartner Reports described herein (the “Gartner Reports”), represent data, research opinion or viewpoints published as part of a syndicated subscription service, by Gartner, and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice. The Gartner Reports consist of:

(1)	Gartner, Competitive Landscape: Next-Generation Firewall Appliance Market, Worldwide, 2013, dated April 3, 2013, by Eric Ahlm.

(2)	Gartner, Forecast: Enterprise Network Equipment by Market Segment, Worldwide, 2010-2017, 2Q13, by Christian Canales, Naresh Singh, Joe Skorupa and Severine Real.

(3)	Gartner, Forecast: Information Security, Worldwide, 2011-2017, 1Q13 Update, by Ruggero Contu, Christian Canales and Lawrence Pingree.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of                 shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $         million, or $         million if the underwriters exercise their over-allotment option in full. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as reflected on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. We will not receive any proceeds from the sale of common stock by the selling stockholders.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our stock, thereby enabling access to the public equity markets by our stockholders and employees, facilitate an orderly distribution of shares for the selling stockholders and increase our visibility in the marketplace. We intend to use the net proceeds received from this offering primarily for capital expenditures and general corporate purposes, including working capital, sales and marketing activities, product development and general and administrative matters. We also may use a portion of the net proceeds from this offering to make complementary acquisitions or investments. However, we do not have agreements or commitments for any specific acquisitions or investments at this time. We will have broad discretion over the uses of the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government, as well as equity investments in marketable securities.

DIVIDEND POLICY

In October 2012, in connection with our recapitalization, we declared $130.0 million of cash dividends. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—The Recapitalization” for additional information. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future, if at all. Additionally, our ability to pay dividends on our common stock is limited by restrictions on our ability to pay dividends or make distributions, under the terms of our existing credit facility. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and marketable securities and capitalization as of May 31, 2013 on:

•	an actual basis;

•

a pro forma basis, giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 52,878,666 shares of common stock and the effectiveness of our amended and restated certificate of incorporation which will occur immediately prior to the completion of this offering, as if such conversion had occurred and our amended and restated certificate of incorporation had become effective on May 31, 2013; and

•

a pro forma as adjusted basis, giving effect to the pro forma adjustments and the sale of                 shares of common stock by us in this offering, based on an assumed initial public offering price of $         per share, the midpoint of the estimated price range reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

	May 31, 2013
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(in thousands, except share and per share data)
Cash, cash equivalents and marketable securities	$21,953	$21,953	$

Note payable, current and non-current	$5,038	$5,038	$
Redeemable convertible preferred stock, $0.001 par value; 52,878,666 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	167,554	—
Stockholders’ deficit:
Preferred stock, par value $0.001; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.001 par value; 160,000,000 shares authorized, 84,388,971 shares issued and outstanding, actual; shares authorized, 137,267,637 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	84	137
Additional paid-in capital	25,311	192,812
Accumulated other comprehensive loss	(1,494)	(1,494)
Accumulated deficit	(281,535)	(281,535)

Total stockholders’ deficit, controlling interest	(257,634)	(90,080)
Total stockholders’ deficit, non-controlling interest	(2,644)	(2,644)

Total stockholders’ deficit	(260,278)	(92,724)

Total capitalization	$(87,686)	$(87,686)	$

(1)	The pro forma as adjusted information set forth above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase or decrease of one million shares in the number of shares offered by us would increase or decrease, as applicable, cash and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $ million, assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions. The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

The number of shares of our common stock set forth in the table above is based on 137,267,637 shares of our common stock outstanding as of May 31, 2013, and excludes:

•	15,371,672 shares of common stock issuable upon the exercise of options outstanding as of May 31, 2013, with a weighted-average exercise price of $3.70 per share;

•	3,508,828 shares of common stock issuable upon the vesting of RSUs outstanding as of May 31, 2013; and

•

2,707,540 shares of common stock reserved for future issuance under our 2012 Equity Incentive Plan and shares that become available under our 2012 Equity Incentive Plan, pursuant to provisions thereof that automatically increase the share reserves under the plans each year, as more fully described in the section titled “Executive Compensation—Employee Benefit Plans.”

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the completion of this offering.

As of May 31, 2013, our pro forma net tangible book value was approximately $         million, or $         per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of May 31, 2013, assuming the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock.

After giving effect to our sale in this offering of             shares of our common stock, at an assumed initial public offering price of $         per share, the estimated midpoint of the estimated price range reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of May 31, 2013 would have been approximately $         million, or $         per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to investors purchasing shares in this offering.

The following table illustrates this dilution:

Assumed initial public offering price per share		$
Decrease in book value per share attributable to conversion of redeemable convertible preferred stock	$
Pro forma net tangible book value per share as of May 31, 2013, before giving effect to this offering
Increase per share attributable to this offering

Pro forma net tangible book value, as adjusted to give effect to this offering		$

Dilution in pro forma net tangible book value per share to new investors purchasing shares in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range reflected on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value, as adjusted to give effect to this offering, by $         per share, the increase (decrease) attributable to this offering by $         per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors purchasing shares in this offering by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share of our common stock after giving effect to this offering would be $         per share, and the dilution in net tangible book value per share to investors in this offering would be $         per share.

The following table summarizes, on a pro forma as adjusted basis as of May 31, 2013 after giving effect to (i) the automatic conversion of all of our redeemable convertible preferred stock into common stock, and (ii) the completion of this offering at an assumed initial public offering price of $         per share, the estimated midpoint of the estimated price range reflected on the cover page of this prospectus, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New public investors

Total		100.0%		$	100.0%

The information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, the midpoint of the price range reflected on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

To the extent that our outstanding options are exercised or RSUs vest, investors will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock set forth in the table above is based on 137,267,637 shares of our common stock outstanding as of May 31, 2013, and excludes:

•	15,371,672 shares of common stock issuable upon the exercise of options outstanding as of May 31, 2013, with a weighted-average exercise price of $3.70 per share;

•	3,508,828 shares of common stock issuable upon the vesting of RSUs outstanding as of May 31, 2013; and

•

2,707,540 shares of common stock reserved for future issuance under our 2012 Equity Incentive Plan and shares that become available under our 2012 Equity Incentive Plan, pursuant to provisions thereof that automatically increase the share reserves under the plans each year, as more fully described in the section titled “Executive Compensation—Employee Benefit Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the selected consolidated statements of operations data for our fiscal years ended February 28, 2011, February 29, 2012 and February 28, 2013 and the selected consolidated balance sheet data as of February 29, 2012 and February 28, 2013 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected consolidated statements of operations data for the fiscal years ended February 28, 2009 and 2010 and the selected consolidated balance sheet data as of February 28, 2009, 2010 and 2011 from our audited consolidated financial statements not included in this prospectus. We have derived the selected consolidated statements of operations data for the three months ended May 31, 2012 and 2013 and the selected consolidated balance sheet data as of May 31, 2013 from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, include all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of those unaudited consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for the three months ended May 31, 2013 are not necessarily indicative of operating results to be expected for the fiscal year ending February 28, 2014 or any other period. You should read the following selected consolidated financial data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

	Year Ended February 28/29,					Three Months Ended May 31,
	2009	2010	2011	2012	2013	2012	2013
	(in thousands, except per share data)
Consolidated Statements of Operations Data:(1)
Revenue:
Appliance	$46,584	$55,965	$52,477	$43,258	$59,528	$13,318	$17,503
Subscription	54,657	67,725	89,655	117,662	139,403	32,691	38,774

Total revenue	101,241	123,690	142,132	160,920	198,931	46,009	56,277
Cost of revenue(2)	19,826	25,315	31,972	34,966	45,088	10,274	13,074

Gross profit	81,415	98,375	110,160	125,954	153,843	35,735	43,203
Operating expenses:
Research and development(2)	13,022	19,691	23,979	27,824	35,167	7,656	10,842
Sales and marketing(2)	45,221	57,598	69,963	84,885	102,329	24,027	28,836
General and administrative(2)	15,748	12,104	13,021	14,428	28,777	6,420	6,678

Total operating expenses	73,991	89,393	106,963	127,137	166,273	38,103	46,356

Operating income (loss)	7,424	8,982	3,197	(1,183)	(12,430)	(2,368)	(3,153)
Other income (expense), net	1,211	1,067	282	476	(839)	(1,074)	(457)

Income (loss) before income taxes and non-controlling interest	8,635	10,049	3,479	(707)	(13,269)	(3,442)	(3,610)
Provision (benefit) for income taxes	3,197	5,486	1,136	(453)	(5,084)	(902)	(1,047)

Consolidated net income (loss)	5,438	4,563	2,343	(254)	(8,185)	(2,540)	(2,563)
Net loss attributable to non-controlling interest	—	1,165	620	859	794	206	159

Net income (loss) attributable to Barracuda Networks, Inc.	$5,438	$5,728	$2,963	$605	$(7,391)	$(2,334)	$(2,404)

Net income (loss) attributable to common stockholders:	$4,161	$4,393	$2,281	$466	$(9,203)	$(2,334)	$(2,404)

Net income (loss) per share attributable to common stockholders:
Basic	$0.04	$0.04	$0.02	$0.00	$(0.10)	$(0.02)	$(0.03)

Diluted	$0.04	$0.04	$0.02	$0.00	$(0.10)	$(0.02)	$(0.03)

Weighted-average shares used to compute net income (loss) per share attributable to common stockholders:
Basic	98,226	99,176	100,890	101,488	96,094	101,385	84,301

Diluted	131,039	133,064	134,943	136,066	96,094	101,385	84,301

Pro forma net income (loss) per share attributable to common stockholders:
Basic and diluted					$(0.05)		$(0.02)

Pro forma weighted-average shares outstanding used to compute net income (loss) per share attributable to common stockholders:
Basic and diluted					135,461		137,180

(1)	Certain amounts in fiscal 2009 and fiscal 2010 have been reclassified to conform to the current year presentation.
(2)	Includes stock-based compensation expense as follows:

	Year Ended February 28/29,					Three Months Ended May 31,
	2009	2010	2011	2012	2013	2012	2013
	(in thousands)
Cost of revenue	$49	$64	$84	$51	$146	$21	$45
Research and development	420	597	848	766	2,059	284	630
Sales and marketing	321	514	627	527	1,182	185	334
General and administrative	306	327	417	527	5,400	2,751	1,488

Total stock-based compensation	$1,096	$1,502	$1,976	$1,871	$8,787	$3,241	$2,497

	February 28/29,					May 31, 2013
	2009	2010	2011	2012	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$70,678	$66,626	$100,187	$128,783	$31,645	$21,953
Working capital (deficit)	29,237	22,901	52,912	61,180	(67,797)	(68,963)
Total assets	128,378	173,591	218,655	283,899	212,248	216,549
Deferred revenue, current and non-current	99,975	122,882	160,699	217,209	261,243	274,444
Note payable, current and non-current	—	1,431	—	5,295	5,094	5,038
Redeemable convertible preferred stock	40,010	40,010	40,010	40,010	167,554	167,554
Common stock and additional paid-in capital	3,177	10,522	13,377	13,479	23,108	25,395
Total stockholders’ deficit	(25,688)	(10,682)	(4,984)	(7,583)	(259,620)	(260,278)

Key Metrics

We monitor the following key metrics to help us evaluate growth trends, establish budgets and assess operational efficiencies. In addition to our results determined in accordance with GAAP, we believe the following non-GAAP and operational measures are useful in evaluating our operating performance.

	Year Ended February 28/29,			Three Months Ended May 31,
	2011	2012	2013	2012	2013
	(in thousands, except active subscribers and percentages)
Gross billings	$191,306	$233,211	$264,225	$65,362	$74,865
Year-over-year percentage increase		22%	13%		15%
Year-over-year percentage increase on a constant currency basis(1)		22%	17%		16%

Adjusted EBITDA	$46,200	$55,251	$49,095	$14,110	$12,053
Adjusted EBITDA as a percentage of total revenue	33%	34%	25%	31%	21%

Free cash flow	$34,422	$35,416	$41,085	$9,866	$1,607
Free cash flow as a percentage of total revenue	24%	22%	21%	21%	3%

Active subscribers as of period end	134,807	156,976	179,952	161,998	184,232

(1)	In order to determine how our business performed exclusive of the effect of foreign currency fluctuations, we compare the percentage change in our gross billings from one period to another using a constant currency. To present this gross billings information, the current and comparative prior period results for entities that operate in other than U.S. dollars are converted into U.S. dollars at constant exchange rates. For example, the rates in effect at February 28, 2013, which was the last day of our prior fiscal year, were used to convert current and comparable prior period gross billings rather than the actual exchange rates in effect during the respective period.

Gross billings. We define gross billings as total revenue plus the change in deferred revenue and other adjustments which primarily reflect returns and reserves with respect to the 30-day right to return we provide to our customers, as well as rebates for certain channel partner activities, during a particular period. We use gross billings as a performance measurement and a leading indicator of our future revenue, based on our business model of invoicing our customers at the time of sale of our solutions and recognizing revenue ratably over subsequent periods. Accordingly, we believe gross billings provide valuable insight into the sales of our solutions and the performance of our business. The gross billings we record in any period reflect sales to new customers plus renewals and additional sales to existing customers.

Adjusted EBITDA. We define adjusted EBITDA as net income (loss) plus non-cash and non-operating charges, which includes acquisition and other non-recurring charges. Because of our business model, where revenue from gross billings is deferred and recognized ratably over subsequent periods, substantially all of our gross billings increase deferred revenue. Therefore, we believe that adjusting net income (loss) for increases in deferred revenue and increases in the associated deferred costs provides another indication of profitability from our operations. We use adjusted EBITDA to measure our performance, prepare our budgets and establish metrics for variable compensation. Because adjusted EBITDA excludes certain non-cash and non-operating charges, this measure enables us to eliminate the impact of items we do not consider indicative of our core operating performance and to better measure our performance on a consistent basis from period to period.

Free cash flow. We define free cash flow as cash provided by operating activities, less purchases of property and equipment plus acquisition and other non-recurring charges. We consider free cash flow to be a useful liquidity measure that considers the investment in cloud and corporate infrastructure required to support our business and the impact of acquisition related expenses and other non-recurring charges. We use free cash flow to assess our business performance and evaluate the amount of cash generated by our business after adjusting for purchases of property and equipment and acquisition and other non-recurring charges.

Active subscribers. We define an active subscriber as a discrete appliance, virtual appliance or cloud-only service that has activated at least one valid subscription that has not been terminated. We monitor the total number of active subscribers as a measure of the growth in our installed base, the success of our sales and marketing activities and the value that our solutions bring to our customers.

Acquisition and Other Non-Recurring Charges

In calculating adjusted EBITDA and free cash flow, we also adjust for acquisition and other charges that we do not expect to recur in our continuing operating results. We believe that adjusting for these charges allows us to better compare adjusted EBITDA and free cash flow from period to period in order to assess the ongoing operating results of our business. We refer to costs related to our CEO transition, export compliance, acquisitions and option holder bonuses as our “acquisition and other non-recurring charges” throughout this prospectus. These costs consist of the following:

CEO transition. CEO transition costs include severance payments made to our former chief executive officer and related legal expenses, as well as recruitment and other fees related to the hiring of our new chief executive officer. These costs also include costs and bonuses related to the office of the CEO and bonuses for certain executives paid in connection with the transition. These costs are classified primarily as general and administrative expenses in our consolidated statements of operations.

Export compliance. Export compliance costs include legal expenses incurred in connection with an internal investigation of our export controls compliance procedures and the submission of our voluntary self-disclosures to the U.S. government in this regard. These costs are classified as general and administrative expenses in our consolidated statements of operations.

Acquisition costs. Acquisition costs include legal expenses incurred in acquiring the remaining outstanding equity of phion AG as well as contingent consideration payments made under the terms of certain acquisition agreements. The phion AG related legal costs are classified as general and administrative expenses and the contingent consideration payments are primarily classified as research and development expenses in our consolidated statements of operations.

Option holder bonuses. Option holder bonus costs include bonus payments made in lieu of dividends to employees who held fully vested options to acquire our common stock at the time of our October 2012 recapitalization. These costs impacted our research and development, sales and marketing and general and administrative expenses in our consolidated statements of operations.

The following tables present the details of our acquisition and other non-recurring charges and their impact on adjusted EBITDA and free cash flow.

	Year Ended February 28/29,			Three Months Ended May 31,
	2011	2012	2013	2012	2013
	(in thousands)
Impact of acquisition and other non-recurring charges on adjusted EBITDA:
CEO transition	$—	$—	$6,058	$19	$—
Export compliance	—	—	1,411	481	—
Option holder bonuses	—	—	1,420	—	—
Acquisition costs	—	—	904	261	190

Total acquisition and other non-recurring charges	$—	$—	$9,793	$761	$190

	Year Ended February 28/29,			Three Months Ended May 31,
	2011	2012	2013	2012	2013
	(in thousands)
Impact of acquisition and other non-recurring charges on free cash flow:
CEO transition	$—	$—	$4,108	$19	$1,946
Export compliance	—	—	—	—	940
Option holder bonuses	—	—	1,420	—	—
Acquisition costs	—	—	904	261	190

Total acquisition and other non-recurring charges	$—	$—	$6,432	$280	$3,076

Reconciliation of Non-GAAP Financial Measures

Our non-GAAP measures have limitations as analytical tools and you should not consider them in isolation or as a substitute for an analysis of our results under GAAP. There are a number of limitations related to the use of these non-GAAP financial measures versus their nearest GAAP equivalents. First, gross billings, adjusted EBITDA and free cash flow are not substitutes for total revenue, net income and cash provided by operating activities, respectively. Second, other companies may calculate non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. Finally, adjusted EBITDA excludes some costs, namely, non-cash stock-based compensation and depreciation and amortization expense, which are recurring. Therefore adjusted EBITDA does not reflect the non-cash impact of stock-based compensation or working capital needs, that will continue for the foreseeable future.

The following tables reconcile the most directly comparable GAAP financial measure to each of these non-GAAP financial measures.

	Year Ended February 28/29,			Three Months Ended May 31,
	2011	2012	2013	2012	2013
	(in thousands)
Gross billings:
Total revenue	$142,132	$160,920	$198,931	$46,009	$56,277
Total deferred revenue, end of period	160,699	217,209	261,243	231,131	274,444
Less: total deferred revenue, beginning of period	(122,882)	(160,699)	(217,209)	(217,209)	(261,243)

Add: deferred revenue adjustments	11,357	15,781	21,260	5,431	5,387

Total change in deferred revenue and adjustments	49,174	72,291	65,294	19,353	18,588

Gross billings	$191,306	$233,211	$264,225	$65,362	$74,865

	Year Ended February 28/29,			Three Months Ended May 31,
	2011	2012	2013	2012	2013
	(in thousands)
Adjusted EBITDA:
Net income (loss) attributable to Barracuda Networks, Inc.	$2,963	$605	$(7,391)	$(2,334)	$(2,404)
Total deferred revenue, end of period	160,699	217,209	261,243	231,131	274,444
Less: total deferred revenue, beginning of period	(122,882)	(160,699)	(217,209)	(217,209)	(261,243)
Less: total deferred costs, end of period	(18,324)	(29,254)	(39,470)	(32,904)	(42,556)
Total deferred costs, beginning of period	13,261	18,324	29,254	29,254	39,470
Other (income) expense, net	(282)	(476)	839	1,074	457
Provision (benefit) for income taxes	1,136	(453)	(5,084)	(902)	(1,047)
Depreciation and amortization	7,653	8,124	8,333	1,998	2,245
Stock-based compensation	1,976	1,871	8,787	3,241	2,497

Acquisition and other non-recurring charges	—	—	9,793	761	190

Adjusted EBITDA	$46,200	$55,251	$49,095	$14,110	$12,053

	Year Ended February 28/29,			Three Months Ended May 31,
	2011	2012	2013	2012	2013
	(in thousands)
Free cash flow:
Cash provided by operating activities	$36,909	$43,926	$39,375	$10,195	$194
Less: purchases of property and equipment	(2,487)	(8,510)	(4,722)	(609)	(1,663)
Acquisition and other non-recurring charges	—	—	6,432	280	3,076

Free cash flow	$34,422	$35,416	$41,085	$9,866	$1,607

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. The last day of our fiscal year is February 28/29. Our fiscal quarters end on May 31, August 30, November 30, and February 28/29. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth above in the section titled “Risk Factors” and elsewhere in this prospectus.

Overview

Barracuda designs and delivers powerful yet easy-to-use security and storage software solutions. We offer cloud-connected solutions that help our customers address security threats, improve network performance and protect and store their data. Our solutions are designed to simplify IT operations for our customers, allowing them to enhance their return on technology investment. Our business model is built on the core values of speed and agility, which we apply to all aspects of our approach, including our technology innovations, the delivery and deployment of our solutions and responses to customer inquiries.

We were founded in 2003 with the vision to design industry-leading solutions to solve mainstream IT problems efficiently and cost effectively, with a high level of customer support. We have built our broad solution portfolio through organic product development as well as through selective technology acquisitions. We launched our first commercial product, the Barracuda Spam & Virus Firewall, in October 2003. Since then, we have invested a substantial amount of resources to rapidly design and develop new purpose-built solutions for our portfolio. We launched our Web Filter in 2005, our Load Balancer in 2006, our Message Archiver in 2007, our virtualization platforms and Barracuda Email Security Service in 2010, our Copy service in 2012 and our Application Delivery Controller and Barracuda Firewall solutions in 2013. We have also identified, acquired and integrated a number of complementary technologies in order to expand our solution portfolio. We acquired our capabilities for web application security in 2007, secure virtual private network in 2008, backup, disaster recovery and deduplication in 2008, next generation firewall and cloud-based web security in 2009 and e-signature in 2013. We will continue to evaluate complementary acquisitions or investments, although we do not have agreements or commitments for any specific acquisitions or investments at this time.

We derive revenue from sales of appliances and subscriptions. Revenue from the sale of our appliances includes hardware and a perpetual license. Subscription revenue is generated primarily from our subscription services such as our Barracuda Energize Updates as well as our cloud solutions—Barracuda Email Security Service, Barracuda Web Security Service and Barracuda Backup. Subscription revenue also includes revenue from fixed term licenses of our virtual appliance software support and maintenance. Our contractual subscriptions and support and maintenance terms are typically for one-year periods. Subscriptions are billed in advance of the purchased subscription period. Renewal rates from subscriptions, on a dollars basis, have been 89%, 90% and 93% in fiscal 2011, 2012 and 2013, respectively.

We have a differentiated operating model that enables rapid adoption of our solutions and enhanced time to value for our customers. We employ a high-velocity sales model that incorporates a 30-day right to return, real-time order fulfillment and a simple, low-cost entry point. Our product and sales specialists work closely with prospective customers to answer questions and guide them to participate in our evaluation program. We fulfill sales of our solutions through our global partner network of over 5,000 distributors and value added resellers. Customers typically receive our solutions and can deploy and begin to realize value within 24 hours. We believe our solutions are highly price competitive, and our pricing includes many of the features and services others charge separately for, greatly simplifying and expediting our customers’ purchasing process. We manage our business with a culture and set of systems and processes that help us achieve a high degree of consistency and visibility, and focuses on sales productivity, marketing effectiveness and customer satisfaction.

Our customer base represents a broad range of industries including automotive, education, electronics, financial services, food service, government, industrial manufacturing, medicine, media, real estate, retail, software and telecommunications. In fiscal 2013 and for the three months ended May 31, 2013, one distribution partner accounted for 13% and 16% of our total revenue, respectively. No customer or distribution partner accounted for greater than 10% of our total revenue in fiscal 2011 or 2012.

To support our goal of sustainable, long-term growth, we have made and continue to make significant incremental investments in product development, corporate infrastructure and broadened distribution. For example, in fiscal 2013, we hired a new chief executive officer and a number of other key executives across our organization. We also maintained a level of investment in brand development that we believed would continue to help us expand our reach. We intend to continue to invest in development of our solutions, our infrastructure and sales and marketing to drive long-term growth.

For fiscal 2011, 2012 and 2013, and for the three months ended May 31, 2013, our gross billings were $191.3 million, $233.2 million, $264.2 million and $74.9 million, respectively. For fiscal 2011, 2012 and 2013, and for the three months ended May 31, 2013, our total revenue was $142.1 million, $160.9 million, $198.9 million, and $56.3 million, respectively. We believe that the subscription nature of our solutions provides value to our customers and financial visibility to us. Subscription revenue for fiscal 2011, 2012 and 2013 and for the three months ended May 31, 2013 represented approximately 63%, 73%, 70% and 69% of our total revenue, respectively. For fiscal 2011, 2012 and 2013, and for the three months ended May 31, 2013, our net income (loss) to Barracuda was $3.0 million, $0.6 million, $(7.4) million and $(2.4) million, respectively. For fiscal 2011, 2012 and 2013, and for the three months ended May 31, 2013, our free cash flow, adjusted for acquisition costs and other non-recurring charges, was $34.4 million, $35.4 million, $41.1 million and $1.6 million, respectively.

Our Business Model

We invoice at the time of sale for the total price of the solutions we deliver, and we typically collect cash in 30 to 60 days. We refer to the total amount of invoices we issue in a period as gross billings. All of the gross billings we record are recognized as revenue ratably under GAAP, once all revenue recognition criteria have been met. Gross billings are initially recorded as deferred revenue, less reserves. The appliance component of our gross billings is recognized ratably as revenue over the estimated customer relationship period, which is typically three years, commencing upon the activation of the unit by the end customer. The subscription component of our gross billings is recognized ratably as revenue over the contractual period of the subscription. Because we bill in advance for the entire term, substantially all of our new and renewal gross billings increase our deferred revenue balance, which contributes significantly to our cash flow.

Key Metrics

We monitor the following key metrics to help us evaluate growth trends, establish budgets and assess operational efficiencies. In addition to our results determined in accordance with GAAP, we believe the following non-GAAP and operational measures are useful in evaluating our operating performance.

	Year Ended February 28/29,			Three Months Ended May 31,
	2011	2012	2013	2012	2013
	(in thousands, except active subscribers and percentages)
Gross billings	$191,306	$233,211	$264,225	$65,362	$74,865
Year-over-year percentage increase		22%	13%		15%
Year-over-year percentage increase on a constant currency basis (1)		22%	17%		16%

Adjusted EBITDA	$46,200	$55,251	$49,095	$14,110	$12,053
Adjusted EBITDA as a percentage of total revenue	33%	34%	25%	31%	21%

Free cash flow	$34,422	$35,416	$41,085	$9,866	$1,607
Free cash flow as a percentage of total revenue	24%	22%	21%	21%	3%

Active subscribers at period end	134,807	156,976	179,952	161,998	184,232

(1)	In order to determine how our business performed exclusive of the effect of foreign currency fluctuations, we compare the percentage change in our gross billings from one period to another using a constant currency. To present this gross billings information, the current and comparative prior period results for entities that operate in other than U.S. dollars are converted into U.S. dollars at constant exchange rates. For example, the rates in effect at February 28, 2013, which was the last day of our prior fiscal year, were used to convert current and comparable prior period gross billings rather than the actual exchange rates in effect during the respective period.

Gross billings. We define gross billings as total revenue plus the change in deferred revenue and other adjustments which primarily reflect returns and reserves with respect to the 30-day right to return we provide to our customers, as well as rebates for certain channel partner activities, during a particular period. We use gross billings as a performance measurement and a leading indicator of our future revenue, based on our business model of invoicing our customers at the time of sale of our solutions and recognizing revenue ratably over subsequent periods. Accordingly, we believe gross billings provide valuable insight into the sales of our solutions and the performance of our business. The gross billings we record in any period reflect sales to new customers plus renewals and additional sales to existing customers.

Gross billings increased 22% from fiscal 2011 to 2012 and 13% from fiscal 2012 to 2013. In addition, in the three months ended May 31, 2013, gross billings increased 15% over the three months ended May 31, 2012. The increase in gross billings was primarily driven by our continued ability to cross-sell additional solutions to existing customers and the growth in our renewal subscriptions as a result of our high level of customer retention. The increase was also due to continued investment in sales and marketing, which resulted in additional lead generation opportunities and associated new customer billings. When evaluating our gross billings from period to period, we also evaluate our gross billings for the two comparable periods using a fixed exchange rate, thereby excluding the effect of currency fluctuations.

Adjusted EBITDA. We define adjusted EBITDA as net income (loss) plus non-cash and non-operating charges, which includes acquisition and other non-recurring charges. Because of our business model, where revenue from gross billings is recognized ratably over subsequent periods, substantially all of our gross billings increase deferred revenue. Therefore, we believe that adjusting net income (loss) for increases in deferred revenue and increases in the associated deferred costs provides another indication of profitability from our operations. We use adjusted EBITDA to measure our performance, prepare our budgets and establish metrics for variable compensation. Because adjusted EBITDA excludes certain non-cash and non-operating charges, this measure enables us to eliminate the impact of items we do not consider indicative of our core operating performance and to better measure our performance on a consistent basis from period to period.

Adjusted EBITDA increased from $46.2 million in fiscal 2011 to $55.3 million fiscal 2012 and decreased to $49.1 million in fiscal 2013. In addition, adjusted EBITDA decreased from $14.1 million for three months ended May 31, 2012 to $12.1 million for the three months ended May 31, 2013. The fluctuations in adjusted EBITDA from period to period were based primarily upon changes in gross billings and our investments in research and development. Our adjusted EBITDA increased from fiscal 2011 to fiscal 2012 as a result of the growth in gross billings. Our adjusted EBITDA in fiscal 2013 decreased due to increased investment in research and development and sales and marketing. Specifically, in fiscal 2013, research and development headcount increased by 28% compared to fiscal 2012, and sales and marketing headcount increased 25% compared to fiscal 2012.

Free cash flow. We define free cash flow as cash provided by operating activities, less purchases of property and equipment plus acquisition and other non-recurring charges. We consider free cash flow to be a useful liquidity measure that considers the investment in cloud and corporate infrastructure required to support our business and the impact of acquisition related expenses and other non-recurring charges. We use free cash flow to assess our business performance and evaluate the amount of cash generated by our business after adjusting for purchases of property and equipment and acquisition and other non-recurring charges.

Free cash flow increased from $34.4 million in fiscal 2011 to $35.4 million fiscal 2012 and to $41.1 million in fiscal 2013. In addition, free cash flow decreased from $9.9 million for three months ended May 31, 2012 to $1.6 million for the three months ended May 31, 2013. The decrease in free cash flow in the three months ended May 31, 2013 was driven primarily by $3.6 million in federal and state tax payments and $1.1 million in capital expenditures to further expand our cloud infrastructure, as well as other changes in working capital.

Active subscribers. We define an active subscriber as a discrete appliance, virtual appliance or cloud-only service that has activated at least one valid subscription that has not been terminated. We monitor the total number of active subscribers as a measure of the growth in our installed base, the success of our sales and marketing activities and the value that our solutions bring to our customers. As of fiscal 2011, 2012 and 2013 and the three months ended May 31, 2013, we had 134,807, 156,976, 179,952 and 184,232 active subscribers, respectively. The increase in active subscribers over these periods is primarily related to the increase in the renewal rate of our subscriptions, which has increased on a dollar basis from 89% in fiscal 2011 to 93% in fiscal 2013, as well as our ability to attract and retain new customers.

Factors Affecting our Performance

We believe that our future success will be dependent on many factors, including our ability to increase sales of our solutions to new customers as well as to increase sales of additional solutions to our existing customers and to add incremental capabilities that will solve emerging customer issues. While these areas present significant opportunity, they also present risks that we must manage to ensure successful results. See the section titled “Risk Factors.” Additionally, we face significant competition across all of our market segments and must continue to execute across all functions and add qualified personnel to succeed in these markets. If we are unable to address these challenges, our business could be adversely affected.

Investment in Sales and Marketing. In order to support future sales, we will need to continue to invest significant resources devoted to our sales force and global network of partners and resellers. We have made and plan to continue to make significant investments in expanding our sales teams and distribution programs with our channel partners and increasing our brand awareness. Any investments we make in our sales and marketing will occur in advance of our experiencing any benefits from such investments, and so it may be difficult for us to determine if we are efficiently allocating our resources in this area. We cannot assure that the investments we have made, or intend to make, to strengthen our sales and marketing efforts will result in an increase in revenue or an improvement in our results of operations.

Investment in Product Development. Our performance is significantly dependent on the investments we make in our research and development efforts, and in our ability to continue to innovate, improve functionality, adapt to new technologies or changes to existing technologies. Our investments in this area include an increase in our research and development headcount by 28% in fiscal 2013 and the resulting increases in overhead expenses. We intend to continue to invest in new solution development and enhancements to our existing solutions. We cannot be assured that we will realize increased revenues from our development initiatives.

Investment in Infrastructure. In order to support our operations, we have made and expect to continue to make substantial investments in our infrastructure in connection with enhancing and expanding our operations domestically and internationally. For example, we intend to continue to invest in our software systems and additional data center resources to keep pace with the growth in the cloud and cloud-based solutions markets. We also expect to make additional investments in our infrastructure as we continue to transition to operation as a public company, which will result in increased general and administrative expenses.

Renewal Rates. Our solutions include a required subscription to our Barracuda Energize Updates subscription service. Customers also purchase subscriptions to virtual appliance software, cloud services and enhanced support services. The renewal rate of our subscriptions will affect our gross billings and recognized revenue in future periods. Renewal rates from subscriptions, on a dollars basis, have been 89%, 90% and 93% in fiscal 2011, 2012 and 2013, respectively.

We believe the renewal rate is an important metric to measure long-term value of customer agreements and our ability to retain our customers. We calculate our renewal rate by comparing the actual dollar amount of contracts renewed in a period to the dollar amount of the expiring contracts in that period, less the value of the expiring contracts that are upgraded to a higher model of the same product in lieu of a renewal.

Cross-sell Opportunity. As our existing customers’ IT buying needs evolve, or as our customers realize the benefits of the solutions that they previously purchased, our portfolio of solutions provides us an opportunity to cross-sell additional solutions. We define a solution as a distinct product line that we offer, such as Web Filter or Message Archiver. Customers who successfully deploy more than one type of solution provide substantially more customer lifetime value to us, and can derive greater value from our solutions as they benefit from synergies in management, support and functionality. To support our cross-sell efforts, we intend to continue adding higher touch sales and marketing field resources to liaise with our channel partners as we continue to grow our sales both domestically and internationally.

Components of Results of Operations

Revenue

We generate revenue from the sales of our appliances and subscriptions.

•

Appliance Revenue. Revenue from the sale of our appliances includes hardware and a perpetual license. We recognize appliance revenue over the estimated customer relationship period of three years, commencing with the end-user’s activation of the appliance and related subscription, provided all other criteria for the recognition of appliance revenue are met.

•

Subscription Revenue. Subscription revenue is generated primarily from our subscription services such as our Barracuda Energize Updates as well as our cloud solutions—Barracuda Email Security Service, Barracuda Web Security Service and Barracuda Backup. Subscription revenue also includes revenue from fixed term licenses of our virtual appliance software support and maintenance. Our contractual subscriptions and support and maintenance terms range from one to five years. We recognize revenue from subscriptions and support and maintenance over the contractual service period.

Cost of Revenue

Cost of revenue consists of costs related to our appliance and subscription revenue. Such costs include hardware, manufacturing, shipping and logistics, customer support, warranty, personnel costs, data center costs and amortization of intangible assets related to acquired technology. We expect our cost of revenue to increase in absolute dollars, although it may fluctuate as a percentage of total revenue from period to period, as we continue to grow.

Gross Margin

Gross margin, or gross profit as a percentage of total revenue, has been and will continue to be affected by a variety of factors, including manufacturing costs, cost of technical support and the mix of our solutions sold. We expect our gross margins to fluctuate over time depending on the factors described above.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, stock-based compensation and travel-related expenses. Operating expenses also include allocated overhead costs for facilities, IT and depreciation. We expect operating expenses to increase in absolute dollars, although they may fluctuate as a percentage of total revenue from period to period, as we continue to grow.

•

Research and development. Research and development expenses consist primarily of salaries, benefits and stock-based compensation for employees and executives on our engineering and technical teams who are responsible for increasing the functionality and enhancing the ease-of-use of our appliance and subscription services, as well as the development of new products. We expense our research and development costs as they are incurred. We expect research and development expenses to increase in absolute dollars as we continue to invest in our future solutions, although our research and development expenses may fluctuate as a percentage of total revenue.

•

Sales and marketing. Our sales and marketing expenses consist primarily of advertising, as well as salaries, commissions, benefits and stock-based compensation for our employees and executives engaged in sales, sales support, marketing, business development and customer service functions. Our advertising expenses include the costs of cooperative marketing programs developed with our channel partners, other marketing programs such as online lead generation, promotional events and web seminars. We market and sell our subscription services worldwide through our sales organization and distribution channels, such as strategic resellers and distributors. We capitalize and amortize the direct and incremental portion of our sales commissions over the period the related revenue is recognized. We expect sales and marketing expenses to continue to increase in absolute dollars as we increase the size of our sales and marketing organizations, although our sales and marketing expenses may fluctuate as a percentage of total revenue.

•

General and administrative. Our general and administrative expenses consist primarily of salaries, benefits and stock-based compensation for our finance, legal, regulatory and compliance, human resources and other administrative employees and executives. In addition, general and administrative expenses include outside consulting, legal and accounting services, and facilities and other supporting overhead costs. We expect general and administrative expenses to increase in absolute dollars following the completion of this offering due to accounting, insurance, investor relations and other costs associated with being a public company, although our general and administrative expenses may fluctuate as a percentage of total revenue.

Other Income (Expense), Net

Other income (expense), net consists primarily of foreign exchange gains and losses, interest expense on our outstanding debt and interest income earned on our cash, cash equivalents and marketable securities. We expect interest income will vary each reporting period depending on our average investment balances during the period, types and mix of investments, and market interest rates.

Provision (Benefit) for Income Taxes

Our provision for income taxes consists primarily of federal and state income taxes in the United States and income taxes in foreign jurisdictions in which we conduct business. We estimate income taxes in each of the jurisdictions in which we operate. This process involves determining income tax expense together with calculating the deferred income tax expense related to temporary differences resulting from the differing treatment of items for tax and accounting purposes. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. These temporary differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheets. Deferred tax assets are recognized for deductible temporary differences, along with net operating loss and credits carryforwards, if it is more likely than not that the tax benefits will be realized. As of February 28, 2013, we have a $7.0 million valuation allowance provided against our deferred tax assets primarily related to foreign net operating losses and California research credits acquired as part of our business acquisitions.

As of February 28, 2013, we had federal and state net operating loss carryforwards of approximately $1.1 million and $7.5 million, respectively, which will begin to expire at various dates beginning in fiscal 2019 and 2014, respectively. Additionally, as of February 28, 2013, we had foreign net operating loss carryforwards of approximately $22.9 million, of which approximately $19.1 million can be carried forward indefinitely, and the remaining amounts expire at various dates beginning in fiscal 2014. The Internal Revenue Code provides limitations on our ability to utilize net operating loss carryforwards and tax credit carryforwards, after an ownership change, as defined in Section 382 of the Internal Revenue Code. California has similar rules that may limit our ability to utilize our state net operating loss carryforwards. If we were to experience an ownership change in the future, this could limit our use of our net operating loss carryforwards.

Results of Operations

The following tables summarize our consolidated results of operations for the periods presented and as a percentage of our total revenue for those periods.

	Year Ended February 28/29,			Three Months Ended May 31,
	2011	2012	2013	2012	2013
				(unaudited)
	(in thousands)
Consolidated Statements of Operations Data:
Revenue:
Appliance	$52,477	$43,258	$59,528	$13,318	$17,503

Subscription	89,655	117,662	139,403	32,691	38,774

Total revenue	142,132	160,920	198,931	46,009	56,277
Cost of revenue	31,972	34,966	45,088	10,274	13,074

Gross profit	110,160	125,954	153,843	35,735	43,203

Operating expenses:
Research and development	23,979	27,824	35,167	7,656	10,842
Sales and marketing	69,963	84,885	102,329	24,027	28,836
General and administrative	13,021	14,428	28,777	6,420	6,678

Total operating expenses	106,963	127,137	166,273	38,103	46,356

Operating income (loss)	3,197	(1,183)	(12,430)	(2,368)	(3,153)
Other income (expense), net	282	476	(839)	(1,074)	(457)

Income (loss) before income taxes and non-controlling interest	3,479	(707)	(13,269)	(3,442)	(3,610)
Provision (benefit) for income taxes	1,136	(453)	(5,084)	(902)	(1,047)

Consolidated net income (loss)	2,343	(254)	(8,185)	(2,540)	(2,563)
Net loss attributable to non-controlling interest	620	859	794	206	159

Net income (loss) attributable to Barracuda Networks, Inc.	$2,963	$605	$(7,391)	$(2,334)	$(2,404)

	Year Ended February 28/29,			Three Months Ended May 31,
	2011	2012	2013	2012	2013
				(unaudited)
	(as a percentage of total revenue)
Revenue:
Appliance	37%	27%	30%	29%	31%
Subscription	63	73	70	71	69

Total revenue	100	100	100	100	100
Cost of revenue	22	22	23	22	23

Gross profit	78	78	77	78	77

Operating expenses:
Research and development	17	17	18	17	19
Sales and marketing	49	53	51	52	51
General and administrative	9	9	14	14	12

Total operating expenses	75	79	83	83	82

Operating income (loss)	3	(1)	(6)	(5)	(5)
Other income (expense), net	—	1	(1)	(3)	(1)

Income (loss) before income taxes and non-controlling interest	3	—	(7)	(8)	(6)
Provision (benefit) for income taxes	1	—	(3)	(2)	(2)

Consolidated net income (loss)	2	—	(4)	(6)	(4)
Net loss attributable to non-controlling interest	—	—	—	1	—

Net income (loss) attributable to Barracuda Networks, Inc.	2%	—%	(4)%	(5)%	(4)%

Comparison of the Three Month Periods Ended May 31, 2012 and 2013

Revenue

	Three Months Ended May 31,
	2012		2013		Change
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	%
	(unaudited)
	(dollars in thousands)
Revenue:
Appliance	$13,318	29%	$17,503	31%	$4,185	31%
Subscription	32,691	71%	38,774	69%	6,083	19%

Total revenue	$46,009	100%	$56,277	100%	$10,268	22%

Total revenue increased $10.3 million, or 22%, for the three months ended May 31, 2013 compared to the three months ended May 31, 2012. Subscription revenue increased by $6.1 million, or 19%, primarily due to an increase in active subscribers during the period of 22,234, or 14%, from 161,998 active subscribers as of May 31, 2012 to 184,232 active subscribers as of May 31, 2013. Total appliance revenue increased by $4.2 million, or 31% due to increased demand for our solutions. Appliance revenue was also impacted by the prospective adoption of new accounting standards effective beginning in fiscal 2011 whereby appliance revenue is recognized over the estimated customer relationship period of three years, rather than the contractual subscription period.

Cost of Revenue and Gross Margin

	Three Months Ended May 31,
	2012		2013		Change
	Amount	Gross Margin	Amount	Gross Margin	Amount	%
	(unaudited)
	(dollars in thousands)
Cost of revenue	$10,274		$13,074		$2,800	27%

Gross profit	$35,735	78%	$43,203	77%	$7,468	21%

Cost of revenue increased for the three months ended May 31, 2013 compared to the three months ended May 31, 2012 commensurate with the increase in appliance and subscription revenue for the comparable periods and included $1.4 million in amortization expense. Gross margin was comparable for the three months ended May 31, 2013 compared to the three months ended May 31, 2012.

Operating Expenses

	Three Months Ended May 31,
	2012		2013		Change
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	%
	(unaudited)
	(dollars in thousands)

Operating expenses:
Research and development	$7,656	17%	$10,842	19%	$3,186	42%
Sales and marketing	24,027	52	28,836	51	4,809	20
General and administrative	6,420	14	6,678	12	258	4

Total operating expenses	$38,103	83%	$46,356	82%	$8,253	22%

Includes stock-based compensation of:
Research and development	$284		$630		$346
Sales and marketing	185		334		149
General and administrative	2,751		1,488		(1,263)

Total	$3,220		$2,452		$(768)

Research and development expense increased $3.2 million, or 42%, for the three months ended May 31, 2013 compared to the three months ended May 31, 2012, primarily due to a $2.0 million increase in personnel related costs resulting from a 30% increase in research and development headcount, as we continued to invest in our solutions to innovate and improve functionality, and a $0.3 million increase in stock-based compensation.

Sales and marketing expense increased $4.8 million, or 20%, for the three months ended May 31, 2013 compared to the three months ended May 31, 2012, primarily due to a $2.1 million increase in personnel related costs resulting from a 16% increase in sales and marketing headcount and a $1.7 million increase in marketing expenses associated with advertising and trade shows, as we increased our sales and marketing efforts to grow our revenue.

General and administrative expense increased $0.3 million, or 4%, for the three months ended May 31, 2013 compared to the three months ended May 31, 2012 primarily due to a $0.5 million increase in personnel related costs resulting from a 16% increase in general and administrative headcount, a $0.5 million increase in other IT-related expense as we improved our infrastructure to support our growth and a $0.5 million increase in legal costs, partially offset by a $1.3 million decrease in stock-based compensation. In addition, general and administrative expense in the three months ended May 31, 2012 included $0.7 million of acquisition and other non-recurring charges.

Other Income (Expense), Net

	Three Months Ended May 31,
	2012	2013	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Other expense, net	$(1,074)	$(457)	$617	(57)%

The change in other expense, net was primarily due to a $0.7 million decrease in net foreign exchange losses during the three months ended May 31, 2013 compared to the three months ended May 31, 2012.

Provision (Benefit) for Income Taxes

	Three Months Ended May 31,
	2012	2013	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Benefit for income taxes	$(902)	$(1,047)	$(145)	16%

We recorded an income tax benefit of $1.0 million for the three months ended May 31, 2013, based on our estimated taxable loss for the year. The difference between the income tax benefit that would be derived by applying the statutory rate to our loss before tax and the income tax benefit actually recorded is primarily due to the impact of non-deductible stock-based compensation expenses and other currently non-deductible items, and various discrete items. For the three months ended May 31, 2012, we recorded an income tax benefit of $0.9 million.

Comparison of the Fiscal Years Ended February 29, 2012 and February 28, 2013

Revenue

	Year Ended February 29/28,
	2012	2013	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Revenue:
Appliance	$43,258	$59,528	$16,270	38%
Subscription	117,662	139,403	21,741	18%

Total revenue	$160,920	$198,931	$38,011	24%

Total revenue increased $38.0 million, or 24%, for fiscal 2013 compared to fiscal 2012. Subscription revenue increased by $21.7 million, or 18%, primarily due to a 22,976 increase in active subscribers, or 15%, from 156,976 active subscribers as of February 29, 2012 to 179,952 active subscribers as of February 28,

2013. Total appliance revenue increased by $16.3 million, or 38% due to increased demand for our solutions. Appliance revenue was also impacted by the prospective adoption of new accounting standards effective beginning in fiscal 2011 whereby appliance revenue is recognized over the estimated customer relationship period of three years, rather than the contractual subscription period.

Cost of Revenue and Gross Margin

	Year Ended February 29/28,
	2012		2013		Change
	Amount	Gross Margin	Amount	Gross Margin	Amount	%
	(dollars in thousands)
Cost of revenue	$34,966		$45,088		$10,122	29%

Gross profit	$125,954	78%	$153,843	77%	$27,889	22%

Cost of revenue increased for fiscal 2013 compared to fiscal 2012 commensurate with the increase in appliance and subscription revenue for the comparable periods and included $5.5 million in amortization expense in fiscal 2013 compared to $6.0 million in fiscal 2012. Gross margin was consistent, decreasing one percentage point for fiscal 2013 compared to fiscal 2012.

Operating Expenses

	Year Ended February 29/28,
	2012		2013		Change
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	%
	(dollars in thousands)
Operating expenses:
Research and development	$27,824	17%	$35,167	18%	$7,343	26%
Sales and marketing	84,885	53	102,329	51	17,444	21
General and administrative	14,428	9	28,777	14	14,349	99

Total operating expenses	$127,137	79%	$166,273	83%	$39,136	31%

Includes stock-based compensation of:
Research and development	$766		$2,059		$1,293
Sales and marketing	527		1,182		655
General and administrative	527		5,400		4,873

Total stock-based compensation	$1,820		$8,641		$6,821

Research and development expense increased $7.3 million, or 26%, in fiscal 2013 compared to fiscal 2012 primarily due to a $3.5 million increase in personnel related costs as a result of a 28% increase in research and development headcount as we continued to invest in our solutions to innovate and improve functionality, $1.4 million of acquisition and other non-recurring charges, consisting of $0.6 million in option holder bonuses, $0.4 million in CEO transition costs and $0.4 million in acquisition costs, and a $1.3 million increase in stock-based compensation.

Sales and marketing expense increased $17.4 million, or 21%, in fiscal 2013 compared to fiscal 2012 primarily due to a $6.2 million increase in marketing expenses primarily associated with advertising and trade shows as we increased our sales and marketing efforts to grow our revenue, a $5.4 million increase in personnel related costs resulting from a 25% increase in sales and marketing headcount, a $1.5 million increase in commission expense, $1.1 million in acquisition and other non-recurring charges, consisting of $0.7 million in option holder bonuses and $0.4 million in CEO transition costs, a $1.1 million increase in travel related expense and a $0.6 million increase in sales consulting expense.

General and administrative expense increased $14.3 million, or 99%, in fiscal 2013 compared to fiscal 2012 primarily due to $7.3 million in acquisition and other non-recurring charges, consisting of $5.3 million in CEO transition costs, $1.4 million in export compliance costs, $0.5 million in acquisition costs and $0.1 million in option holder bonuses, a $4.9 million increase in stock-based compensation and a $1.0 million increase in other IT-related expense as we improved our infrastructure to support our growth.

Other Income (Expense), Net

	Year Ended February 29/28,
	2012	2013	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Other income (expense), net	$476	$(839)	$(1,315)	(276)%

The change in other income (expense), net was due to an increase of $0.4 million in interest expense associated with our assumption of a note payable in December 2011, as we incurred a full year of interest expense during fiscal 2013. In addition, other income, net in fiscal 2012 included a $0.9 million gain on the sale of an investment.

Provision (Benefit) for Income Taxes

	Year Ended February 29/28,
	2012	2013	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Benefit for income taxes	$(453)	$(5,084)	$(4,631)	NM

We recorded an income tax benefit of $5.1 million for fiscal 2013. We recorded an income tax benefit of $0.5 million for fiscal 2012. The difference between the income tax benefit that would be derived by applying the statutory rate to our loss before tax and the income tax benefit actually recorded for fiscal 2013 and 2012 is primarily due to the impact of non-deductible stock-based compensation expenses and other currently non-deductible items, offset by the use of the tax credits and the tax benefit we received from manufacturing domestically.

Comparison of the Fiscal Years Ended February 28, 2011 and February 29, 2012

Revenue

	Year Ended February 28/29,
	2011	2012	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Revenue:
Appliance	$52,477	$43,258	$(9,219)	(18)%
Subscription	89,655	117,662	28,007	31%

Total revenue	$142,132	$160,920	$18,788	13%

Total revenue increased $18.8 million, or 13%, for fiscal 2012 compared to fiscal 2011. Subscription revenue increased by $28.0 million, or 31%, primarily due to an increase in active subscribers during the period of 22,169, of 16%, from 134,807 active subscribers as of February 28, 2011 to 156,976 active subscribers as of February 29, 2012. Appliance revenue decreased by $9.2 million, or 18%, principally due to the prospective adoption of new accounting standards effective beginning in fiscal 2011 whereby appliance revenue is recognized over the estimated customer relationship period of three years, rather than the contractual subscription period.

Cost of Revenue and Gross Margin

	Year Ended February 28/29,
	2011		2012		Change
	Amount	Gross Margin	Amount	Gross Margin	Amount	%
	(dollars in thousands)
Cost of revenue	$31,972		$34,966		$2,994	9%

Gross profit	$110,160	78%	$125,954	78%	$15,794	14%

Cost of revenue increased for fiscal 2012 compared to fiscal 2011 commensurate with the increase in appliance and subscription revenue for the comparable periods and included $6.0 million in amortization expense in each of fiscal 2012 and fiscal 2011. Gross margin was comparable for fiscal 2012 compared to fiscal 2011.

Operating Expenses

	Year Ended February 28/29,
	2011		2012		Change
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	%
	(dollars in thousands)
Operating expenses:
Research and development	$23,979	17%	$27,824	17%	$3,845	16%
Sales and marketing	69,963	49	84,885	53	14,922	21
General and administrative	13,021	9	14,428	9	1,407	11

Total operating expenses	$106,963	75%	$127,137	79%	$20,174	19%

Includes stock-based compensation of:
Research and development	$848		$766		$(82)
Sales and marketing	627		527		(100)
General and administrative	417		527		110

Total stock-based compensation	$1,892		$1,820		$(72)

Research and development expense increased $3.8 million, or 16%, in fiscal 2012 compared to fiscal 2011 primarily due to a $3.6 million increase in personnel-related costs as a result of a 27% increase in research and development headcount.

Sales and marketing expense increased $14.9 million, or 21%, in fiscal 2012 compared to fiscal 2011 primarily due to a $4.0 million increase in personnel related costs resulting from a 25% increase in sales and marketing headcount, a $5.8 million increase in marketing expenses primarily associated with advertising and trade shows as we increased our sales and marketing efforts to grow our revenue, a $1.5 million increase in travel-related expense, a $1.1 million increase in commission expense and a $0.6 million increase in amortization of intangibles.

General and administrative expense increased $1.4 million, or 11%, in fiscal 2012 compared to fiscal 2011 primarily due to a $0.6 million increase in personnel related costs resulting from a 25% increase in general and administrative headcount and a $0.3 million increase in other IT-related expense.

Other Income (Expense), net

	Year Ended February 28/29,
	2011	2012	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Other income, net	$282	$476	$194	69%

The change in other income, net was due to a $0.9 million gain on the sale of an investment, partially offset by an increase in foreign exchange losses of $0.5 million and a decrease in interest income of $0.2 million during fiscal 2012 compared to fiscal 2011.

Provision (Benefit) for Income Taxes

	Year Ended February 28/29,
	2011	2012	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Provision (benefit) for income taxes	$1,136	$(453)	$(1,589)	(140)%

We recorded an income tax benefit of $0.5 million for fiscal 2012. We recorded an income tax provision of $1.1 million for fiscal 2011. The difference between the income tax provision (benefit) that would be derived by applying the statutory rate to our income (loss) before tax and the income tax provision (benefit) actually recorded for fiscal 2012 and 2011 is primarily due to the impact of non-deductible stock-based compensation expenses and other currently non-deductible items, offset by the use of the tax credits and the tax benefit we received from manufacturing domestically.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly consolidated statements of operations data for each of the five quarters ended May 31, 2013, as well as the percentage that each line item represents of total revenue. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which includes only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with GAAP. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended
	May 31, 2012	Aug. 31, 2012	Nov. 30, 2012	Feb. 28, 2013	May 31, 2013
	(unaudited) (in thousands)
Consolidated Statements of Operations Data:
Revenue
Appliance	$13,318	$14,457	$15,424	$16,329	$17,503
Subscription	32,691	34,567	36,003	36,142	38,774

Total revenue	46,009	49,024	51,427	52,471	56,277
Cost of revenue	10,274	11,012	11,394	12,408	13,074

Gross profit	35,735	38,012	40,033	40,063	43,203

Operating expenses
Research and development	7,656	8,434	8,925	10,152	10,842
Sales and marketing	24,027	25,275	25,471	27,556	28,836
General and administrative	6,420	6,462	9,198	6,697	6,678

Total operating expenses	38,103	40,171	43,594	44,405	46,356

Operating loss	(2,368)	(2,159)	(3,561)	(4,342)	(3,153)
Other income (expense), net	(1,074)	186	362	(313)	(457)

Loss before income taxes and non-controlling interest	(3,442)	(1,973)	(3,199)	(4,655)	(3,610)
Benefit for income taxes	(902)	(391)	(1,076)	(2,715)	(1,047)

Consolidated net loss	(2,540)	(1,582)	(2,123)	(1,940)	(2,563)
Net loss attributable to non-controlling interest	206	256	150	182	159

Net loss attributable to Barracuda Networks, Inc.	$(2,334)	$(1,326)	$(1,973)	$(1,758)	$(2,404)

The following table presents the unaudited consolidated statement of operations data as a percentage of total revenue:

	Three Months Ended
	May 31, 2012	Aug. 31, 2012	Nov. 30, 2012	Feb. 28, 2013	May 31, 2013
Revenue
Appliance	29%	29%	30%	31%	31%
Subscription	71	71	70	69	69

Total revenue	100	100	100	100	100
Cost of revenue	22	22	22	24	23

Gross profit	78	78	78	76	77

Operating expenses
Research and development	17	17	17	19	19
Sales and marketing	52	52	50	53	51
General and administrative	14	13	18	13	12

Total operating expenses	83	82	85	85	82

Operating loss	(5)	(4)	(7)	(9)	(5)
Other income (expense), net	(3)	—	1	—	(1)

Loss before income taxes and non-controlling interest	(8)	(4)	(6)	(9)	(6)
Benefit for income taxes	(2)	(1)	(2)	(5)	(2)

Consolidated net loss	(6)	(3)	(4)	(4)	(4)
Net loss attributable to non-controlling interest	1	—	—	1	—

Net loss attributable to Barracuda Networks, Inc.	(5)%	(3)%	(4)%	(3)%	(4)%

Key Metrics

The following table presents key metrics for each of the five quarters ended May 31, 2013. In addition to our results determined in accordance with GAAP, we believe the following non-GAAP and operational measures are useful in evaluating our operating performance.

	Three Months Ended
	May 31, 2012	Aug. 31, 2012	Nov. 30, 2012	Feb. 28, 2013	May 31, 2013
	(in thousands, except active subscribers and percentages)
Gross billings	$65,362	$64,291	$65,047	$69,525	$74,865
Period-over-period percentage increase		(2)%	1%	7%	8%
Adjusted EBITDA	$14,110	$11,682	$10,499	$12,804	$12,053
Adjusted EBITDA as a percentage of total revenue	31%	24%	20%	24%	21%
Free cash flow	$9,866	$6,225	$14,865	$10,129	$1,607
Free cash flow as a percentage of total revenue	21%	13%	29%	19%	3%
Active subscribers as of period end	161,998	167,674	173,484	179,952	184,232

The following table reconciles total revenue to gross billings:

	Three Months Ended
	May 31, 2012	Aug. 31, 2012	Nov. 30, 2012	Feb. 28, 2013	May 31, 2013
	(in thousands)
Gross billings:
Total revenue	$46,009	$49,024	$51,427	$52,471	$56,277
Total deferred revenue, end of period	231,131	241,734	250,163	261,243	274,444
Less: total deferred revenue, beginning of period	(217,209)	(231,131)	(241,734)	(250,163)	(261,243)

Add: deferred revenue adjustments	5,431	4,664	5,191	5,974	5,387

Total change in deferred revenue and adjustments	19,353	15,267	13,620	17,054	18,588

Gross billings	$65,362	$64,291	$65,047	$69,525	$74,865

The following table reconciles net income (loss) to adjusted EBITDA:

	Three Months Ended
	May 31, 2012	Aug. 31, 2012	Nov. 30, 2012	Feb. 28, 2013	May 31, 2013
	(in thousands)
Adjusted EBITDA:
Net loss attributable to Barracuda Networks, Inc.	$(2,334)	$(1,326)	$(1,973)	$(1,758)	$(2,404)
Total deferred revenue, end of period	231,131	241,734	250,163	261,243	274,444
Less: total deferred revenue, beginning of period	(217,209)	(231,131)	(241,734)	(250,163)	(261,243)
Less: total deferred costs, end of period	(32,904)	(35,347)	(37,299)	(39,470)	(42,556)
Total deferred costs, beginning of period	29,254	32,904	35,347	37,299	39,470
Other (income) expense, net	1,074	(186)	(362)	313	457
Provision (benefit) for income taxes	(902)	(391)	(1,076)	(2,715)	(1,047)
Depreciation and amortization	1,998	1,993	2,015	2,327	2,245
Stock-based compensation	3,241	1,393	1,723	2,430	2,497
Acquisition and other non-recurring charges(1)	761	2,039	3,695	3,298	190

Adjusted EBITDA	$14,110	$11,682	$10,499	$12,804	$12,053

(1)	The following table details the acquisition and other non-recurring charges affecting adjusted EBITDA:

	Three Months Ended
	May 31, 2012	Aug. 31, 2012	Nov. 30, 2012	Feb. 28, 2013	May 31, 2013
	(in thousands)
Impact of acquisition and other non-recurring charges on adjusted EBITDA:
CEO transition	$19	$1,393	$3,281	$1,365	$—
Export compliance	481	403	265	262	—
Option holder bonuses	—	—	—	1,420	—
Acquisition costs	261	243	149	251	190

Total acquisition and other non-recurring charges	$761	$2,039	$3,695	$3,298	$190

The following table reconciles cash provided by operating activities to free cash flow:

	Three Months Ended
	May 31, 2012	Aug. 31, 2012	Nov. 30, 2012	Feb. 28, 2013	May 31, 2013
	(in thousands)
Free cash flow:
Cash provided by operating activities	$10,195	$5,523	$14,893	$8,764	$194
Less: purchases of property and equipment	(609)	(934)	(1,508)	(1,671)	(1,663)
Acquisition and other non-recurring charges(1)	280	1,636	1,480	3,036	3,076

Free cash flow	$9,866	$6,225	$14,865	$10,129	$1,607

(1)	The following table details the acquisition and other non-recurring charges affecting free cash flow:

	Three Months Ended
	May 31, 2012	Aug. 31, 2012	Nov. 30, 2012	Feb. 28, 2013	May 31, 2013
	(in thousands)
Impact of acquisition and other non-recurring charges on free cash flow:
CEO transition	$19	$1,393	$1,331	$1,365	$1,946
Export compliance	—	—	—	—	940
Option holder bonuses	—	—	—	1,420	—
Acquisition costs	261	243	149	251	190

Total acquisition and other non-recurring charges	$280	$1,636	$1,480	$3,036	$3,076

Quarterly Revenue Trends

Our quarterly total revenue has increased sequentially for all periods presented. In our first quarter of fiscal 2014, our subscription revenue increased by $2.6 million, or 7%, from $36.1 million in the quarter ending February 28, 2013 to $38.8 million in the quarter ending May 31, 2013. This growth in our subscription rate was the result of an increase in active subscribers.

Our GAAP revenues have not been significantly impacted by seasonality.

Quarterly Gross Margin Trends

Gross profit increased sequentially, and total gross margin was consistently between 77% and 78% for all periods presented. Our cost of revenue has increased over the period as we have added technical support headcount in line with our gross billings growth. Our cost of revenue related to appliance fulfillment has increased over the period. This increase in appliance fulfillment costs is related to a product mix shift in gross billings towards solutions that have lower gross profit margins. This product mix shift was partially offset by increases in subscription revenue during the period. We expect continued pressures on the gross margin trends as a result of product mix, and as we continue our investment in cloud infrastructure delivery.

Quarterly Operating Expenses Trends

Total operating expenses increased sequentially for all periods presented primarily due to the addition of personnel in connection with the expansion of our business. The increase in research and development expense was primarily related to a 28% increase in headcount during fiscal 2013, and our sales and marketing expense increase was primarily related to a 25% increase in headcount. The timing of acquisition and other non-recurring charges also impacted our operating expenses. Total operating expenses included acquisition and other non-recurring charges of $0.8 million, $2.0 million, $3.7 million, $3.3 million and $0.2 million in the three months ended May 31, 2012, August 31, 2012, November 30, 2012, February 28, 2013 and May 31, 2013, respectively.

Our acquisition and other non-recurring charges in the first three quarters of fiscal 2013 related to CEO transition, export compliance and acquisition costs, which primarily impacted general and administrative expenses. The $3.3 million in acquisition and other non-recurring charges in the fourth quarter of fiscal 2013 related primarily to CEO transition costs and option holder bonuses, and the total expense had an approximately equal impact on each of research and development, sales and marketing and general and administrative expenses.

Quarterly Non-GAAP Financial Measure Trends

Gross billings. Our quarterly gross billings results reflect some seasonality in sales of our solutions. We typically have seasonally higher gross billings in our first and fourth quarters. The increase in gross billings during the first quarter primarily related to subscription renewals, where we have large blocks of subscription expirations occurring annually in our first quarter. Due to our high rate of customer retention, we typically experience an increase in gross billings as a result of renewals in this first quarter. Additionally, certain industries make purchases more frequently in our first quarter. The increase in gross billings in our fourth quarter is primarily related to calendar year-end activity, due to customer deployment of solutions prior to, or shortly after, the calendar year-end, both of which impact our fourth quarter ending February. In general, gross billings in our second quarter period are impacted by fewer selling days and reduced economic activity, particularly in Europe, over the summer period. Gross billings trends during the period reported have been impacted by foreign currency fluctuations.

The increase in gross billings in the three months ended February 28, 2013 and May 31, 2013 were primarily driven by our continued ability to cross-sell adjacent solutions to existing customers and the growth in our renewal subscriptions as a result of our high level of customer retention. In addition, we continue to invest in sales and marketing, resulting in an increase in our ability to attract and retain new customers.

Adjusted EBITDA. Adjusted EBITDA is subject to the same seasonality trends that affect gross billings, since adjusted EBITDA adds back the increase in deferred revenue during the period to net income. Additionally, adjusted EBITDA is subject to quarterly changes based on investment objectives. We typically experience higher sales and marketing expenses in our fourth quarter as a result of certain conferences and trade shows that occur in the fourth quarter ending February.

The trends in adjusted EBITDA from period to period were based primarily upon changes in gross billings and operating expenses. Our increases in operating expenses in fiscal 2013 consisted primarily of sales and marketing and research and development expenses related to investment in headcount. Research and development headcount increased by 28%, and sales and marketing headcount increased by 25%. The improved trend in adjusted EBITDA in the three months ended February 28, 2013 and May 31, 2013 was consistent with our increase in gross billings during the same periods.

Free cash flow. Free cash flow is impacted by the seasonality trends in gross billings and adjusted EBITDA discussed above. Additionally, free cash flow is subject to the timing of investments in capital expenditures, the majority of which are made in the first half of our fiscal year, which principally relate to investment in cloud and corporate infrastructure, required to support the growth of our business. While our management plans for these types of infrastructure investments, the timing of the investment is driven, most importantly, by customer need, and can vary from our plan.

The trends in free cash flow during the periods presented were primarily impacted by the trends in our gross billings and adjusted EBITDA trends. The increase in free cash flow in the three months ended November 30, 2012 was driven primarily by an increase in our net cash provided by operating activities as a result of the timing of certain payments which were paid in the subsequent period compared to when the expense was recorded.

Active Subscribers. To date, changes in active subscribers have not been materially impacted by seasonal trends. The increase and linearity of the active subscribers is related to our ability to maintain a high renewal rate of subscriptions. Active subscribers are also impacted by our ability to attract and acquire new customers. During fiscal year 2013, we renewed 93% of the expiring subscriptions, on a dollar basis, and continued to invest in sales and marketing infrastructure to attract and retain new customers which contributed to the increase in active subscribers.

Liquidity and Capital Resources

	As of February 28/29,			As of May 31, 2013
	2011	2012	2013
				(unaudited)
	(in thousands)
Cash, cash equivalents and marketable securities	$100,187	$128,783	$31,645	$21,953

	Year Ended February 28/29,			Three Months Ended May 31, 2013
	2011	2012	2013
				(unaudited)
	(in thousands)
Cash provided by operating activities	$36,909	$43,926	$39,375	$194
Cash provided by (used in) investing activities	2,951	(11,120)	(8,504)	(7,839)
Cash provided by (used in) financing activities	(1,450)	(5,048)	(127,111)	(1,814)

As of May 31, 2013, we had cash, cash equivalents and marketable securities of $22.0 million, of which approximately $4.4 million was held outside of the United States and not presently available to fund domestic operations and obligations. If we were to repatriate cash held outside of the United States, it could be subject to U.S. income taxes, less any previously paid foreign income taxes.

To date, we have funded our operations primarily through cash generated from operations, and to a lesser extent, private sales of equity securities. We believe that our existing cash and cash equivalents, together with our existing credit facility, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced solutions and service offerings, and the continuing market acceptance of our solutions. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition would be adversely affected.

The Recapitalization

In October 2012, we completed our Recapitalization pursuant to a recapitalization agreement entered into with our founders and their affiliates and certain of our existing investors. As part of the Recapitalization, we (i) declared $130.0 million of cash dividends, (ii) sold 22,727,913 shares of our Series B redeemable convertible preferred stock to certain of our existing investors at a price per share of approximately $5.62, for an aggregate purchase price of $127.5 million, and (iii) repurchased 22,727,913 shares of common stock from our founders and their affiliates at a price per share of approximately $5.62, for an aggregate repurchase price of $127.5 million. The shares of our common stock which we repurchased were subsequently cancelled. In December 2012, in lieu of dividends, we paid an aggregate of $2.8 million in bonus payments to our employees who held fully vested options to purchase our common stock at the time of the Recapitalization.

The dividend paid was accounted for as a return of capital to holders of our common stock and redeemable convertible preferred stock by reducing the carrying value of our additional paid-in capital (excess of capital return over carrying value of contributed capital) and redeemable convertible preferred stock, respectively.

As part of the Recapitalization, we entered into a $40.0 million credit facility with SVB consisting of a revolving loan facility which includes a letter of credit sub facility of up to $10.0 million. The credit facility expires in October 2014. The credit facility is secured by substantially all of our assets, and contains restrictive covenants as described in the agreement. These covenants require us to maintain a minimum adjusted EBITDA, as defined in the credit facility, in excess of $25.0 million for any trailing four quarter period and a minimum adjusted quick ratio in excess of 0.5 as of the last day of each month. The minimum required adjusted quick ratio will increase to 1.1 over the term of the credit facility. The adjusted quick ratio is calculated as the ratio of qualified cash plus net billed accounts receivable to consolidated current liabilities plus revolving credit extension under the credit facility, less (i) any deferred payments in connection with permitted acquisitions and (ii) the current portion of deferred revenue. We were in compliance with each of these covenants as of May 31, 2013. The terms of the credit facility require payment of an unused line fee of 0.375% per quarter of the unused portion. ABR loans under the credit facility bear interest at a rate per annum equal to the highest of the prime rate, the federal funds effective rate plus 0.5% and the eurodollar rate for a one-month interest period plus 1%. Eurodollar loans under the credit facility bear interest at a rate per annum equal to the eurodollar rate plus 1.5%. The credit facility also sets forth specified events of default. No amounts had been drawn under the credit facility as of February 28, 2013 and May 31, 2013.

In this prospectus, we refer to all of the transactions related to recapitalization and the related transactions collectively as the “Recapitalization.”

Operating Activities

Our primary source of cash from operating activities has been from cash collections from our customers. We expect cash inflows from operating activities to be affected by increases in sales and timing of collections. Our primary uses of cash from operating activities have been for personnel costs and investment in sales and marketing and research and development infrastructure. We expect cash outflows from operating activities to be affected by increases in sales and increases in personnel costs as we grow our business.

For the three months ended May 31, 2013, operating activities provided $0.2 million in cash as a result of a net loss of $2.6 million and a net change of $2.0 million in our net operating assets and liabilities, offset by non-cash charges of $4.8 million.

For the three months ended May 31, 2012, operating activities provided $10.2 million in cash, primarily as a result of a net loss of $2.5 million, offset by non-cash charges of $4.1 million and a net change of $8.6 million in our net operating assets and liabilities.

For fiscal 2013, operating activities provided $39.4 million in cash, primarily as a result of a net loss of $8.2 million, offset by non-cash charges of $2.1 million as well as a net change of $45.5 million in our net operating assets and liabilities. Non-cash charges primarily included stock-based compensation and depreciation and amortization, offset by deferred income taxes. The net change in our operating assets and liabilities was primarily the result of a $44.2 million increase in deferred revenue resulting from an increase in sales.

For fiscal 2012, operating activities provided $43.9 million in cash, primarily as a result of a net loss of $0.3 million and non-cash charges of $2.1 million, offset by a net change of $46.2 million in our net operating assets and liabilities. Non-cash charges included stock-based compensation and depreciation and amortization, offset by deferred income taxes. The net change in our operating assets and liabilities was primarily the result of a $56.6 million increase in deferred revenue offset by a $10.9 million increase in deferred costs due to an increase in sales.

For fiscal 2011, operating activities provided $36.9 million in cash, primarily as a result of net income of $2.3 million, non-cash charges of $1.3 million and a net change of $33.3 million in our net operating assets and liabilities. Non-cash charges primarily included stock-based compensation and depreciation and amortization, offset by deferred income taxes. The net change in our operating assets and liabilities was primarily the result of a $37.8 million increase in deferred revenue offset by a $5.1 million increase in deferred costs due to an increase in sales.

Investing Activities

Our investing activities have consisted primarily of purchases of property and equipment related to providing cloud subscriptions, purchases and sales of short-term marketable securities, and activity in connection with prior acquisitions. We expect to continue to make purchases of property and equipment to support continued growth of our business.

Cash used in investing activities for the three months ended May 31, 2013 and 2012 was $7.8 million and $5.0 million, respectively. Cash used in the three months ended May 31, 2013 primarily related to purchases of property and equipment and our acquisition of SignNow, Inc. in April 2013. Cash used in the three months ended May 31, 2012 primarily related to purchases of property and equipment and payment of contingent consideration related to a previous acquisition.

For fiscal 2013 and 2012, cash used in investing activities was $8.5 million and $11.1 million, respectively, and was primarily the result of purchases of property and equipment and payment of contingent consideration related to a previous acquisition.

For fiscal 2011, cash provided by investing activities was $3.0 million and was primarily the result of proceeds from sales of marketable securities, partially offset by purchases of property and equipment.

Our annual capital expenditures generally have varied between approximately 2% and 5% of annual total revenue. We believe future capital expenditures are likely to be consistent with historical experience with variations above or below the range depending upon our need to make additional investments for facilities expansion.

Financing Activities

Our financing activities primarily consisted of proceeds from the sale of our redeemable convertible preferred stock, proceeds from the exercises of stock options, repurchases of common stock and payment of dividends declared on our common stock and redeemable convertible preferred stock. We expect the completion of our initial public offering to result in a material increase in our cash flows from financing activities.

For the three months ended May 31, 2013, financing activities used $1.8 million in cash, primarily as a result of the payment of $1.4 million of dividends declared on our common stock and redeemable convertible preferred stock in fiscal 2013. For the three months ended May 31, 2012, financing activities provided $3.3 million in cash, primarily as a result of $1.7 million in net proceeds from the exercises of stock options and $1.7 million in excess tax benefits realized from our equity incentive plans.

For fiscal 2013, financing activities used $127.1 million in cash, primarily as a result of the net payment of $128.4 million in dividends to holders of our common stock and redeemable convertible preferred stock and the repurchase of $127.5 million of our common stock from our founders and their affiliates, partially offset by net proceeds of $125.7 million from the sale of our Series B redeemable convertible preferred stock to certain of our existing investors.

For fiscal 2012, financing activities used $5.0 million, primarily related to the purchase of a non-controlling interest and the repurchase of common stock.

For fiscal 2011, financing activities used $1.5 million primarily related to the repayment of a note payable.

Contractual Obligations and Commitments

The following summarizes our contractual obligations and commitments as of February 28, 2013:

	Payments Due by Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
	(in thousands)
Operating leases(1)	$6,430	$1,842	$2,920	$1,668	$—
Debt obligations(2)	5,094	222	489	4,383	—
Purchase commitments(3)	3,479	3,479	—	—	—

Total	$15,003	$5,543	$3,409	$6,501	$—

(1)	Consists of contractual obligations from office space and equipment under non-cancelable operating lease.

(2)	In December 2011, as part of the purchase of our corporate headquarters, we assumed debt obligations of $5.3 million bearing interest at 6.23% per year.
(3)	Consists of non-cancelable purchase commitments for inventory.

The contractual obligation table above excludes tax liabilities of $4.0 million related to uncertain tax positions because we are unable to make a reasonably reliable estimate of the timing of settlement, if any, of these future payments.

Off-Balance Sheet Arrangements

Through May 31, 2013, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

The critical accounting policies requiring estimates, assumptions, and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

We typically provide access to our solutions through appliances and related subscription agreements, whereby the customer is charged an upfront fee for the appliance and a fee for the subscription agreement. The subscription agreements are subject to customer renewal at the end of each subscription period. Our appliances contain hardware and embedded proprietary software. The subscriptions, referred to as Barracuda Energize Updates, provide hourly spam, anti-malware, and security updates, and are critical to the services provided by us. The subscriptions also entitle customers to phone support and software updates on a when and if available basis. We have determined that the elements of our customer arrangements, including the appliance and subscription, do not qualify for treatment as a separate unit of accounting. Accordingly, all fees received under our customer agreements are accounted for as a single unit of accounting and, except for any up-front fees for the appliance, such fees are recognized ratably on a daily basis over the term of the subscription agreement. Subscription revenue also includes revenue from fixed term licenses of our virtual appliance software support and maintenance. Recognition of revenue commences when there is persuasive evidence of an arrangement, the fee is fixed and determinable, collectability is deemed reasonably assured and the services have commenced.

We receive an upfront fee from customers for delivery and transfer of title for its appliance. Because the appliance does not have value to the customer on a stand-alone basis, the delivery of the appliance does not represent the culmination of a separate earnings process associated with the payment of the up-front fee. Accordingly, the amount of the up-front fee is recorded as deferred revenue upon invoicing and the amount is recognized as revenue ratably on a daily basis over the estimated average customer relationship period of three years.

Customers have a 30-day right to return, after which time the arrangement is non-cancelable. We make estimates and maintain a reserve for expected customer cancellations. These estimates involve inherent uncertainties and management judgment.

Stock-Based Compensation

Compensation expense related to stock-based transactions, including employee and nonemployee director stock options and RSUs, is measured and recognized in the financial statements based on fair value. The fair value of each option award is estimated on the grant date using the Black-Scholes-Merton option-pricing model and a single option award approach. The stock-based compensation expense is recognized, net of forfeitures using a straight-line basis over the requisite service periods of the awards, which is generally four years. We estimate a forfeiture rate to calculate the stock-based compensation for our awards. Our forfeiture rate is based on an analysis of our actual historical forfeitures.

The fair value of RSUs is determined based upon the fair value of the underlying common stock at the date of grant. Our outstanding RSUs vest upon the satisfaction of a time-based service component. The stock-based compensation expense is recognized ratably over the requisite service period of the RSUs, which is generally four years.

Our option-pricing model utilizes the estimated fair value of our common stock and requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our share-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

•	Fair Value of our Common Stock. Because our common stock is not publicly traded, we must estimate the value of our common stock, as discussed in the section titled “—Common Stock Valuations” below.

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Expected Volatility. We determine the price volatility factor based on the historical volatilities of our peer group as we did not have a sufficient trading history for our common stock. Industry peers consist of several public companies in the technology industry that are similar to us in size, stage of life cycle, and financial leverage. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

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Expected Term. The expected term represents the period that our share-based awards are expected to be outstanding. We determined the expected term assumption based on the average of the contractual term and the average vesting period.

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Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes-Merton valuation model on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term of the options for each option group.

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Dividend Yield. The expected dividend assumption is based on our current expectations about our anticipated dividend policy. While we declared and paid a dividend as part of the Recapitalization, we currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future.

The following table summarizes the assumptions relating to our stock options:

	Year Ended February 28/29,
	2011	2012	2013
Expected volatility	50%	41%-46%	44%
Expected term (in years)	6.25	6.25	6.25
Risk-free interest rate	2.02%	1.84%	0.96%
Dividend yield	—	—	—
Weighted average fair value of options granted	$1.85	$1.68	$1.78

In addition to assumptions used in the Black-Scholes-Merton option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation for our awards. Our forfeiture rate is based on an analysis of our actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and other factors. Quarterly changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the share-based compensation expense recognized in the financial statements.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.

Common Stock Valuations

We are required to estimate the fair value of the common stock underlying our share-based awards when performing the fair value calculations with the Black-Scholes-Merton option-pricing model. The fair values of the common stock underlying our share-based awards were determined by our board of directors, with input from management and contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. As described below, the exercise price of our share-based awards was determined by our board of directors based on the most recent contemporaneous third-party valuation as of the grant date.

Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

•	contemporaneous valuations performed by unrelated third-party specialists;

•	the prices, rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	lack of marketability of our common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	hiring of key personnel and the experience of our management;

•	our company history and the introduction of new services;

•	our stage of development;

•	likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company given prevailing market conditions;

•	illiquidity of share-based awards involving securities in a private company;

•	the market performance of comparable publicly traded companies; and

•	the U.S. and global capital market conditions.

In valuing our common stock, our board of directors determined the equity value of our business generally using the income approach and the market comparable approach valuation methods. When applicable, due to a recent offering of our redeemable convertible preferred stock, the prior sale of company stock method was also utilized. The income approach determines our enterprise value on the basis of the estimated present value of our projected future cash flows. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business as of each valuation date and this discount rate is adjusted to reflect the risks inherent in our cash flows. The market comparable approach utilizes financial metrics and trading prices to determine trading multiples of a selected peer group of publicly traded companies. These multiples are then applied to our financial metrics to derive a range of indicated values. Once calculated, the results of the income approach and the market comparable approach are then weighted to determine an estimated enterprise value.

The prior sale of company stock method estimates our enterprise value by considering any prior sales of our capital stock. When considering prior sales of our equity, the valuation considers the circumstances surrounding the sale, such as the size of the equity sale, the relationship of the parties involved in the transaction, the timing of the equity sale, and the rights, preferences and privileges of the capital stock sold in the transaction.

Once we determined an enterprise value, we utilized the option pricing method, or OPM, to allocate the equity value to each of our classes of stock. The OPM values each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights, and strike prices of derivatives. This method is generally preferred when future outcomes are difficult to predict and dissolution or liquidation is not imminent. In addition, we also considered an appropriate discount adjustment to recognize the lack of marketability due to being a closely held entity.

We granted awards with the following exercise prices between March 1, 2012 and the date of this prospectus:

Grant Date	Options or RSUs	Number of Shares Subject to Awards Granted		Exercise Price		Fair Value Per Share of Common Stock
May 18, 2012	Options	6,878,000		$4.13		$4.13
May 18, 2012	RSUs	1,178,439		N/A		4.13
November 1, 2012	RSUs	3,000,000		N/A		4.22
November 1, 2012	Options	2,760,000		4.22		4.22
November 20, 2012	Options	856,000		4.22		4.22
April 30, 2013	Options	179,191	(1)	0.50	(2)	4.29
May 17, 2013	Options	615,000		4.29		5.75

(1)	We assumed these options in connection with our acquisition of SignNow, Inc.
(2)	The exercise price of options to purchase shares of our common stock was determined by reference to the exercise price of options to purchase shares of SignNow, Inc., which were assumed in connection with our acquisition of SignNow, Inc.

The following discussion relates primarily to our determination of the fair value per share of our common stock for purposes of calculating stock-based compensation costs since March 1, 2012. No single event caused the valuation of our common stock to increase through May 31, 2013. Instead, a combination of the factors described below in each period led to the changes in the fair value of our common stock.

May 2012 Awards

We experienced sequential revenue growth, generating $43.4 million for our fiscal quarter ended February 29, 2012. Additionally during our fiscal quarter ended February 29, 2012, we continued to invest in sales and marketing, and our number of active subscribers continued to grow.

We obtained an independent valuation which determined that the fair value of our common stock was $4.06 per share as of February 29, 2012. The enterprise value was derived utilizing a weighted combination of the income approach, discounted cash flow method, and the market approach, guideline public company method. The valuation applied a discount rate of 29.1% based on the risks attributable to our size, industry and operations. The enterprise value was then allocated to the common stock utilizing an OPM with the following assumptions: a time to liquidity event of one year (based on an analysis of multiple exit scenarios), a risk free rate of 0.18% and volatility of 50% over the time to a liquidity event. The results of the OPM were reduced by a discount for lack of marketability of 20% to yield the fair value of our common stock on a non-marketable, minority basis.

Our board of directors considered our most recent operating results, as well as the valuation report and the execution of a non-binding term sheet related to a proposed financing and recapitalization of our company, when it determined the fair value of our common stock was $4.13 per share as of May 18, 2012.

November 2012 Awards

During our fiscal quarters ended May 31, 2012 and August 31, 2012, we continued to experience sequential growth in revenue, generating $46.0 million and $49.0 million in total revenue, respectively. We made significant incremental investments in product development and brand development to support our growth.

We obtained an independent valuation which determined that the fair market value of our common stock was $4.22 as of August 31, 2012. The valuation report was rendered as of October 12, 2012 and took into account the completion of our Series B financing and the recapitalization on October 3, 2012, including our declared cash dividends of $130.0 million to our stockholders. Our enterprise value was derived using a market approach based on sales of our Series B preferred stock at $5.62 per share, as it was determined that the price paid by the investors in the financing was the most meaningful indication of our enterprise value. Accordingly, the income approach was not used in estimating our enterprise value. The enterprise value was then allocated to our common stock utilizing an OPM with the following assumptions: a time to liquidity event of 1 year (based on an analysis of multiple exit scenarios), a risk free rate of 0.16% and volatility of 50% over the time to a liquidity event. The results of the OPM were reduced by a discount for lack of marketability of 20% to yield the fair value of our common stock on a non-marketable, minority basis.

Our board of directors considered our most recent operating results, recent changes in our management team, including the hiring of our chief executive officer, William D. Jenkins, Jr., and the closing of the Recapitalization, as well as the valuation report, when it determined the fair value of our common stock was $4.22 per share.

April 2013 Option Assumption

In connection with our acquisition of SignNow in April 2013, we assumed 179,191 unvested stock options as part of the total merger consideration. The exercise price of these options was adjusted pursuant to the exchange ratio established in the acquisition.

May 2013 Awards

We continued to experience sequential revenue growth, generating $51.4 million and $52.5 million in total revenue for the fiscal quarters ended November 30, 2012 and February 28, 2013. We continued to make incremental investments in product development and sales and marketing.

We obtained an independent valuation which determined that the fair market value of our common stock was $4.29 as of February 28, 2013. The enterprise value was derived utilizing a weighted combination of the income approach, discounted cash flow method, and the market approach, guideline public company method. The valuation applied a discount rate of 24% based on the risks attributable to our size, industry and operations. The enterprise value was then allocated to the common stock utilizing an OPM with the following assumptions: a time to liquidity event of one year (based on an analysis of multiple exit scenarios), a risk free rate of 0.17% and volatility of 50% over the time to a liquidity event. The results of the OPM were reduced by a discount for lack of marketability of 20% to yield the fair value of our common stock on a non-marketable, minority basis.

On May 17, 2013 our board of directors considered our growth in revenue, the commercial acceptance of our solutions and our operation results and recent product introduction in addition to a preliminary valuation report, and granted awards with an exercise price of $4.29.

Using the benefit of hindsight, for financial reporting purposes, we determined that the fair value of common stock on May 17, 2013 should take into account changes that occurred in the May 31, 2013 valuation report. The May 31, 2013 report has taken into account more significant actions that we have undertaken in initiating this offering, including the selection of a lead underwriter. Accordingly, the May 31, 2013 report uses a combination of the income approach valuation methodology, also used in our previous valuation reports, and the market approach, which uses the probability weighted expected return method, or PWERM. We reassessed the fair value of common stock on May 17, 2013 to be $5.75.

Income Taxes

We account for income taxes using the liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in our tax returns. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe, based upon the weight of available evidence, that it is more likely than not that all or a portion of deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected from each subsidiary and considering prudent and feasible tax planning strategies.

We account for uncertainty in income taxes recognized in our financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon examination by the taxing authorities, based on the technical merits of the position. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

The factors used to assess the likelihood of realization of our deferred tax assets include our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Assumptions represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. Should actual amounts differ from our estimates, the amount of our tax expense and liabilities could be materially impacted.

Loss Contingencies

We are subject to the possibility of various loss contingencies arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset, or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. If we determine that a loss is possible and the range of the loss can be reasonably determined, then we disclose the range of the possible loss. We regularly evaluate current information available to us to determine whether an accrual is required, an accrual should be adjusted or a range of possible loss should be disclosed.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

A portion of our revenue and operating expenses are incurred outside the United States and are denominated in foreign currencies, which are subject to foreign currency exchange rate fluctuations, particularly changes in the euro. Our reported revenues and operating results may be impacted by fluctuations in foreign currency exchange rates. Fluctuations in foreign currency exchange rates may also cause us to recognize transaction gains and losses in our statement of operations. To date, foreign currency transaction gains and losses have not been material to our financial statements, and we have not engaged in any foreign currency hedging transactions.

JOBS Act Accounting Election

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards, and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Recent Accounting Pronouncements

In June 2011, the FASB issued ASU No. 2011-05, Topic 220—Presentation of Comprehensive Income (ASU 2011-05), which requires companies to present net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. In addition, in December 2011, the FASB issued ASU No. 2011-12, Topic 220—Comprehensive Income (ASU 2011-12), which defers the requirement to present components of reclassifications of other comprehensive income on the face of the income statement. We adopted these standards in fiscal 2013. Our adoption of the standards did not impact our consolidated results of operations or financial condition.

BUSINESS

Overview

Barracuda designs and delivers powerful yet easy-to-use security and storage software solutions. We offer cloud-connected solutions that help our customers address security threats, improve network performance and protect and store their data. Our solutions are designed to simplify IT operations for our customers, allowing them to enhance their return on technology investment. Our business model is built on the core values of speed and agility, which we apply to all aspects of our approach, including our technology innovations, the delivery and deployment of our solutions, and responses to customer inquiries. This model has enabled us to be highly scalable in reaching a large number of potential customers. Since inception, we have sold our solutions to more than 150,000 customers located in more than 100 countries.

Our security and storage solutions are connected to our cloud services which enable continuous software updates, offsite redundancy and distributed capacity, and are offered on a subscription basis. Our solutions are delivered as cloud-connected appliances and virtual appliances, as well as cloud-only solutions. Our security solutions are designed to protect and optimize the performance of the most critical points within our customers’ IT infrastructures, including email servers, web applications, data centers and core networks. Our storage solutions are designed to backup and archive business-critical data and make such data accessible for purposes such as compliance, disaster recovery and business intelligence. Our storage solutions also allow users to securely and quickly access, share, synchronize and sign files from Internet-connected devices. Our solutions can be managed centrally in any size or type of deployment through integrated, easy-to-use web interfaces that support configuration, monitoring and reporting.

We design our solutions specifically for IT professionals in resource-constrained environments who seek to benefit from current and emerging trends in information technology such as the rapid growth in cloud computing, adoption of virtualization, proliferation of mobile devices and the associated explosion of data. Our customers work in all types of organizations, from mid-market businesses, governments and educational institutions, to departments or divisions within Fortune 2000 enterprises.

We nurture a culture that delivers value through simplicity to optimize our customers’ experiences. From the design of our solutions to our sales processes, customer support, manufacturing and delivery, we strive to make our solutions easy to purchase, install, maintain and update. We believe that Barracuda has become a highly visible and recognizable brand as a trusted IT partner. We design our solutions to be easy to use and to deploy without the need for special expertise or external support from IT specialists and also to provide powerful capabilities that can be optimized to meet the requirements of resource-constrained environments. We employ a high-velocity sales model that incorporates a 30-day right to return, real-time order fulfillment and a simple, low-cost entry point to make our customers’ purchase decisions and deployments seamless, easy and efficient. Through our recurring subscription services, we provide our customers with up-to-date features, functionality and real-time security protection, eliminating the need for costly upgrades or additional software purchases. We answer our phones live 24x7x365, and endeavor to treat every customer call with the same high priority. Central to our culture is a focus on the long-term customer experience, including an ongoing dialogue with our customers to enhance our features and solutions. Our development and fulfillment processes rapidly deliver new services and functionality to our customers, enabling them to improve their time to value and return on technology investment through the low total cost of ownership, easy integration and accelerated deployment of our security and storage solutions.

For fiscal 2011, 2012 and 2013, and for the three months ended May 31, 2013, our gross billings were $191.3 million, $233.2 million, $264.2 million and $74.9 million, respectively. For fiscal 2011, 2012 and 2013, and for the three months ended May 31, 2013, our total revenue was $142.1 million, $160.9 million, $198.9 million, and $56.3 million, respectively. We believe that the subscription nature of our solutions provides us with enhanced financial visibility. Subscription revenue for fiscal 2011, 2012 and 2013 and for the three months ended May 31, 2013 represented approximately 63%, 73%, 70% and 69% of our total revenue, respectively. For fiscal 2011, 2012 and 2013, and for the three months ended May 31, 2013, net income (loss) to Barracuda was $3.0 million, $0.6 million, $(7.4) million and $(2.4) million, respectively. For fiscal 2011, 2012 and 2013, and for the three months ended May 31, 2013, our free cash flow, adjusted for acquisition costs and other non-recurring charges, was $34.4 million, $35.4 million, $41.1 million and $1.6 million, respectively.

Industry Background

Modern IT Trends Offer Attractive Benefits to All Organizations

Organizations are looking to take advantage of important technology trends, particularly the rapid growth of cloud computing, proliferation of mobile devices, widespread use of web applications like Facebook, LinkedIn, Twitter and YouTube and increased adoption of virtualization and software defined networking, or SDN. These advanced technology trends can be exploited by organizations to gain significant competitive advantages and to support core business operations, enable dramatic efficiency gains and open up new go-to-market channels and revenue opportunities.

The Confluence of IT Trends Creates a Set of Obstacles that IT Professionals Must Address

IT trends are significantly changing the way that IT infrastructures are designed, deployed and secured, creating a complex rapidly evolving set of challenges that need to be addressed by IT professionals.

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Escalating Security Threat Environment. Organizations face security threats from a variety of attackers, including state-sponsored, profit-motivated, automated and internal attackers. These attacks can result in organizational disruption, as well as the theft of sensitive information such as credit card information, and can cause financial and reputational damage. These threats are exacerbated further as customers migrate their applications to public and private clouds. According to a 2012 survey conducted by IDG, enterprise organizations have seen the number of security threats grow by more than 200% from an average of 94 events in 2011 to 300 in 2012. Organizations of all sizes are being forced to reexamine their security risks and technology investments as threats evolve and increase in number, complexity, variety and severity.

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Productivity and Security Challenges Posed by Web Applications. Organizations can benefit greatly from popular web applications, such as Facebook, LinkedIn, Twitter and YouTube, which enable new channels to communicate and collaborate with customers and business partners, as well as a means to market their products and recruit employees. While many of these applications can benefit the business, they can introduce significant security vulnerabilities as well as inappropriate and unproductive activities in the workplace. In order to take advantage of these benefits, organizations need to safely enable the use of these applications within a secure infrastructure, such that only the right individuals are using the right set of applications for their business functions.

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Explosion of Data and Increased Storage Consumption. According to IDC, the volume of digital information created and replicated worldwide will grow approximately 41% annually from 1.8 trillion gigabytes in 2011 to 40 trillion gigabytes in 2020. Organizations and employees are increasingly dependent on the availability of this information at all times. As a result, organizations cannot afford to lose access to business critical data and need a cost effective and scalable way to ensure that their data is being stored safely and can be recovered rapidly.

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Constrained IT Budgets. Macroeconomic conditions have kept IT budgets under significant pressure, and, despite recent innovations in the industry, security and storage infrastructures increasingly require greater investments to implement, run and manage. As a result, there is a need for security and storage environments to become vastly more efficient against the backdrop of constrained IT budgets.

Organizations Need a New Approach to IT in Resource-Constrained Environments

Rapidly changing dynamics in today’s IT landscape are forcing organizations of all sizes to evolve their IT strategies. Fortune 500 companies are better positioned to address these challenges as they typically have core IT departments that can comprise a significant number of highly skilled and specialized computer scientists and engineers, as well as IT budgets that can be in the billions of dollars. We believe that there are millions of underserved organizations without these resources. These organizations include small and mid-market businesses, governments, educational institutions and departments or divisions within Fortune 2000 enterprises. IT professionals within these organizations seek powerful yet easy-to-use solutions to address the challenges posed by these trends.

We believe most traditional software and hardware vendors have designed their products and business operations to cater primarily to the largest companies. These solutions typically fail to meet the needs of millions of resource-constrained organizations in several key ways:

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Complex to Deploy and Use. Traditional IT solutions often are difficult to install, require significant configuration and necessitate specialized services and technical support to get the systems up and running. These solutions often take months to implement and require highly trained IT staff to manage and maintain. Moreover, traditional IT solutions often provide a wide variety of features that meet the specific needs of the largest, most sophisticated customers but are of little-to-no use to the vast majority of customers.

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Marketing Optimized for Large Organizations. Traditional IT solution vendors tend to focus marketing efforts primarily on high-touch, senior level interactions with a smaller number of large customers. As a result, IT professionals within resource-constrained organizations are frequently challenged to work effectively with these vendors to discern the products they require to solve their problems.

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Lengthy, High-Touch Sales Cycle. Because of the complexity and expense related to the purchase of traditional IT solutions, traditional vendors usually use high-touch direct sales models, typically to larger customers, in order to sell their products. As a result, the complexity of traditional IT solutions and the requirement for customers to tailor traditional IT solutions to their needs lead to longer sales cycles, prolonging the period of time before customers can solve their problems. These sales-related expenses typically are passed on to their customers through product prices.

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Lengthy Manufacturing and Fulfillment. Solutions from traditional IT vendors often have long delivery and installation times. In addition, vendors periodically experience delivery delays due to the inability of their supply chain to meet quality and delivery requirements consistently. The risk of these delays can be greater where custom or semi-custom components and configurations are involved. Due to their size, traditional IT solution vendors also need to manage a high degree of operational complexity and spend a significant amount of effort rationalizing these processes to improve their profitability, manage inventory and better match demand and supply. All of these factors result in additional costs, which these traditional vendors may pass on to their customers through product prices.

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Lack of Investment Protection. To meet increasing performance and solution requirements, customers often are forced to perform “forklift” system upgrades or purchase new software licenses. A “forklift” upgrade is a system upgrade in which large parts of existing infrastructure must be removed and replaced with new infrastructure. These upgrades often require significant expenditures on contracted professional services and additional IT staff commitments, and the processes of installing and configuring new systems, and migrating users and data to them, can result in business disruptions.

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Inadequate Customer Support. Traditional IT solution vendors often rely on heavily on self-service telephone support and outsourced customer support located in remote geographies. This approach can lead to an inadequate and frustrating customer support experience and lengthy time to resolution.

Our Market Opportunity

We operate in a number of established, multi-billion dollar segments across the security and storage markets that we estimate were approximately $30 billion in 2012, based on market data from established third-party market research firms. We define our security market as the web access management, secure email gateway, secure web gateway, intrusion prevention systems equipment, secure socket layer VPN equipment, VPN/firewall equipment and application delivery controllers segments. According to Gartner, estimated spending on these security segments was $14.6 billion worldwide in 2012. We define our storage market as the archival disk-based storage, archiving software, purpose-built backup appliances and data protection software and hardware segments. According to IDC, estimated spending on these storage segments was $15.9 billion worldwide in 2012. Included in these markets are some high-growth segments, such as the purpose-built backup appliance segment, which, according to IDC, is projected to grow from $3.2 billion in 2012 to $5.9 billion in 2016, representing a compound annual growth rate, or CAGR, of 16.7%. According to Gartner, the next generation firewall appliance sub-segment within the VPN/firewall segment was $4.5 billion in 2011 and is forecasted to grow to $8.7 billion by 2016, a 14.1% CAGR. The market for the above security and storage segments for companies with less than 5,000 employees was $14.8 billion in 2012, according to a study we commissioned from Compass Intelligence. Compass Intelligence further estimates there were 20.8 million companies worldwide with less than 5,000 employees in 2012.

Our Business Model

Since our founding, we have designed our solutions, established our culture and built our core business model to cater specifically to the needs of IT professionals in resource-constrained environments. We provide powerful yet easy-to-use security and storage solutions. These solutions are delivered in the form of cloud-connected appliances and virtual appliances, as well as cloud-only solutions, that help our customers address security threats, improve the performance of their networks and protect and store their data. Our solutions are designed to simplify IT operations for our customers, allowing them to enhance their return on technology investment. Our business model is built on the core values of speed and agility, which we apply to all aspects of our approach, including our technology innovations, delivery and deployment of our solutions, and responses to customer inquiries. We maintain control of the value chain across our solutions, marketing efforts, sales processes, manufacturing, delivery and customer support. This integrated model enables us to tailor the customer experience to deliver powerful yet easy-to-use security and storage solutions and high-value, recurring subscriptions to IT professionals in the way that works best for their organizations.

Key elements of our business model include:

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Powerful, Easy-to-Use Cloud-Connected Solutions. Our solutions are purpose-built to be easy to use and to deploy without the need for special expertise or external support from IT specialists. Our solutions also are designed to provide full-featured functionality to address the most common IT challenges. We believe that whether a solution is an entry-level or company-wide deployment, it should provide  powerful functionality and be easy to use . We have a continuous feedback loop with our customers, which gives us better insight into their needs and enables us to develop solutions that address our customers’ most important needs.

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Trusted Brand and Innovative Marketing. We believe partners and customers alike have come to rely on Barracuda as a  trusted IT partner . We invest in brand development efforts to help solidify our position as a go-to provider of powerful yet easy-to-use security and storage solutions. The principal focus of our marketing programs is to reach IT professionals within resource-constrained organizations and elevate their awareness of our comprehensive portfolio of security and storage solutions. As a result of our strong investment in brand and differentiated ways to reach the customer at key decision points, we believe we have developed strong brand awareness.

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High-Velocity Sales. With our global partner network of more than 5,000 distributors and value added resellers, we offer straightforward, competitive pricing, making our solutions easier to purchase. Our inside sales force uses a disciplined approach to quickly and efficiently convert leads into paying customers. Our solutions and sales specialists work closely with IT professionals to answer questions and guide prospective customers to participate in our 30-day right to return. Customers typically receive our solutions and can deploy and begin to realize value within 24 hours. We believe that our  “product often sells itself”  based on its breadth of functionality, ease of use and simple pricing.

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Efficient Manufacturing and Fulfillment. We manage our operations through customized, streamlined processes, using our backend logistics software system that enables efficient manufacturing and physical and digital distribution of our solutions. We have developed, manufactured and fulfilled our solutions primarily from our Silicon Valley locations for over 10 years. Together, this gives us the  speed and agility  to facilitate quick and precise responses to customer needs.

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High-Value, Recurring Subscriptions. Our recurring subscription services provide our customers with  up-to-date features, functionality and real-time security protection , as well as eliminate the need for future “forklift” system upgrades or additional software purchases. Customers who purchase Barracuda Energize Updates subscriptions receive the benefits of all of the new software capabilities our engineering team develops, and furthermore, customers who purchase Instant Replacement subscriptions also receive new appliances every four years. We believe this investment protection is an important differentiator in how we deliver value to our customers.

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Proactive, Live, “Insourced” Customer Support. We provide our customers with high-quality, proactive customer support, including remote support, preventative diagnostics and a direct line to Barracuda support technicians available 24x7x365—with  no phone trees —to answer customer calls and quickly and efficiently respond to their needs. Our support employees are strategically located close to our customers in geographies across the world. Our support also provides an important feedback loop, which enables us to continuously improve our solutions to better meet our customers’ needs.

By offering a portfolio of solutions that includes cloud-connected appliances and virtual appliances, as well as cloud-only solutions, we are able to engineer functionality optimally to align with, and take advantage of, the benefits of each form factor. This alignment increases overall value for our customers through more integrated solutions, and for our business through lower infrastructure and fewer materials costs. Our high-velocity sales model enables faster adoption of our solutions by customers and benefits our business by enabling us to improve our return on investment in sales and marketing. Our efficient manufacturing and fulfillment enables fast delivery of our solutions to customers and benefits our business through our ability to maintain low inventory levels and minimal overhead expenses. Our customer support proactively resolves customer issues and, we believe, results in higher renewal rates and new cross-sell opportunities for us. Our subscription model provides our customers with continuous and transparent access to the latest functionality enhancements and a highly visible, recurring revenue stream for our business.

Our Competitive Strengths

We believe we have a number of competitive advantages that will enable us to maintain and extend our leadership position including:

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Vertically-Integrated Approach. With our vertically-integrated approach, we control the value chain across our solutions, including product design and functionality, marketing efforts, sales processes, manufacturing, delivery and customer support. This enables us to tailor the customer experience to deliver powerful yet easy-to-use security and storage solutions to organizations in the way that works best for IT professionals in resource-constrained environments.

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Hybrid, Cloud-Connected Solution Design. Our hybrid solutions consist of cloud-connected appliances and virtual appliances, as well as cloud-only solutions, that deliver security and storage capabilities out-of-the-box. By offering a portfolio of solutions and multiple deployment options, we are able to engineer functionality optimally to align with, and take advantage of, the benefits of each form factor, thereby increasing overall value for our customers.

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Large, Engaged Customer Base. We have gained a strong foothold in our markets and, since inception, we have sold our solutions to more than 150,000 customers worldwide. Our broad customer base and solution portfolio provide us with a platform from which we can cross-sell solutions to our existing customers. We strive to maintain close contact with our customers so that we can tailor our solutions enhancements to better meet our customers’ needs and fuel our innovation cycle based on their feedback.

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Leadership and Dedicated Focus. Since our founding, we have focused on identifying common pain points and designing differentiated solutions to simplify complex IT problems for resource-constrained organizations. We have demonstrated our ability to execute our innovative business model successfully and establish a leadership position across multiple markets, starting with the markets for email security and web security and more recently in the market for backup.

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Innovative Technology and Intellectual Property. We continue to invest in research and development to ensure our solutions are powerful yet easy to use. We also operate Barracuda Central, our security intelligence center, to monitor and block the latest Internet threats. Additionally, as of May 31, 2013, we had 43 issued patents and 50 patent applications pending in the United States.

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Strong Brand. We have built our brand with IT professionals in mind and our brand is at the core of our business model. We believe Barracuda is widely recognized as a trusted IT partner who combines leading technology solutions with highly responsive customer service in order to simplify IT for IT professionals.

Our Strategy

Our goal is to maintain and extend our leadership position as a global provider of solutions that simplify complex IT problems for IT professionals in resource-constrained organizations. Key elements of our growth strategy include:

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Increase Sales to New Customers. We believe there is a significant opportunity for us to simplify the complex IT challenges for millions of businesses that have resource-constrained IT environments. We plan to continue to engage with IT professionals through our differentiated business model in order to expand our customer base. We will continue to invest in our brand and marketing efforts to introduce new customers to our broad portfolio of security and storage solutions.

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Increase Our Solution and Deployment Footprint within Our Existing Customer Base. We believe that many customers would prefer to purchase IT solutions from fewer vendors. In addition to our initial solution sales to customers, our customers often come back to us when they need to expand into other IT solutions. We believe this cycle produces significant lifetime value in a customer. We plan to pursue cross-sell opportunities with our diverse, worldwide customer base, especially as they look to consolidate IT suppliers to reduce overall IT spending.

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Apply Our Business Model to New Technologies and Markets. We intend to focus on developing and acquiring technologies that fit within our business model and can address the needs of IT professionals. When we consider developing a new technology or acquiring a company, we evaluate each opportunity in a disciplined fashion to confirm that the new solutions can be optimized for IT professionals, produced simply, deployed easily and offered as a subscription service.

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Expand and Optimize Our Worldwide Channel and Partner Network. We believe our worldwide channel and partner networks provide us with significant operating leverage. We currently have more than 5,000 distributors and value added resellers across the globe. We intend to continue driving operating leverage by expanding our distributor and value added reseller network, especially in international regions where we can benefit from the local expertise of our partners.

Our Solution Portfolio

Our portfolio of purpose-built solutions includes cloud-connected appliances and virtual appliances, as well as cloud-only solutions. Our appliances consist of devices that are pre-installed with our proprietary software, while our virtual appliances provide the same features in a software-only offering. Our cloud-only solutions are designed for customers who cannot or do not wish to deploy additional on-premises infrastructure. Our appliances and virtual appliances leverage our cloud service to deliver a hybrid cloud-connected solution to our customers. These hybrid solutions enable us to optimize usage of on-premises hardware required while simultaneously leveraging the scalability of the cloud.

Security

Our security offerings help protect our customers against threats which propagate over the Internet. They also help ensure that business applications and the networks they run on are performing with optimal efficiency and reliability.

Email Security. The Barracuda Spam & Virus Firewall includes spam and virus blocking, denial-of-service prevention, email continuity, encryption and policy management features. With the included Cloud Protection Layer, or CPL, Barracuda Spam & Virus Firewall customers can route their email through the Barracuda cloud performing advanced malware detection and pre-filtering to keep threats off their premises, reduce incoming connections to their network and spool mail in the event their sites become unavailable. Once delivered to the premises, inbound messages pass through up to 12 layers of security and custom policies before being delivered to the user. Outbound messages are filtered to prevent sensitive data such as credit card information from leaving the organization and to prevent spam or viruses from emanating from customer networks. The cloud-based Barracuda Email Security Service provides the same functionality as the Barracuda Spam & Virus Firewall and is designed for customers who host their own email but wish to fully offload their email security to a cloud service.

Web Security. The Barracuda Web Filter integrates several technologies for setting and enforcing granular web filtering policies to protect users from rapidly evolving web-based threats and to increase productivity and optimize bandwidth. The Barracuda Web Filter blocks user access to known malicious websites, scans web downloads for malware, enables granular enforcement based on existing user and group authentication, and provides comprehensive web usage visibility through intuitive dashboards. Our solutions protect networks and users against spyware, viruses and adware, using definitions that are updated continually through Barracuda Central. They also help monitor and regulate activity with web-based applications including Facebook, LinkedIn, Twitter and YouTube, and provide clear visibility into web activity. By integrating the Barracuda Web Filter with the Barracuda Message Archiver, organizations also can index and archive captured social media correspondences. The cloud-based Barracuda Web Security Service is designed to deliver web security and policy enforcement in highly distributed network environments. Both the Barracuda Web Filter and the Barracuda Web Security Service can filter activity from off-network or mobile users through the Barracuda Web Security Agent for Windows and Mac computers, through the Barracuda Safe Browser for iOS supporting iPhone and iPad, or through any other supported means of directing web traffic to the Barracuda Web Security Service.

Next-Generation Firewall. Our next-generation firewall solutions offer Layer 7 application visibility and add user-identity awareness to safely enable access policies for specific users and user groups. They are designed for IT administrators seeking to re-establish control of networks made chaotic and vulnerable by evasive web applications such as social media sites and by remote control or file sharing applications that can open backdoors into organizations’ networks. Our next-generation firewall solutions integrate network firewall, intrusion prevention, or IPS, VPN and Layer 7 Application control, with options for additional components such as web security. The Barracuda Firewall is delivered as a hybrid appliance and can be managed locally through a familiar web interface or from the cloud. The Barracuda NG Firewall is designed for large distributed organizations, and includes a centralized management system to simplify deployment, configuration and management across multiple units and locations.

Application Security. The Barracuda Web Application Firewall protects web servers from data breaches and downtime by intercepting sophisticated application-layer attacks, such as SQL Injection, cross-site scripting, or XSS, session hijacking and application-layer distributed denial of service, or DDoS. The Barracuda Web Application Firewall is designed to proxy all incoming web traffic to block attacks and insulate the web servers. The Barracuda Web Application Firewall also proxies outbound traffic to prevent loss of sensitive data such as social security numbers. It is available for use in virtual data centers, including public cloud-shared data centers such as Microsoft’s Windows Azure offering.

Application Delivery Controllers. The Barracuda Load Balancer ADC optimizes application performance, availability and security. The Barracuda Load Balancer ADC is an integrated platform that distributes network traffic across multiple servers using advanced Layer 4 and Layer 7 load balancing techniques or even across multiple data centers using global server load balancing, or GSLB, content caching, data compression and connection pooling to offload computing functions from backend servers and improve application response time. Advanced features for application optimization and integrated security are designed to protect customers from malicious data, application-layer attacks and DDoS attacks before they reach internal servers.

Remote Access. The Barracuda SSL VPN provides remote users with secure access to internal network resources from any web browser while providing the security needed to protect internal systems from unauthorized access, viruses and other malware.

Storage

Our storage solutions provide a data protection portfolio for archive, backup and cloud storage.

Backup. Barracuda Backup is an end-to-end solution that simplifies the backup process and enables secure offsite replication to other Barracuda Backup appliances and to the Barracuda storage cloud. Barracuda Backup uses advanced deduplication technology to reduce the amount of backup data stored. Our LiveBoot technology enables virtual appliances to be run directly from the backup for disaster recovery purposes, from either the local appliance or the cloud, without the overhead associated with restoring backup images to their original format. Barracuda Backup provides a single solution for both hardware and virtual server applications and the hybrid appliance model allows for easy data replication and fast local recovery. Barracuda Backup is available as a physical appliance with our cloud storage service for replication and includes software required for native application backups for popular applications, such as Microsoft Exchange and Microsoft SQL Server, as well as backup over industry standard network file sharing protocols.

Archival. Email archiving requires a different solution from a typical backup because it requires the storage of all messages rather than just specific snapshots in time. The Barracuda Message Archiver substantially reduces archive sizes by eliminating duplicate messages, storing only one instance of each message attachment, and then compressing the stored data. In addition, customers can use the Barracuda Message Archiver to significantly reduce mail database sizes by reducing email retention policies on their active mail servers and by stubbing attachments, removing them from the mail server and creating references to the archived copies. The Barracuda Message Archiver also provides easy end user access to archived mails through a web interface, Outlook Add-In and mobile applications for both Apple iOS and Android devices.

Cloud Storage. Copy is our cloud-based file storage platform that allows our customers to securely access, share and sync files of any size from any device. Copy works across Windows, Mac OS X and Linux computers and offers mobile device support for Apple iOS and Android. Shared files and folders can be sent to anyone either publicly or privately and accessed from any location or device. Copy also allows users to share files privately using Copy’s built-in identity verification. Copy also includes user and group management and added controls for proprietary company data.

Cloud E-Signature. SignNow is a leading mobile e-signature application. Businesses globally use the SignNow platform to electronically sign documents from Internet connected devices, reducing the need to print, fax or ship documents. Customers also can centralize contract archives with SignNow, gaining control over document signing workflow, auditing and tracking.

Technology Architecture

Our technology architecture for both our security and storage solutions consists of several common foundational components. We utilize a common architecture so that improvements of those components benefit our solutions, reducing development time.

Key common foundational components of our architecture include:

Common Core and Secure Platform

We use a proprietary operating system, built on the Linux open source kernel, that provides security and stability to protect the solutions that secure customers’ networks. The secure platform also provides foundational services that may include:

•	web and application servers that enable our user interface and application programming interfaces, or APIs;

•	infrastructure interoperability services, such as Kerberos and Active Directory;

•	hardware abstraction layers that allow our solutions to scale from entry-level to high-capacity systems and to rapidly respond to changes in supply chain availability;

•	auto-provisioned database systems that support many of the management features and applications; and

•	common logging, notification and reporting services.

Continuous Updates and Real-Time Protection

Our security and storage applications are built to provide ongoing value as the technology and security landscape evolves. Through continuous updates via Barracuda Energize Updates and Barracuda Real-time Protection, our solutions are able to continuously receive up-to-date databases and agents including:

•	information that allows us to identify spam, viruses, spyware and other Layer 7 attacks by several means, including the content, behavior and source of the data;

•	web category and application databases;

•	information about the latest document types to properly identify text/content for indexing and searching;

•	detailed formats of social media web requests that allow us to provide data loss prevention, or DLP, and archival services;

•	backup agents for the latest versions of the newest desktop and server software; and

•	policy definitions for enforcement of content policies, including social security number and credit card patterns.

Shared Software Components

Many of our solutions share our proprietary software modules that are core to our business. This approach enables us to benefit from significant time and cost savings from rapid integration of our library of shared software components. For example, our antivirus technology is integrated into many solutions we have developed or acquired. Other examples include:

•	powerful and versatile proxy servers for web (HTTP forward and reverse), email (SMTP) and domain name services;

•	high performance packet processing and flow tracking that allows identification of users and applications for security policy, prioritization and adaptive routing;

•	content indexing and search capabilities; and

•	agents for endpoints such as desktops, servers and mobile devices.

Shared Cloud Services

By creating our own cloud services, we are able to deliver the benefits of a cloud delivery model while maintaining a small footprint in our customers’ networks. Our appliances and virtual appliances communicate with our cloud services so that we can deliver new features without significantly increasing the requirements of the infrastructure installed in a customer’s network. This allows us to continue delivering features in a constantly evolving environment without the potential customer satisfaction issues that arise with frequent hardware updates.

Our cloud services are used by our cloud-only and hybrid cloud-connected appliances, which allows us to rapidly develop new solutions and features. For example:

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Our email content inspection service is used by both the Barracuda Email Security Service and the CPL included with the Barracuda Spam & Virus Firewall appliances and virtual appliances deployed on the customer premises.

•	Our cloud web categorization service is used by the Barracuda Web Security Service, the Barracuda Web Filter, the Barracuda Firewall and the Barracuda NG Firewall.

•	Our deduplicated file storage service, developed originally for the Barracuda Backup Server, also is used by the Barracuda Email Security Service and Copy.

Common Management Layer

We have invested significant resources into developing an architecture that allows for centralized solution management. Our solutions are designed with common user interfaces and provide central control across different solutions. They also enable control over solutions dispersed across multiple geographies by relying on a cloud service where security functionality is distributed but centralized control is desired. This capability enables administrators to control and enforce policies once and apply them across multiple distributed locations. The management layer allows a global view of many devices so that they can have the latest firmware, definitions and security policies.

Where appropriate, we employ a multi-tenant architecture which allows us to serve multiple customers while securely segregating their data. The platform includes intelligent route-optimization technology that dynamically routes customer traffic quickly and effectively.

Our core management technologies also include:

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high availability and clustering software that allows a group of systems to be managed through a single configuration interface and allows the remaining systems to continue processing for any system that might become unavailable or fail;

•	support tools that allows for rapid access and troubleshooting tools; and

•	an update infrastructure for delivering new versions of our firmware, as well as the definitions and databases to ensure that the systems are up to date.

Barracuda Central

Barracuda Central is our centralized and automated security intelligence center that enables continuous threat detection and monitoring. Data collected and aggregated at Barracuda Central is analyzed and used to create definitions for continuous automatic Barracuda Energize Updates for our solutions. Barracuda Central is comprised of four primary layers.

Internal and External Data Feeds

We receive data from four primary sources:

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The Barracuda global data feed receives metadata for nearly half a billion messages every day that pass through our networks from the appliances deployed in our subscribers’ networks. We also receive the metadata for over 700 billion web requests per day.

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Barracuda Labs analyzes new threats and develops innovative security approaches. Barracuda Labs is focused on emerging threats such as social network, mobile and web-based exploits and other forms of modern malware attacks, and develops advanced detection techniques to deliver threat intelligence.

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Subscribers, their end-users, and users of our free reputation services submit feedback on categorization, false-negatives and false-positives through various means. These means include email, web forms, user interfaces on our appliances/services, and agents such as email add-ins.

•	Via third-party and community data sharing, we are able to augment our accuracy while simultaneously giving back to the community.

Automated and Manual Analysis

Through many automated and manual processes, the incoming data is analyzed and used to generate new threat definitions and new algorithms to continuously increase the effectiveness of our solutions.

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Our security engineering team develops algorithms and mitigation techniques that are deployed into our Barracuda compute cloud in order to increase effectiveness. We also develop corresponding algorithms and mitigation techniques that are delivered to the appliances or cloud services for local processing.

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Our Barracuda compute cloud processes the data feeds and is designed to automatically identify the vast majority of threats. As these threats are identified, they are added to the appropriate databases for delivery via Barracuda Energize Updates and for availability through real-time queries to Barracuda Real-time Protection.

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Our security operations team monitors the data feeds and tunes the algorithms in the Barracuda compute cloud. Our security operations team also works with our security engineering team to identify new algorithms that allow more threats to be automatically identified.

Continuous Updates and Real-time Protection

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Once threats are identified and definitions are created, the definitions are delivered securely to the appliances, virtual appliances and cloud services via Barracuda Energize Updates. Some of these definitions are updated many times over every hour and allow for fast local processing and offline operation.

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To reduce latency, size and performance impact of delivered definitions, we provide Barracuda Real-time Protection. Barracuda Real-time Protection consists of a set of protocols and services which allows appliances, virtual appliances and cloud services to have access to up-to-the-second threat detection. Instead of waiting for a local database to be updated for the latest threat information, systems contact our central database and provide metadata about a message or web page in a request. Barracuda Real-time Protection often can determine the threat level immediately and, in response, instruct the requesting system to allow or deny processing.

Deployed Appliances, Virtual Appliances and Cloud Services

Our appliances, virtual appliances and cloud services use the data produced by Barracuda Central to block the latest threats. These systems automatically provide feedback and metadata back into the Barracuda Central data feeds enabling continued improvements to accuracy and performance.

Our Customers

We target customers across a wide range of industries, including education, government, financial services, healthcare, professional services, telecommunications, retail and manufacturing. Our revenue is diversified across our entire customer base. One distribution partner accounted for 13% and 16% of total revenue in fiscal 2013 and the three months ended May 31, 2013, respectively. No single customer or distribution partner accounted for more than 10% of our total revenue in fiscal 2011 or 2012.

Customer Case Studies

The following case studies are examples of how some of our customers have selected, deployed and benefited from our solutions.

Regional Law Firm Focused on Financial Services

Challenge: This law firm is focused on collections activities with banks and financial institutions. With three offices and 170 employees, and only four IT professionals, they are challenged with keeping their network up and running, meeting regulatory compliance, and providing a high level of service to employees and customers. They also have an ongoing requirement to minimize training and IT management overhead.

Solutions & Benefits: In 2009, the company deployed the Barracuda Web Filter solution to protect users from unsafe content while browsing online. Due to the ease of use designed into our solutions, the support they received from us, and the common look and feel that enabled them to easily manage their infrastructure, the law firm adopted additional Barracuda solutions. In 2012, the customer deployed the Barracuda Spam & Virus Firewall solution, as well as four Barracuda NG Firewalls and two additional Barracuda Web Filters to further protect their users and information. In 2013, the customer deployed an additional Barracuda NG Firewall and the Barracuda Message Archiver.

Large European Retailer

Challenge: This European-based specialty retailer with thousands of stores in dozens of countries and tens of thousands of employees has a requirement to provide reliable and secure network connectivity to branch offices. The company wanted to integrate existing data connections, enable granular traffic management to cope with limited bandwidth at some locations, and reduce the resources required to operate the wide area network, or WAN.

Solutions & Benefits: Barracuda NG Firewalls were first deployed in 2010 to offices and stores to deliver user authentication, SSL VPN access and WAN optimization. This company has continued to purchase and deploy additional Barracuda NG Firewall solutions in each year between 2011 and 2013. The rollout has been accomplished quickly and remotely saving significant travel, time and expense. With secure connectivity to the remote locations, the company has been able to avoid a costly international multiprotocol label switching, or MPLS, network deployment. Ongoing management now requires less overhead and IT administration, and can be performed from a central location.

Global Communications and Document Management Company

Challenge: This Global Fortune 500 company is faced with the challenge of protecting large amounts of data. The company’s previous data protection infrastructure included multiple backup vendors that required the deployment of disparate software, servers, storage and offsite tape, resulting in a recovery time of more than five days in the event of a disaster. The company’s objective was to simplify the environment while maintaining the integrity of the backups, to reduce recovery time, and to leverage and protect investments in virtualization.

Solutions & Benefits: In 2012, Barracuda Backup was installed at the company’s headquarters and other large facilities and remote offices. Our easy-to-manage solution simplified the company’s backup infrastructure, enabled consolidation to a single vendor from six, resulted in up-front cost savings of $150,000, and reduced risk and recovery times. In 2013, the company has begun expanding its deployment of Barracuda Backup.

Global Maritime Logistics Holding Company

Challenge: This global holding company for logistics groups specializes in maritime transport, with 20 terminals, over 100 ships, and over 50 branches worldwide. They were challenged with consolidating multiple point solutions across security and storage use cases.

Solutions & Benefits: This customer has deployed multiple Barracuda solutions to simplify their infrastructure. In 2011, the company deployed the Barracuda Link Balancer to ensure network reliability and performance. In 2012, the customer replaced several legacy point products with the Barracuda Web Filter, Barracuda Message Archiver and Barracuda SSL VPN solutions, and in 2013 the customer deployed the Barracuda NG Firewall because of the common management infrastructure and ease of use.

Large State Technical College System

Challenge: With more than 170,000 students, 26 colleges and over 100 different campuses, the IT team is faced with a number of challenges to protect their users and data. As a government entity, the college is required to monitor web activity and block on-campus access to all unauthorized content, compounded by an additional set of challenges associated with mobile devices.

Solutions & Benefits: In 2009, the Barracuda Web Security Service was deployed to provide content filtering and web policy enforcement at all of the campuses, regardless of the location inside or outside the network or type of device. The service allows the school to centrally manage and maintain policy and reporting, while enabling a pure cloud solution at some campuses and a hybrid solution that includes Barracuda Web Filter appliances and virtual appliances at others. The customer also deployed the Barracuda Message Archiver and our backup software solution in 2009. In 2010, the college increased its investment in Barracuda with an additional deployment of 20 Barracuda Web Filters, and again in 2011 with the addition of 40 Barracuda Web Filters. Each campus has the flexibility to deploy the solutions that best meet their requirements.

Sales and Marketing

Our sales and marketing approach is designed to be efficient for high volumes of transactions. Our marketing efforts focus on driving traffic to our websites and on generating high-quality sales leads. Our sales efforts focus on converting these leads into paying customers through a high volume, short duration sales process.

Sales

We sell our appliances, services and software to our customers using sales personnel and our global network of more than 5,000 distribution partners and value added resellers in more than 100 countries. Our inside sales force is devoted to turning highly qualified leads into purchasers of our solutions. The substantial majority of our leads come from potential customers who have requested a free evaluation of our solutions, or from our existing customer base. As a result, our inside sales force typically calls potential buyers who already understand the value of our solutions and do not require a lengthy sales cycle. Our sales reach is augmented by our distributors and value added resellers to efficiently interact with our customer base for initial deployment and cross-selling additional solutions.

The Barracuda Networks Reseller Program is a global network of resellers offering our solutions, service and support to our customers. We believe that our solutions and innovative marketing, lead generation and training programs provide a significant opportunity for high-quality reseller and distributor partners. Our channel network leverages our channel partners’ industry, product and geographic knowledge and their customer reach to expand our customer base.

We implement our approach through a disciplined sales process that provides clear guidelines for our sales force, and we actively measure and manage our sales results. We offer our solutions using standardized contract terms, and we enable our customers to buy our solutions in a manner convenient to them.

Marketing

We use a variety of online marketing programs for lead generation, as well as more traditional direct marketing and indirect channel partner marketing programs to drive interest in our solutions. These efforts leverage the high level of use of Internet search engines through search engine marketing and optimization programs. Once we drive traffic to our websites, we have well-defined processes that allow us to automatically track visitors’ activities on our website, communicate with potential customers, encourage evaluations of our solutions and generate highly qualified leads to our sales organization.

Our marketing approach focuses on creating brand awareness, allowing us to build and maintain, through relevant web-based content and online communications, a substantial customer base and community, many of whom act as advocates for Barracuda. We employ an innovative approach to traditional visual marketing through the use of signs and billboards in key locations such as airports where target customers often travel. We also enhance brand recognition and marketing through the use of vehicles wrapped with highly-visible branding.

In addition, we attend industry trade shows and conferences, regularly communicate with industry analysts and solicit their feedback on our solutions and strategies and host webinars on current issues to create awareness of our brand and solutions.

Our Go-to-Market Strategy. We have successfully grown our business by using a go-to-market strategy that includes the following:

•

Low-Touch Sales Model. Our marketing efforts drive customers to fill out online forms in which they provide information about their business and specific IT needs. Our inside sales force is responsible for following up on these qualified leads from our partners and our website and working to turn potential customer interest into opportunities that our channel partners can fulfill. For example, based on the information a customer completes on one of our online forms, our inside sales force may call the customer and walk them through an online demo and connect them to a channel partner. In larger transactions our field sales team may become involved in a transaction to help a channel partner close an opportunity.

•

Global Partner Network. We leverage our channel network to augment our inside sales force, giving us access to a broader potential customer base than we would be able to access on our own. We believe this greatly expands our distribution leverage as many times our customers order through our partner network without the involvement of our sales team.

•	30-Day Right to Return. All new sales include a 30-day right to return. The risk-free nature of the transaction allows our customers to more quickly adopt Barracuda solutions and realize the value.

•

Renewals and Cross-Selling. As our existing customers grow, we may have opportunities to sell more advanced versions of our solutions as well as cross-sell adjacent solutions. We have a dedicated sales team that focuses exclusively on renewals. We employ training and marketing programs to assist our sales force and channel partners to better sell into our sizable customer base. Because of our robust solution portfolio, an existing customer provides us with multiple additional sales points as they look to consolidate suppliers while expanding their IT systems.

Customer Support

Barracuda Technical Support. Customer support is an essential element of our business model, and we are focused on the impact of support on our customers’ experience. We offer multiple support options. All calls are answered and managed by specially trained Barracuda support agents 24x7x365. Moreover, we do not use phone trees and every call is answered live and in time zone. We also offer multilingual support.

We hire our customer support agents specifically based on their customer service experience and orientation and then provide in-house training to help them build their knowledge base and skill set. Our agents are categorized in tiers based on their skills. Tier 1 agents handle initial setup, basic support and troubleshooting. Tier 2 agents address detailed troubleshooting, analysis and support. Tier 3 agents address advanced issues, backend analysis and support. Finally, engineering support is available for any unresolved issues escalated to the development team. Agents of varying skill level sit together in groups in order to best serve our customers but also foster a collaborative environment in which our agents can learn and grow their skills.

We offer self-service support in the form of our online knowledge base, community forum and documentation portal. We also offer an online community forum, which offers information, updates and peer support. We also maintain a portal of technical documentation and whitepapers on our website.

Support Subscriptions. We provide a number of support subscriptions with our portfolio of solutions.

Barracuda Energize Updates. The required Barracuda Energize Updates subscription and virtual appliance subscriptions provide our customers with access to Barracuda Technical Support.

Instant Replacement. Instant Replacement provides replacement hardware with next business day shipping. Along with providing priority replacements in case of equipment failure, the Instant Replacement subscription also provides ongoing migration to the latest hardware platforms through the Barracuda Hardware Refresh Program, enabling customers to receive a new hardware unit every four years at no additional cost.

Premium Support. Barracuda Premium Support provides for a dedicated account manager and a team of technical engineers to provide fast resolution of high-priority support issues, helping to ensure continuous uptime. Premium Support is designed for organizations that cannot afford extended periods of downtime for their mission critical environments.

Manufacturing

We manufacture our appliances at our manufacturing facilities in Silicon Valley. By managing manufacturing locally and maintaining a highly flexible workforce, we are able to easily scale our manufacturing operations and react rapidly to customer needs. This enables us to support efficient, flexible, “just-in-time” manufacturing and key features of our business model such as real-time order fulfillment and our Instant Replacement program. Although we currently depend on a single source or a limited number of sources for certain components used in the manufacture of our appliances and are therefore subject to the risk of shortages in supply of these components, to date we have not experienced a significant delay in shipments. We generally use commodity hardware in our appliances, which is readily available from multiple sources, and we do not have any long-term supply agreements. Sourcing our materials from multiple suppliers enables us to fill orders with short lead-time and lower manufacturing costs.

Research and Development

Our research and development efforts are focused on the development of new solutions, including software and cloud solutions, and the integration of additional features and capabilities into our existing solutions. Our product management and engineering teams have extensive security and storage expertise and work closely with customers to identify their current and future needs. The experience of our design teams enables us to effectively assess the tradeoffs and advantages when determining which features and capabilities of our solutions should be implemented.

We believe that innovation and timely development of new features and solutions is essential to meeting the needs of our customers and improving our competitive position. We test our solutions thoroughly to certify and ensure interoperability with third-party hardware and software products.

Our research and development expenses were $24.0 million, $27.8 million, $35.2 million, $7.7 million and $10.8 million, in fiscal 2011, 2012 and 2013 and the three months ended May 31, 2012 and 2013, respectively.

Intellectual Property

Our success depends in part upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections.

We had 43 issued patents and 50 patent applications pending in the United States, as of May 31, 2013. Our issued patents expire between November 2016 and October 2030. We cannot assure you whether any of our patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims. We also license software from third parties for integration into our solutions, including open source software and other software available on commercially reasonable terms.

We control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners, and our software is protected by U.S. and international copyright laws. Despite our efforts to protect our trade secrets and proprietary rights through intellectual property rights, licenses and confidentiality agreements, unauthorized parties may still copy or otherwise obtain and use our software and technology. In addition, we intend to expand our international operations, and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in our markets have extensive patent portfolios and are regularly involved in litigation. From time to time, third parties, including certain of these leading companies, may assert patent, copyright, trademark and other intellectual property rights against us, our channel partners or our customers. Our standard license and other agreements may obligate us to indemnify our channel partners and customers against such claims. Successful claims of infringement by a third party could prevent us from distributing certain solutions or performing certain services, require us to expend time and money to develop non-infringing solutions, or force us to pay substantial damages, including treble damages if we are found to have willfully infringed patents or copyrights, royalties or other fees. In addition, if we become more successful, competitors may try to develop solutions and services that are similar to ours that may infringe our proprietary rights. Competitors or other third parties may also be more likely to claim that our solutions infringe their proprietary rights. We cannot assure you that we do not currently infringe, or that we will not in the future infringe, upon any third-party patents or other proprietary rights.

Competition

We operate in the intensely competitive security and storage markets that are characterized by constant change and innovation, and we expect competition to increase in the future from larger, well-established competitors and new market entrants. Changes in the application, threat and technology landscape result in evolving customer requirements. Our main competitors in these markets fall into two categories:

•

Independent network security, storage and application delivery vendors such as Blue Coat Systems, Inc., Check Point Software Technologies, Ltd., CommVault Systems, Inc., EMC Corporation, F5 Networks, Inc., Fortinet, Inc., Imperva, Inc., Juniper Networks, Inc., Palo Alto Networks, Inc. and Symantec Corporation that offer competing solutions.

•

Diversified IT suppliers such as Cisco, Dell Inc., Hewlett-Packard Company, the McAfee division of Intel and International Business Machines, that have acquired large security specialist vendors in recent years, that have software- or hardware-based storage solutions or that have the technical and financial resources to bring competitive solutions to the market.

In addition, we compete with companies that offer point solutions that compete with some of the features present in our platform. As our market grows, we believe it will attract more highly specialized vendors as well as larger vendors that may continue to acquire or bundle their solutions more effectively.

The principal competitive factors in our market include:

•	solution ease-of-use;

•	solution features, reliability, performance and effectiveness;

•	solution line breadth and applicability;

•	solution extensibility and ability to integrate with other technology infrastructures;

•	price and total cost of ownership;

•	proactive live technical support;

•	strength of sales and marketing efforts; and

•	brand awareness and reputation.

We believe we generally compete favorably on the basis of these factors. However, many of our competitors have substantially greater financial, technical and other resources; greater name recognition; stronger reputations and longer operating histories; larger sales and marketing budgets; broader distribution and established relationships with distribution partners and customers; lower labor and development costs; greater customer support resources; larger and more mature intellectual property portfolios; and greater resources to make acquisitions.

Employees

As of May 31, 2013, we had 1,081 full-time employees. None of our employees are either represented by a labor union or subject to a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Facilities

Our principal executive offices are located in Campbell, California, consisting of approximately 61,400 square feet of office space that we own and approximately 8,800 square feet of office space that we lease under a lease that expires in June 30, 2013. We also lease approximately 42,000 square feet of office space for research and development in Ann Arbor, Michigan and approximately 47,000 square feet of office space for manufacturing and customer support in San Jose, California, with leases that expire in October 31, 2017 and August 31, 2018, respectively. We have additional office locations throughout the United States and in various international locations.

We believe that our existing facilities are sufficient for our current needs. We intend to add new facilities and expand our existing facilities as we add employees and grow our business, and we believe that suitable additional or substitute space will be available on commercially reasonable terms to meet our future needs.

Legal Proceedings

Export Compliance

In late 2011, following a voluntary internal review of our compliance with U.S. export control and sanctions laws, our management team became aware that certain of our physical appliances had been sold indirectly into embargoed countries via our distributors and resellers, potentially in violation of U.S. export control and economic sanctions laws. In addition, certain of our solutions incorporate encryption components and may be exported from the U.S. only with the required approvals; in the past, we may have exported products prior to receiving these required authorizations. We believe that these potential violations were inadvertent and occurred because we and certain of our resellers did not have sufficient compliance procedures in place to prevent the transactions at issue. As a result, we were unable to preclude certain of our channel partners and resellers from selling our solutions into countries subject to a U.S. embargo until late 2011. After completion of a comprehensive internal investigation conducted by outside counsel, we submitted voluntary disclosures regarding these matters to the U.S. Commerce Department, Bureau of Industry and Security, or BIS, and to the U.S. Treasury Department, Office of Foreign Assets Control, or OFAC. These disclosures summarized potential violations of export controls and economic sanctions laws, including reexports by third parties and provision of services to end users in embargoed countries including Iran, Sudan and Syria.

The reviews of our voluntary disclosures by BIS and OFAC are still pending and in the early stages, and their reviews of our voluntary disclosures may continue for a long period of time. BIS and OFAC may conclude that our actions resulted in violations of U.S. export control and economic sanctions laws and warrant the imposition of penalties that could include fines, termination of our ability to export our products, and/or referral for criminal prosecution. Any such penalties may be material to our financial results in the period in which they are imposed and could significantly affect our quarterly operating results for that quarter. The penalties may be imposed against us and/or our management. Also, disclosure of our conduct and any fines or other action relating to this conduct could harm our reputation and indirectly have a material adverse effect on our business, operating results and financial condition. See the section titled “Risk Factors—We may be subject to fines or other penalties for potential past violations of U.S. export control and economic sanctions laws.”

Other

From time to time, we are party to litigation and subject to claims that arise in the ordinary course of business. In addition, third parties may from time to time assert intellectual property infringement claims against us in the form of letters and other communications. Except as described above, we currently believe that the final outcome of these matters will not have a material adverse effect on our business; however, the results of litigation and claims is inherently unpredictable. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of May 31, 2013:

Name	Age	Position(s)

Executive Officers:

William D. “BJ” Jenkins, Jr.	47	Chief Executive Officer and Director

David Faugno	43	Chief Financial Officer and Vice President

Michael D. Perone	46	Chief Marketing Officer, Executive Vice President and Director

Michael D. Hughes	46	Senior Vice President, Worldwide Sales

Diane C. Honda	48	Vice President, General Counsel and Secretary

Other Directors:

Jeffry R. Allen(1)	61	Director

Dean M. Drako	47	Director

James J. Goetz(2)	47	Director

David R. Golob(2)(3)	45	Director

Zachary S. Levow	40	Chief Technology Officer, Executive Vice President and Director

Gordon L. Stitt(1)(3)	57	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Executive Officers

William D. “BJ” Jenkins, Jr. has served as our president and chief executive officer and as a member of our board of directors since November 2012. From April 1998 to November 2012, Mr. Jenkins served in various roles, including president of the Backup Recovery Systems division, at EMC Corporation, an information infrastructure company. Mr. Jenkins holds a B.S. degree in general engineering from the University of Illinois and an M.B.A. degree from Harvard Business School.

We believe that Mr. Jenkins is qualified to serve as a member of our board of directors because of the perspective he brings as our chief executive officer and his experience in senior management positions at several technology companies.

David Faugno has served as our chief financial officer and vice president since March 2006. Additionally, from April 2012 to November 2012, Mr. Faugno served as a member of the office of the president and chief executive officer, or the office of the CEO. Prior to joining our company, Mr. Faugno served as director of corporate finance, mergers and acquisitions at Cisco Systems Inc., a network equipment company, from July 2004 to February 2006, which he joined in connection with Cisco’s acquisition of Actona Technologies Inc., a wide area storage vendor, where he served as chief financial officer and vice president of operations from March 2002 to July 2004. From May 2001 to January 2002, Mr. Faugno served as chief financial officer of Soltima Inc., a wireless infrastructure software company. From 1992 to 2000, Mr. Faugno served in various finance and operational roles with AT&T, a telecommunications company. Mr. Faugno holds a B.S. degree in accounting from Rutgers University and an Executive M.B.A. degree from Duke University.

Michael D. Perone co-founded our company in 2003 and serves as a member of our board of directors and as our chief marketing officer and executive vice president. Additionally, from April 2012 to November 2012, Mr. Perone served as a member of the office of the CEO. Prior to co-founding our company, he co-founded Affinity Path, Inc., a private label Internet service provider company, and served as its chief marketing officer from January 2000 to January 2002. From January 1999 to December 2000, Mr. Perone co-founded Spinway, Inc., an Internet service provider, and served as its chief visionary officer. From January 1996 to January 1999, he founded and served as president of Address.com, Inc., an email and Internet access provider.

We believe that Mr. Perone is qualified to serve as a member of our board of directors because of the perspective and experience he brings as our co-founder and because of his experience in founding and growing technology companies.

Michael D. Hughes has served as our senior vice president of worldwide sales since 2010. Prior to joining our company, he served as vice president of sales at Asempra Technologies, a provider of recovery solutions, from May 2007 to May 2009. From August 2004 to May 2007, Mr. Hughes served as the vice president of OEM sales and then as general manager and sales director of Northern Europe at McDATA Corporation, a storage networking and data infrastructure solutions company. From October 2002 to August 2004, he served as the director of business development at Invio Software, Inc., a storage software company. From August 1998 to October 2002, Mr. Hughes served in a variety of roles as at Marimba, Inc., a provider of systems management solutions, including director of business development and vice president of embedded systems. Mr. Hughes holds a B.S. degree in marketing from Miami University and an M.B.A. degree from the University of Michigan.

Diane C. Honda has served as our vice president and general counsel since October 2012. Prior to joining us, she served in several positions, including vice president, general counsel and secretary at Extreme Networks, Inc., a network infrastructure provider, from November 2004 to October 2012. From February 2003 to February 2004, Ms. Honda served as director of legal affairs at Riverstone Networks, a provider of networking switching hardware. From June 1987 to June 2001, she served in several positions, including managing attorney of the Financial Services Organization, at Hewlett-Packard Company, a computer hardware, software and services company. Ms. Honda holds B.S. degrees in computer science and industrial management from Carnegie Mellon University and a J.D. degree from Santa Clara University School of Law.

Board of Directors

Jeffry R. Allen has served as one of our directors since June 2007. Since May 2005, Mr. Allen has been a director at NetApp, Inc., a storage solutions company. Mr. Allen served in various roles at NetApp, including as its executive vice president of business operations, and its chief financial officer, from December 1996 to June 2005. From July 1990 through December 1996, Mr. Allen was responsible for various operations and manufacturing roles at SynOptics Communications, Inc., a computer communications company, and subsequently at Bay Networks, the company created via the merger of SynOptics and Wellfleet Communications, Inc. Previously, Mr. Allen had a 17-year career at Hewlett-Packard Company, where he served in a variety of financial, information systems, and financial management positions, including controller for the Information Networks Group. Mr. Allen holds a B.S. degree in accounting from San Diego State University.

We believe that Mr. Allen is qualified to serve as a member of our board of directors because of his financial and accounting expertise and his experience serving in a variety of finance positions at numerous public companies.

Dean M. Drako co-founded our company in 2003 and has served as a member of our board of directors since our inception. Mr. Drako served as our president and chief executive officer and chairman from our inception through July 2012. Since July 2012, he has served as president and chief executive officer of Eagle Eye Networks, Inc., a cloud-based video security company. Mr. Drako also founded IC Manage in 2003, a design and IP management company, where he continues to serve as president, chief executive officer and chairman.

Mr. Drako founded and served as president and chief executive officer of Boldfish, Inc., a provider of enterprise messaging solutions, from 1999 to 2001. Prior to this, Mr. Drako founded and served as president and chief executive officer of Design Acceleration, Inc., a maker of semiconductor design analysis and verification tools. Mr. Drako holds a B.S. degree in electrical engineering from the University of Michigan, Ann Arbor and an M.S. degree in electrical engineering from the University of California, Berkeley.

We believe that Mr. Drako is qualified to serve as a member of our board of directors because of the perspective and experience he brings as our co-founder and former chief executive officer, and in founding and growing technology companies.

James J. Goetz has served as one of our directors since July 2009. Since June 2005, Mr. Goetz has been a managing member of Sequoia Capital Operations, LLC, a venture capital firm. Mr. Goetz currently serves on the board of directors of Jive Software, Inc., a provider of social business software, Palo Alto Networks, Inc., a network security company, and a number of privately held companies. Mr. Goetz holds B.S. degrees in electrical and computer engineering from the University of Cincinnati and an M.S. degree in electrical engineering from Stanford University.

We believe that Mr. Goetz is qualified to serve as a member of our board of directors because of his experience in venture capital industry analyzing, investing in and serving on the boards of directors of technology companies, as well as his perspective as a representative of one of our largest stockholders.

David R. Golob has served as one of our directors since December 2005. Since September 2001, Mr. Golob has been a Partner at Francisco Partners, a private equity firm. Mr. Golob currently serves on the board of directors of several privately held companies. Mr. Golob holds an A.B. degree in chemistry from Harvard College and an M.B.A. degree from the Stanford Graduate School of Business.

We believe that Mr. Golob is qualified to serve as a member of our board of directors because of his experience in the private equity and venture capital industries analyzing, investing in and serving on the boards of directors of technology companies, as well as his perspective as a representative of one of our largest stockholders.

Zachary S. Levow co-founded our company in 2003 and serves as a member of our board of directors and as our chief technology officer and executive vice president. Prior to co-founding our company, he co-founded Affinity Path, Inc., a private label Internet service provider, and served as its chief technology officer from January 2001 to January 2002. From January 1999 to December 2001, Mr. Levow co-founded Spinway, Inc., an Internet service provider, and served as its chief technology officer. Mr. Levow holds B.S. degrees in mathematics/computer science from Carnegie Mellon University.

We believe that Mr. Levow is qualified to serve as a member of our board of directors because of his technical acumen and the experience he brings as our co-founder and chief technology officer.

Gordon L. Stitt has served as one of our directors since June 2007. Additionally, from April 2012 to November 2012, Mr. Stitt served as a member of the office of the CEO. Mr. Stitt co-founded Extreme Networks, Inc., a provider of high-performance Ethernet switching solutions for enterprises and data centers, and served as its president and chief executive officer from its founding in May 1996 to August 2006. Mr. Stitt holds a B.S. degree in electrical engineering and computer science from Santa Clara University and an M.B.A. degree from the Haas School of Business, U.C. Berkeley.

We believe that Mr. Stitt is qualified to serve as a member of our board of directors because of his experience in senior management positions at several technology companies and his knowledge of strategic and operational issues facing technology companies.

Our executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers.

Code of Business Conduct and Ethics

Prior the completion of this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our chief executive officer, chief financial officer and other principal executive and senior financial officers.

Board Composition

Our business and affairs are managed under the direction of our board of directors. The current composition of the board of directors is dictated by our voting agreement, although this agreement will terminate upon the completion of this offering. The number of directors will be fixed, following the completion of this offering, by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Upon the completion of this offering, our board of directors will consist of                  directors.

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2014;

•	the Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2015; and

•	the Class III directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2016.

Each director’s term continues until the election and qualification of his successor, or his earlier death, resignation, or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our board of directors determined that Messrs. Allen, Goetz, Golob and Stitt do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the             . In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee is comprised of Messrs. Allen and Stitt, with Mr. Allen serving as chairman. Messrs. Allen and Stitt meet the requirements for independence of audit committee members under current              listing standards and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements of the current              listing standards. We expect to satisfy the member independence requirements for the audit committee prior to the end of the transition period provided under current              listing standards and SEC rules and regulations for companies completing their initial public offering. In addition, our board of directors has determined that Mr. Allen is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•

discuss the scope and results of the audit with the independent registered public accounting firm, and review with management and the independent accountants, our interim and year end operating results;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our policies on risk assessment and risk management;

•	review related party transactions;

•

obtain and review a report by the independent registered public accounting firm at least annually, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues; and

•

approve (or, as permitted, pre-approve) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the             .

Compensation Committee

Our compensation committee is comprised of Messrs. Goetz and Golob, with Mr. Golob serving as chairman. Messrs. Goetz and Golob meet the requirements for independence of compensation committee members under current              listing standards and SEC rules and regulations. We expect to satisfy the member independence requirements for the compensation committee prior to the end of the transition period provided under current              listing standards and SEC rules and regulations for companies completing their initial public offering. Additionally, each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code, as amended. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee will, among other things:

•	review, approve and determine, or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	administer our stock and equity incentive plans;

•	review and approve and make recommendations to our board of directors regarding incentive compensation and equity plans; and

•	establish and review general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the             .

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Messrs. Golob and Stitt, with Mr. Stitt serving as chairman. Messrs. Golob and Stitt meet the requirements for independence of nominating and corporate governance committee members under current              listing standards. We expect to satisfy the member independence requirements for the compensation committee prior to the end of the transition period provided under current              listing standards for companies completing their initial public offering. Our nominating and corporate governance committee will, among other things:

•	identify, evaluate and select, or make recommendations to our board of directors regarding nominees for election to our board of directors and its committees;

•	evaluate the performance and compensation of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the             .

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

Prior to this offering, we had not implemented a formal policy with respect to compensation payable to our non-employee directors for service as directors. We did not provide cash compensation to our non-employee directors during our fiscal 2013 for service as directors. However, in fiscal 2013, we granted equity awards under our 2012 Equity Incentive Plan to Messrs. Allen and Stitt in the amount set forth below for service as directors. In addition to the foregoing amounts, we reimburse our directors for expenses associated with attending meetings of our board of directors and committees of our board of directors. The following table provides information regarding compensation of our directors for service as directors, for fiscal 2013. See “Executive

Compensation—2013 Summary Compensation Table” for information regarding compensation of our directors who served as named executive officers.

Name	Option Awards ($)(1)
Jeffry R. Allen(2)	262,440
Dean M. Drako(3)	—
James J. Goetz(4)	—
David R. Golob(5)	—
William D. Jenkins, Jr.(6)	—
Zachary S. Levow(7)	—
Michael D. Perone(8)	—
Gordon L. Stitt(9)	262,440

(1)	The amounts in the “Equity Awards” column do not reflect the actual economic value realized by the directors. They reflect the aggregate grant date fair value of equity awards granted during the fiscal year computed in accordance with FASB ASC Topic 718. The assumptions that we used to calculate these amounts are discussed in Note 7 to our consolidated financial statements appearing at the end of this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(2)	As of February 28, 2013, Mr. Allen had outstanding options to purchase a total of 150,000 shares of our common stock. On May 9, 2012, Mr. Allen was granted an option to purchase 150,000 shares of our common stock. Of the shares underlying the option, 28,125 were vested as of February 28, 2013.
(3)	Mr. Drako served as our chief executive officer until his resignation, effective July 2012. See “Executive Compensation – 2013 Summary Compensation Table” for information regarding his compensation in this capacity during fiscal 2013.
(4)	As of February 28, 2013, Mr. Goetz did not have outstanding options to purchase our common stock or RSUs.
(5)	As of February 28, 2013, Mr. Golob did not have outstanding options to purchase our common stock or RSUs.
(6)	Mr. Jenkins has served as our chief executive officer since November 2012. See “Executive Compensation – 2013 Summary Compensation Table.”
(7)	Mr. Levow currently serves as our chief technology officer and executive vice president. All compensation paid to Mr. Levow in fiscal 2013 was in connection with his employment as our vice president and chief technology officer and not for his service as a member of our board of directors. As of February 28, 2013, Mr. Levow had outstanding options to purchase a total of 120,000 shares of our common stock and 112,500 unvested RSUs. On November 1, 2012, Mr. Levow was granted 120,000 RSUs, of which 7,500 were vested as of February 28, 2013. The aggregate grant date fair value of the RSUs granted to Mr. Levow in November 2012 was $506,400. On November 20, 2012, Mr. Levow was granted an option to purchase 120,000 shares of our common stock, of which 7,500 were vested as of February 28, 2013. The grant date fair value of the options granted to Mr. Levow in November 2012 was $220,092. See. “Certain Relationships and Related Party Transactions” for information regarding Mr. Levow’s compensation during fiscal 2013.
(8)	Mr. Perone currently serves as our chief marketing officer and executive vice president and served in the office of the CEO from April 2012 to November 2012. See “Executive Compensation – 2013 Summary Compensation Table” for information regarding his compensation in this capacity during fiscal 2013.
(9)	As of February 28, 2013, Mr. Stitt had outstanding options to purchase a total of 150,000 shares of our common stock. On May 9, 2012, Mr. Stitt was granted an option to purchase 150,000 shares of our common stock. Of the shares underlying the option, 28,125 were vested as of February 28, 2013. Mr. Stitt served in the office of the CEO from April 2012 to November 2012. See “Executive Compensation – 2013 Summary Compensation Table” for information regarding his compensation in this capacity during fiscal 2013.

In connection with this offering, we intend to implement a formal policy pursuant to which our non-employee directors will be eligible to receive equity awards and/or annual cash retainers as compensation for service on our board of directors and committees of our board of directors.

EXECUTIVE COMPENSATION

2013 Summary Compensation Table

The following table and narrative summarizes and explains the compensation that we paid to, or that was earned by, each person who acted as our principal executive officer, which included (i) William D. Jenkins, Jr., our current chief executive officer who joined us in November 2012, (ii) David Faugno, Michael D. Perone and Gordon L. Stitt, each of whom served in the office of the CEO from April 2012 to November 2012, and (iii) Dean M. Drako, our former chief executive officer who resigned in July 2012; as well as each of our other two most highly-compensated executive officers, Michael D. Hughes and Diane C. Honda, as required by Item 402(m)(2) of Regulation S-K during our fiscal year ended February 28, 2013. We refer to these officers in this prospectus as our named executive officers, or NEOs.

Name and Principal Position	Fiscal Year	Salary($)		Bonus($)(1)	Equity Awards($)*(2)		Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)		Total($)

William D. Jenkins Jr.(4)	2013	114,198	(5)	116,000	16,709,316		—	1,950,000	(6)	18,889,514
Chief Executive Officer
David Faugno	2013	230,000		216,000	4,887,203	(7)	—	150,000	(8)	5,483,203
Chief Financial Officer, Vice President and Former Member of the Office of the CEO
Michael D. Perone	2013	250,000		250,000	726,492		—	150,000	(8)	1,376,492
Chief Marketing Officer, Executive Vice President and Former Member of the Office of the CEO
Michael D. Hughes	2013	220,000		63,171	524,880		178,742	—		986,793
Senior Vice President of Worldwide Sales
Diane C. Honda(9)	2013	85,586	(10)	—	275,115		—	—		360,701
Vice President, General Counsel and Secretary
Dean M. Drako(11)	2013	111,058	(12)	—	—		—	2,150,105	(13)	2,261,163
Former Chief Executive Officer
Gordon L. Stitt	2013	—		—	262,440	(14)	—	150,000	(8)	412,440	(14)
Former Member of the Office of the CEO

*	The amounts in the “Equity Awards” column do not reflect the actual economic value realized by the NEOs.

(1)	The amounts in the “Bonus” column for Messrs. Jenkins, Faugno and Perone reflect bonuses paid pursuant to discretionary bonus arrangements set forth in their respective NEO offer letter agreements. Mr. Jenkins’ bonus reflects a prorated portion of the bonus opportunity set forth in his offer letter agreement. The bonuses were determined by our compensation committee based on a subjective assessment of each individual’s achievement of individual performance objectives. The amount in the “Bonus” column for Mr. Hughes reflects his receipt of a payment in lieu of dividend related to his vested options. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—The Recapitalization.”
(2)	These awards reflect the aggregate grant date fair value of equity awards granted during the fiscal year computed in accordance with FASB ASC Topic 718. The assumptions that we used to calculate these amounts are discussed in Note 7 to our consolidated financial statements appearing at the end of this prospectus. These awards vest over a period of four years. For additional information on these awards, see “Executive Compensation—Outstanding Equity Awards at Fiscal Year End.” As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(3)	The amounts included in the “Non-Equity Incentive Plan Compensation” column represent sales commissions earned and payable.
(4)	Mr. Jenkins has served as our chief executive officer since November 2012.
(5)	Mr. Jenkins’ salary reflects the prorated portion of his annual base salary of $350,000 paid in fiscal 2013.

(6)	The amount represents payments made to Mr. Jenkins pursuant to his offer letter to (i) reimburse him for the relocation bonus of $1,057,750 he was required to repay to his former employer and (ii) $892,250 to achieve a tax neutral position associated with the repayment of the relocation bonus.
(7)	This amount includes (i) $4,866,953, the grant date fair value of RSUs granted to Mr. Faugno in May 2012 computed in accordance with FASB ASC Topic 718, and (ii) $20,250, the change in grant date fair value of 13,500 unvested options granted to Mr. Faugno in September 2008 which were accelerated in full in April 2012.
(8)	From April 2012 to November 2012, Messrs. Faugno, Perone and Stitt served in the office of the CEO. In connection with their service as members of the office of the CEO, each of Messrs. Faugno, Perone and Stitt received a one-time cash payment of $150,000.
(9)	Ms. Honda has served as our vice president and general counsel since October 2012.
(10)	Ms. Honda’s salary reflects the prorated portion of her annual base salary of $215,000 paid in fiscal 2013.
(11)	Mr. Drako served as our chief executive officer until his resignation, effective July 2012.
(12)	Mr. Drako received $96,635 in salary prior to his resignation in July 2012. Mr. Drako received an additional lump sum of $14,423 for accrued personal time off in connection with his resignation in July 2012.
(13)	Mr. Drako received a lump sum severance payment of $1,150,105 in July 2012, which included $25,105 for 12 months of COBRA premiums for Mr. Drako, in connection with his separation agreement and release in July 2012. Additionally, in October 2012, Mr. Drako received an additional $1,000,000 in connection with his supplemental agreement and release.
(14)	All equity awards granted to Mr. Stitt in fiscal 2013 were in connection with his service as a member of our board of directors.

Named Executive Officer Employment Arrangements

William D. Jenkins, Jr.

In June 2013, we entered into an offer letter agreement with William D. Jenkins, Jr., our chief executive officer, which superseded all prior employment letter agreements he had with us. The offer letter agreement has no specific term and constitutes at-will employment. The offer letter agreement provides Mr. Jenkins with an annual base salary of $350,000 and an opportunity to earn an annual incentive bonus of up to 100% of his base salary.

Mr. Jenkins’ offer letter agreement further provides that upon a termination of his employment for other than for cause (as such term is defined in his offer letter agreement), death or disability, Mr. Jenkins will be eligible to receive the following separation benefits, subject to him timely executing and not revoking a release of claims in a form acceptable to us:

•	continued payment of severance at a rate equal to his then-current base salary for a period of 12 months;

•	payment by us of up to 12 months of COBRA premiums to continue health insurance coverage for him and his eligible dependents; and

•	accelerated vesting of outstanding equity awards that would have vested had he remained employed with us for an additional six months.

Mr. Jenkins’ offer letter agreement further provides that, upon a change in control (as such term is defined in his offer letter agreement), Mr. Jenkins will be eligible to receive:

•	a lump sum payment equal to the base salary and bonus paid to him over the 12 months immediately preceding the date of the change in control; and

•	accelerated vesting of all outstanding stock options and the RSU award that was granted to him on November 1, 2012.

In addition, pursuant to Mr. Jenkins’ offer letter agreement we agreed to reimburse him for the relocation bonus he was required to repay to his former employer in connection with the acceptance of our offer of employment.

David Faugno

In July 2012, we entered into an offer letter agreement with David Faugno, our chief financial officer and vice president, which superseded all prior employment letter agreements he had with us. The offer letter agreement has no specific term and constitutes at-will employment. The offer letter agreement provides Mr. Faugno with an annual base salary of $250,000 and an opportunity to earn an annual incentive bonus of up to 100% of his base salary.

Mr. Faugno’s offer letter agreement further provides that upon a termination of his employment other than for cause (as such term is defined in his offer letter agreement), including if the termination is a result of death or disability, or a resignation for good reason (as such term is defined in his offer letter agreement), Mr. Faugno will be eligible to receive the following separation benefits, subject to him timely executing and not revoking a release of claims in a form acceptable to us:

•	continued payment of severance at a rate equal to his base salary and target bonus as then in effect for a period of 12 months;

•	payment by us of up to 12 months of COBRA premiums to continue health insurance coverage for him and his eligible dependents; and

•

accelerated vesting of outstanding equity awards that would have vested had he remained employed with us for an additional 12 months (or the greater of (x) 50% of the number of unvested shares subject to his then outstanding equity awards or (y) 12 months, in the event if the termination or resignation occurs within the 18 months following a change in control (as such term is defined in the offer letter agreement)).

Michael D. Perone

In July 2013, we entered into an offer letter agreement with Mr. Perone, our co-founder, executive vice president and chief marketing officer, which superseded all prior employment letter agreements he had with us. The offer letter agreement has no specific term and constitutes at-will employment. The offer letter agreement provides Mr. Perone with an annual base salary of $250,000 and an opportunity to earn an annual incentive bonus of up to 100% of his base salary.

Mr. Perone’s offer letter agreement further provides that upon a termination of his employment other than for cause (as such term is defined in the offer letter agreement) (including, if the termination is a result of death or disability) or a resignation for good reason (as such term is defined in the offer letter agreement), then Mr. Perone will be eligible to receive the following separation benefits, subject to him timely executing and not revoking a release of claims in a form acceptable to us:

•	continued payment of severance at a rate equal to his base salary and target bonus as then in effect for a period of 12 months;

•	payment by us for up to 12 months of COBRA premiums to continue health insurance coverage for him and his eligible dependents; and

•

accelerated vesting of outstanding equity awards that would have vested had he remained employed with us for an additional 12 months (or the greater of (x) 50% of the number of unvested shares subject to his then outstanding equity awards or (y) 12 months, in the event if the termination or resignation occurs within the 18 months following a change in control (as such term is defined in the offer letter agreement)).

Michael D. Hughes

In August 2012, we entered into an offer letter agreement with Michael D. Hughes, our senior vice president of worldwide sales. The offer letter agreement has no specific term and constitutes at-will employment. The offer letter agreement provides Mr. Hughes with an annual base salary of $220,000 and an opportunity to earn an annual incentive bonus of up to $180,000.

Mr. Hughes’ offer letter agreement further provides that upon a termination of his employment other than for cause (as such term is defined in his offer letter agreement), death or disability, Mr. Hughes will be eligible to receive the following separation benefits, subject to him timely executing and not revoking a release of claims in a form acceptable to us:

•

continued payment of severance at a rate equal to his base salary as then in effect for a period of six months (or 12 months if the termination occurs within the 12 months following a change in control (as such term is defined in his offer letter agreement));

•

payment by us of up to six months of COBRA premiums to continue health insurance coverage for him and his eligible dependents (or 12 months if the termination occurs within the 12 months following a change in control); and

•

accelerated vesting of outstanding equity awards that would have vested had he remained employed with us for an additional six months (or 12 months if the termination occurs within the 12 months following a change in control).

Diane C. Honda

In September 2012, we entered into an offer letter agreement with Diane C. Honda, our vice president, general counsel and secretary. The offer letter agreement has no specific term and constitutes at-will employment. The offer letter agreement provides Ms. Honda with an annual base salary of $215,000 and an opportunity to earn an annual incentive bonus of up to $96,000.

Ms. Honda’s offer letter agreement further provides that upon a termination of her employment other than for cause (as such term is defined in her offer letter agreement), death or disability, Ms. Honda will be eligible to receive the following separation benefits, subject to her timely executing and not revoking a release of claims in a form acceptable to us:

•

continued payment of severance at a rate equal to her base salary as then in effect for a period of six months (or 12 months if the termination occurs within the 12 months following a change in control (as such term is defined in her offer letter agreement));

•

payment by us of up to six months of COBRA premiums to continue health insurance coverage for her and her eligible dependents (or 12 months if the termination occurs within the 12 months following a change in control); and

•

accelerated vesting of outstanding equity awards that would have vested had she remained employed with us for an additional six months (or 12 months if the termination occurs within the 12 months following a change in control).

Office of the President and Chief Executive Officer

From April 2012 until the appointment of Mr. Jenkins as our chief executive officer in November 2012, Messrs. Faugno, Perone and Stitt served together in the office of the CEO and collectively acted as our chief executive officer. As compensation for their service in such roles, each of Messrs. Faugno, Perone and Stitt received a one-time payment of $150,000.

Resignation of Dean M. Drako

In December 2005, we entered into a management retention agreement with Dean M. Drako, our former chief executive officer. In July 2012, Mr. Drako resigned from his employment, and in connection with his resignation we entered into a separation agreement and release with him which entitled him to the following:

•	a lump sum payment of $500,000, which represented two times his then-current base salary;

•	a lump sum payment of $625,000, which represents the agreed upon pro rata bonus amount earned and not yet paid plus an additional bonus amount; and

•	a lump sum payment of $25,105, which is equivalent to 12 months of premiums for his COBRA coverage.

In October 2012, Mr. Drako executed a supplemental agreement and release under which he was entitled to the following:

•	a lump sum payment of $1,000,000; and

•	the right to participate in the redemption of common stock from our founders in connection with the Recapitalization.

Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding outstanding equity awards held by our NEOs as of February 28, 2013.

	Grant Date	Option Awards					Stock Awards
Name		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock that Have Not Vested		Market Value of Shares of Stock that Have Not Vested ($)
William D. Jenkins, Jr.	11/01/2012	5,924	88,860	(1)	4.22	10/31/2022	—		—
	11/01/2012	166,576	2,498,640	(1)	4.22	10/31/2022	—		—
	11/01/2012	—	—		—	—	2,587,500	(2)	10,919,250
David Faugno	05/18/2012	—	—		—	—	957,482	(3)	3,594,401
Michael D. Perone	11/01/2012	—	—		—	—	112,500	(4)	474,750
	11/20/2012	7,500	112,500	(5)	4.22	11/19/2022	—		—
Michael D. Hughes	11/30/2009	85,313	13,125	(6)	3.25	10/31/2019	—		—
	07/21/2010	64,583	35,417	(7)	3.54	7/20/2020	—		—
	05/18/2012	56,250	243,750	(8)	4.13	05/17/2012	—		—
Diane C. Honda	11/20/2012	—	150,000	(9)	4.22	11/19/2022	—		—
Dean M. Drako	—	—	—		—	—	—		—
Gordon L. Stitt(10)	05/18/2012	28,125	121,875	(11)	4.13	05/17/2012	—		—

(1)	This option vests, subject to Mr. Jenkins’ continued role as a service provider to us, with respect to 1/16th of the total shares every three months, beginning on the three-month anniversary of November 5, 2012.
(2)	The shares underlying these RSUs vest, subject to Mr. Jenkins’ continued role as a service provider to us, with respect to 1/16th of the total shares every three months, beginning on the three-month anniversary of November 5, 2012.
(3)	The shares underlying these RSUs vest, subject to Mr. Faugno’s continued role as a service provider to us, with respect to 1/48th of the total shares every month, beginning on the one-month anniversary of May 18, 2012.
(4)	The shares underlying these RSUs vest, subject to Mr. Perone’s continued role as a service provider to us, with respect to 1/48th of the total shares every month, beginning on the one-month anniversary of November 5, 2012.
(5)	This option vests, subject to Mr. Perone’s continued role as a service provider to us, with respect to 1/48th of the total shares every month, beginning on the one-month anniversary of November 9, 2012.
(6)	This option vests, subject to Mr. Hughes’ continued role as a service provider to us, with respect to 1/4th of the total shares on the one-year anniversary of November 30, 2009, with 1/48th of the total shares vesting monthly thereafter.
(7)	This option vests, subject to Mr. Hughes’ continued role as a service provider to us, with respect to 1/4th of the total shares on the one-year anniversary of July 21, 2010, with 1/48th of the total shares vesting monthly thereafter.
(8)	This option vests, subject to Mr. Hughes’ continued role as a service provider to us, with respect to 1/48th of the total shares every month, beginning on the one-month anniversary of May 9, 2012.
(9)	This option vests, subject to Ms. Honda’s continued role as a service provider to us, with respect to 1/4th of the total shares on the one-year anniversary of October 8, 2012, with 1/48th of the total shares vesting monthly thereafter.

(10)	All equity awards granted to Mr. Stitt in fiscal 2013 were in connection with his service as a member of our board of directors.
(11)	This option vests, subject to Mr. Stitt’s continued role as a service provider to us, with respect to 1/48th of the total shares every month, beginning on the one-month anniversary of May 9, 2012.

Additionally, in January 2009, we granted Mr. Faugno an RSU award which vested upon the satisfaction of both a service condition satisfied over four years, and a liquidity condition. The liquidity condition required the occurrence of a qualifying event, defined as a change of control transaction or the effective date of an initial public offering. In April 2012, we amended the RSU grant to eliminate the liquidity condition and to accelerate the RSU award in full. Furthermore, in connection with the acceleration, we entered into an indemnification agreement with Mr. Faugno, pursuant to which we agreed to indemnify Mr. Faugno from certain taxes, penalties or interest incurred in connection with the amendment and acceleration of the RSU award.

Employee Benefit Plans

2012 Equity Incentive Plan

Our 2012 Equity Incentive Plan, or our 2012 Plan, was adopted by our board of directors on May 18, 2012 and approved by our stockholders on October 25, 2012. Our 2012 Plan was amended on November 1, 2012 by our board of directors and approved by our stockholders on November 29, 2012 to increase the maximum aggregate number of shares issuable under the 2012 Plan. Our 2012 Plan was further amended on July 26, 2013 by our board of directors and approved by our stockholders on             , with such amendments to become effective on the date of the completion of this offering. Our 2012 Plan permits the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any of our parent and subsidiary corporations’ employees, and the grant of nonstatutory stock options, stock appreciation rights, restricted stock and RSUs to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants. As of May 31, 2013, we had options to purchase 10,726,791 shares of our common stock, with a weighted-average exercise price of $4.17 per share, and 3,508,828 RSUs outstanding under our 2012 Plan.

Authorized Shares. The maximum aggregate number of shares issuable under the 2012 Plan is              shares of our common stock, plus any shares subject to stock options or similar awards granted under our 2004 Stock Plan that expire or terminate without having been exercised in full or are forfeited to or repurchased by us, with the maximum number of shares to be added to the 2012 Plan equal to              shares. The number of shares available for issuance under the 2012 Plan will be increased on the first day of each fiscal year of ours beginning with the 2015 fiscal year, in an amount equal to the least of (i)              shares, (ii) (    %) of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year or (iii) such number of shares determined by our board of directors.

Shares may be authorized, but unissued, or reacquired shares of our common stock. Shares issued pursuant to awards under the 2012 Plan that expire, become unexercisable without being exercised in full, or are forfeited to or repurchased by us due to failure to vest, shares that are surrendered pursuant to an exchange program, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2012 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2012 Plan. With respect to stock appreciation rights, only shares actually issued pursuant to the award cease to be available under the 2012 Plan.

Plan Administration. Our board of directors or one or more committees appointed by our board of directors will administer the 2012 Plan. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the compensation committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Code. To the extent desirable to qualify transactions under the 2012 Plan as exempt under Rule 16b-3 of the Securities Exchange Act of 1934, as amended, the transactions will be structured to satisfy the requirements for exemption under Rule 16b-3.

Subject to the provisions of our 2012 Plan, the administrator has the power to determine the fair market value of a share of our common stock; the employees, directors, and consultants to whom awards may be granted; the number of shares of our common stock to be covered by each award under the 2012 Plan; the forms of award agreements for use under the 2012 Plan; the terms and conditions of an exchange program; and other terms, conditions and restrictions applicable to grants made under the 2012 Plan. The administrator has the power to construe and interpret the terms of the 2012 Plan and awards granted under the 2012 Plan. The administrator has the power to prescribe, amend, and rescind rules and regulations relating to the 2012 Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or qualifying for favorable tax treatment under applicable foreign laws. The administrator may modify or amend each award, including but not limited to the discretionary authority to extend the post-termination exercisability period of awards and to extend the maximum term of an option to the extent prescribed by our 2012 Plan. The administrator may allow you to satisfy withholding tax obligations in a manner prescribed in the 2012 Plan. The administrator has the power to authorize any person to execute on behalf of us any instrument required to effect the grant of an award. The administrator may allow you to defer receipt of payment of cash or delivery of shares of common stock that otherwise would be due to you under an award pursuant to procedures that the administrator determines. The administrator’s decisions are final and binding on all holders of outstanding awards granted under the 2012 Plan.

Stock Options. The administrator may grant incentive and/or nonstatutory stock options under our 2012 Plan, provided that incentive stock options are granted only to our employees or employees of our parent or subsidiary corporations. The exercise price of all options must equal at least the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years. In addition, an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock or the stock of our parent or subsidiary corporations as of immediately before the grant (a “10% holder”) may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, check, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. Subject to the provisions of our 2012 Plan, the administrator determines the remaining terms of the options. After the termination of service of a participant, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her option agreement. However, in no event may an option be exercised later than the expiration of its term. The specific terms of any grant of stock options will be set forth in an award agreement between us and the recipient.

Stock Appreciation Rights. Stock appreciation rights may be granted under our 2012 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the date of grant and the exercise date. Subject to the provisions of our 2012 Plan, the administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our common stock, or a combination thereof, except that the per share base price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant. The specific terms of any grant of stock appreciation rights will be set forth in an award agreement between us and the recipient.

Restricted Stock. Restricted stock may be granted under our 2012 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. Such terms may include, among other things, vesting upon the achievement of specific performance goals determined by the administrator and/or continued service to us. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise.

Shares of restricted stock that do not vest for any reason will be forfeited by the recipient and will revert to us. The specific terms of any grant of restricted stock will be set forth in an award agreement between us and the recipient.

Restricted Stock Units. RSUs may be granted under our 2012 Plan. Each RSU granted is a bookkeeping entry representing an amount equal to the fair market value of one share of our common stock. The administrator determines the vesting criteria in its discretion which, depending on the extent to which they are met, will determine the number of shares to be paid out to the participant. The administrator may set vesting criteria based on achievement of company-wide, divisional, business unit or individual goals (including continued employment or service) applicable federal or state securities laws, or any other basis the administrator determines, in its discretion. After the grant of a RSU award, the administrator, in its sole discretion, may reduce or waive any vesting criteria for such award. The administrator determines in its sole discretion whether an award will be settled in shares, cash or a combination of both. The specific terms of any grant of RSUs will be set forth in an award agreement between us and the recipient.

Non-employee Directors. Our 2012 Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2012 Plan. In connection with this offering, we intend to implement a formal policy pursuant to which our non-employee directors will be eligible to receive equity awards under the 2012 Plan. Our 2012 Plan provides that the number of shares subject to awards granted to a non-employee director in a given fiscal year will not be greater than             , increased to              in the fiscal year of his or her initial service as a non-employee director.

Transferability of Awards. Unless the administrator provides otherwise, awards may not be sold, pledged, assigned, hypothecated, or otherwise transferred in any manner other than by will or by the laws of descent and distribution. In addition, only the recipient of an award may exercise such an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2012 Plan, the administrator will make adjustments to the number and class of shares that may be delivered under the 2012 Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the 2012 Plan.

Merger or Change in Control, Dissolution or Liquidation. Our 2012 Plan provides that in the event of our merger with or into another corporation or other entity or our change in control, as defined under the 2012 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her awards will become fully vested and exercisable, and all performance goals or other vesting requirements will be deemed achieved at 100% of target levels. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable, and all awards will terminate immediately prior to the consummation of such proposed transaction.

Plan Amendment, Termination. The administrator has the authority to amend, suspend or terminate the 2012 Plan provided such action does not impair the existing rights of any participant. Our 2012 Plan will automatically terminate in 2022, unless we terminate it sooner.

2004 Stock Plan

Our board of directors adopted, and our stockholders approved, our 2004 Stock Plan, or 2004 Plan, in November 2004. Our 2004 Plan was terminated in connection with the adoption of our 2012 Plan in May 2012.

Our 2004 Plan provided for the grant of both incentive stock options, which qualify for favorable tax treatment to their recipients under Section 422 of the Code, and nonstatutory stock options, as well as for the issuance of shares of restricted stock. The granting restrictions, exercise price and other terms for incentive stock options and nonstatutory stock options are similar to those under the 2012 Plan. In the event of a “change in control,” as defined in our 2004 Plan, our 2004 Plan provides that, unless the applicable option agreement provides otherwise, options held by current employees, directors and consultants will vest in full and become immediately exercisable if they are not assumed or substituted. As of May 31, 2013, we had options to purchase 4,453,917 shares of our common stock, with a weighted-average exercise price of $2.70 per share, outstanding under our 2004 Plan.

SignNow 2011 Equity Incentive Plan

The SignNow, Inc. 2011 Equity Incentive Plan, or the SignNow Plan, was assumed by us in connection with our acquisition of SignNow, Inc. in April 2013. The SignNow Plan provides that, in the event of a “corporate transaction,” as defined in the SignNow Plan, each outstanding award will be treated as the administrator determines. The other terms of this plan are similar to those of our 2004 Plan. The SignNow plan permitted the grant of incentive stock options, nonstatutory stock options and restricted stock. No further awards will be granted under the SignNow Plan but any options outstanding under the SignNow Plan remain subject to the terms of the SignNow Plan. As of May 31, 2013, we had options to purchase 174,574 shares of our common stock, with a weighted-average exercise price of $0.50 per share, outstanding under the SignNow Plan.

Purewire, Inc. 2008 Stock Incentive Plan

The Purewire, Inc. 2008 Stock Incentive Plan, or the Purewire Plan, was assumed by us in connection with our acquisition of Purewire, Inc. in October 2009. The terms of this plan are similar to those of our 2004 Plan, except that the Purewire plan also permitted the grant of stock appreciation rights and other stock-based awards. The Purewire Plan was terminated in October 2009, but any stock options and stock appreciation rights outstanding under the Purewire Plan remain subject to the terms of the Purewire Plan. As of May 31, 2013, we had options to purchase 16,390 shares of our common stock, with a weighted-average exercise price of $0.11 per share, outstanding under the Purewire Plan.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual Code limits. We contribute a certain percentage of matching funds up to a limit of 1.25% (with a maximum payment of $1,000) or, if we meet certain performance objectives, up to a limit of 2.5% (with a maximum payment of $2,000). Employees’ pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements and indemnification arrangements, discussed, when required, above in the sections titled “Management” and “Executive Compensation” and the registration rights described below in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2010, below, and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers, or stockholders who own greater than 5% of our outstanding capital stock and their affiliates had or will have a direct or indirect material interest.

Recapitalization Transaction

In October 2012, we completed our Recapitalization pursuant to a recapitalization agreement entered into with certain entities affiliated with Francisco Partners and Sequoia Capital, our existing investors, and our founders, Dean M. Drako, Michael D. Perone and Zachary S. Levow. Pursuant to the recapitalization agreement, we (i) declared $130.0 million of cash dividends, (ii) issued and sold 22,727,913 shares of our Series B redeemable convertible preferred stock to entities affiliated with Francisco Partners and Sequoia Capital at a price per share of approximately $5.62, for an aggregate purchase price of $127.5 million and (iii) repurchased 22,727,913 shares of the our common stock from our founders and their affiliates at a price per share of approximately $5.62, for an aggregate repurchase price of $127.5 million. In December 2012, in lieu of dividends, we paid an aggregate of $2.8 million in bonus payments to our employees who held fully vested options to purchase our common stock at the time of the Recapitalization.

Dividend

In connection with the Recapitalization, we declared $130.0 million of cash dividends and distributed them to holders of our capital stock. The following directors, executive officers and greater than 5% stockholders, and their affiliates, received the approximate dividends payments listed below:

Directors, Executive Officers and 5% Stockholders (or Affiliates)	Total Dividend Received
Jeffry and Teri Allen Revocable Trust	$530,479
Gordon L. Stitt	143,423
Dean M. Drako(1)	30,610,369
David Faugno	1,946,353
Zachary S. Levow(2)	26,813,377
Michael D. Perone(3)	26,813,377
Entities Affiliated with Francisco Partners	21,315,062
Entities Affiliated with Sequoia	14,722,329

(1)	Includes dividend payments to Mr. Drako, the Dean M. Drako Living Trust and Mr. Drako’s mother.
(2)	Includes dividend payments to Mr. Levow, the 2010 A Trust 1, The 2010 A Trust 2 and Mr. Levow’s spouse.
(3)	Includes dividend payments to Mr. Perone, the 2010 Three Year Plan 3 Trust, the 2010 Four Year Plan 3 Trust, the 2010 Three Year Plan 9 Trust, the 2010 Four Year Plan 9 Trust and Mr. Perone’s spouse.

Preferred Stock Financing

In connection with the Recapitalization, and immediately following the payment of the dividend, we issued and sold an aggregate of 22,727,913 shares of our Series B redeemable convertible preferred stock at a per share purchase price of approximately $5.62, for an aggregate purchase price of $127.5 million. The participants in our preferred stock financing were entities affiliated with Francisco Partners and Sequoia Capital. David R. Golob, a member of our board of directors, is a partner at Francisco Partners and James J. Goetz, a member of our board of directors, is a managing member of Sequoia Capital. The following table presents the number of shares and the total purchase price paid by these entities:

Investors	Shares of Preferred Stock	Total Purchase Price
Francisco Partners III, L.P.	14,048,028	$78,834,478
Francisco Partners Parallel Fund III, L.P.	156,918	880,590
Sequoia Capital Growth III Principals Fund	92,157	517,165
Sequoia Capital Growth Partners III	20,410	114,536
Sequoia Capital Growth Fund III	7,754,534	43,516,758
Sequoia Capital Franchise Partners	78,704	441,670
Sequoia Capital Franchise Fund	577,162	3,238,908

Redemption of Common Stock

In connection with the Recapitalization and immediately following the preferred stock financing, we redeemed 22,727,913 shares of our common stock from our founders and their affiliates at a per share purchase price of approximately $5.62, for an aggregate repurchase price of $127.5 million. In connection with this repurchase, the following of our directors, executive officers and greater than 5% stockholders, and their affiliates, received the payments listed below:

Directors, Executive Officers and 5% Stockholders (or Affiliates)	Shares of Common Stock	Total Repurchase Price
Dean M. Drako	2,250,000	$12,626,511
Dean M. Drako Living Trust	2,250,000	12,626,511
Michael D. Perone	1,402,147	7,868,544
Zachary S. Levow	15,378,794	86,302,447
The Zach Levow 2010 Grantor Retained Annuity Trust	723,486	4,060,046
The Holly Levow 2010 Grantor Retained Annuity Trust	723,486	4,060,046

Loans to Executive Officers

In April 2012, we entered into a promissory note with David Faugno, our chief financial officer and vice president, under which we loaned Mr. Faugno approximately $1.7 million, at an interest rate per annum of 1.15%. The loan was secured against approximately all of Mr. Faugno’s outstanding shares of our common stock. We extended the loan to Mr. Faugno to allow him to meet certain tax obligations associated with the exercise of options to purchase our common stock and the vesting of RSUs. In April 2013, the promissory note was amended to loan an additional $235,000 to Mr. Faugno on the same terms and subject to the same security interest as described above. As of May 31, 2013, the outstanding balance of the loan was approximately $1.97 million, including principal of $1.94 million and accrued interest of $26,000. The loan was repaid in full by Mr. Faugno in July 2013, including all accrued interest.

Investors’ Rights Agreement

We are party to an Amended and Restated Investors’ Rights Agreement, or IRA, dated October 3, 2012, with our founders and their affiliates and the entities affiliated with Francisco Partners and Sequoia Capital who hold shares of our redeemable convertible preferred stock, which provides, among other things, that the holders of our redeemable convertible preferred stock have certain rights relating to the registration of their shares of common stock upon conversion of their redeemable convertible preferred stock. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

Right of First Refusal

Pursuant to our current bylaws, certain of our equity compensation plans and certain agreements with our stockholders, including a right of first refusal and co-sale agreement, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell to other parties. This right will terminate upon the completion of this offering. Since January 1, 2010, we have waived or assigned our right of first refusal in connection with the sale of certain shares of our capital stock by certain of our executive officers.

Offer Letter Agreements

In addition to the offer letter agreements with William D. Jenkins, Jr., David Faugno, Michael D. Perone, Michael D. Hughes and Diane C. Honda discussed in the section titled “Executive Compensation—Executive Employment Arrangements,” we have entered into offer letter agreements with the following individual:

Zachary S. Levow

In July 2013, we entered into an offer letter agreement with Mr. Levow, our co-founder, executive vice president and chief technology officer, which superseded all prior employment letter agreements he had with us. The offer letter agreement has no specific term and constitutes at-will employment. The offer letter agreement provides Mr. Levow with an annual base salary of $250,000 and an opportunity to earn an annual incentive bonus of up to 100% of his base salary. Mr. Levow received $250,000 in salary and a $250,000 discretionary bonus in fiscal 2013. The bonus was paid pursuant to discretionary bonus arrangements set forth in his agreement.

Mr. Levow’s offer letter agreement further provides that upon a termination of his employment other than for cause (as such term is defined in the offer letter agreement) (including, if the termination is a result of death or disability) or a resignation for good reason (as such term is defined in the offer letter agreement), then Mr. Levow will be eligible to receive the following separation benefits, subject to him timely executing and not revoking a release of claims in a form acceptable to us:

•	continued payment of severance at a rate equal to his base salary and target bonus as then in effect for a period of 12 months;

•	payment by us for up to 12 months of COBRA premiums to continue health insurance coverage for him and his eligible dependents; and

•

accelerated vesting of outstanding equity awards that would have vested had he remained employed with us for an additional 12 months (or the greater of (x) 50% of the number of unvested shares subject to his then outstanding equity awards or (y) 12 months, in the event if the termination or resignation occurs within the 18 months following a change in control (as such term is defined in the offer letter agreement)).

Other Transactions

In April 2012, we entered into an indemnification agreement with David Faugno in connection with the amendment and acceleration of an RSU grant to eliminate the liquidity condition and to accelerate the RSU award in full. See the narrative discussion in the section titled “Executive Compensation—Outstanding Equity Awards at Fiscal Year End” for additional information.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we will have entered into an indemnification agreement with each of our officers and directors prior to the completion of this offering. In addition, we plan to enter into indemnification agreements with each of our other directors, as well as our officers before the completion of this offering. These agreements will provide for the indemnification of our directors, officers and some employees for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, the audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. Our audit committee charter will provide that the audit committee shall review and approve or disapprove any related party transactions. As of the date of this prospectus, we have not adopted any formal standards, policies or procedures governing the review and approval of related-party transactions, but we expect that our audit committee will do so in the future.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of May 31, 2013, after giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares common stock, and as adjusted to reflect the sale of common stock in this offering, for:

•	each of our current named executive officers;

•	each of our current directors;

•	all of our current directors and executive officers as a group;

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock; and

•	each selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, to our knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership prior to this offering is based on 137,267,637 shares of common stock outstanding at May 31, 2013, after giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to equity awards held by the person that are currently exercisable or exercisable within 60 days of May 31, 2013. We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Barracuda Networks, Inc., 3175 S. Winchester Blvd., Campbell, CA 95008.

Name of Beneficial Owner	Beneficial Ownership Prior to this Offering		Number of Shares Being Offered in the Offering	Beneficial Ownership After this Offering
	Number	Percent		Number	Percent
Named Executive Officers and Directors:
William D. Jenkins, Jr.(1)	535,193	*
David Faugno(2)	2,206,166	1.6
Michael D. Perone(3)	26,680,797	19.4
Dean M. Drako(4)	27,439,053	20.0
Michael D. Hughes(5)	258,750	*
Diane C. Honda	—	—
Gordon L. Stitt(6)	43,750	*
Jeffry R. Allen(7)	598,555	*
David R. Golob(8)	36,497,442	26.6
James J. Goetz(9)	23,920,410	17.4
Zachary S. Levow(10)	11,257,178	8.2
All directors and executive officers as a group (11 Persons)(11)	129,437,294	93.8

5% Stockholders:
Entities Affiliated with Francisco Partners(12)	36,497,422	26.6
Entities Affiliated with Sequoia Capital(13)	23,920,410	17.4

Selling Stockholders:

*	Represents beneficial ownership of less than one percent (1%).

(1)	Consists of (i) 190,193 shares held by Mr. Jenkins and (ii) 345,000 shares issuable upon the exercise of outstanding equity awards exercisable within 60 days of May 31, 2013.
(2)	Consists of (i) 1,157,066 shares held by Mr. Faugno, (ii) 250,000 shares held by the Drop Trust 2012 Two Year Annuity Trust, of which Mr. Faugno is a grantor and a trustee, (iii) 250,000 shares held by the Drop Trust 2012 Three Year Annuity Trust, of which Mr. Faugno is a grantor and a trustee (iv) 250,000 shares held by the Rock Trust 2012 Two Year Annuity Trust, under which Mr. Faugno is a grantor and a trustee, (v) 250,000 shares held by the Rock Trust 2012 Three Year Annuity Trust, under which Mr. Faugno is a grantor and a trustee, and (vi) 49,100 shares issuable upon the exercise of outstanding equity awards exercisable within 60 days of May 31, 2013.
(3)	Consists of (i) 15,429,433 shares held by Mr. Perone, (ii) 361,583 shares held by Michelle Perone, Mr. Perone’s spouse, (iii) 1,210,799 shares held by the 2010 Four Year Plan 3 Trust, of which Mr. Perone is a grantor and a trustee, (iv) 1,231,912 shares held by the 2010 Three Year Plan 3 Trust, of which Mr. Perone is a grantor and a trustee, (v) 1,210,799 shares held by the 2010 Four Year Plan 9 Trust, of which Mr. Perone is a grantor and a trustee, (vi) 1,231,912 shares held by the 2010 Three Year Plan 9 Trust, of which Mr. Perone is a grantor and a trustee, (vii) 1,979,359 shares held by Perone 2012 Irrevocable Trust, of which Mr. Perone is a grantor and a trustee, (viii) 4,000,000 shares held by Consulting2 LLC, of which Mr. Perone is the managing member, and (ix) 25,000 shares issuable upon the exercise of outstanding equity awards exercisable within 60 days of May 31, 2013.
(4)	Consists of (i) 12,279,524 shares held by the Drako Trust F, of which Mr. Drako is a grantor and a trustee, (ii) 6,904,595 shares held by the DD Investment Management Trust A, of which Mr. Drako is a grantor and a trustee, (iii) 7,184,934 shares held by the Dean M. Drako Living Trust, of which Mr. Drako is a grantor and a trustee, (iv) 720,000 shares held by the DD Investment Trust B, of which Mr. Drako is a grantor and a trustee, and (v) 350,000 shares held by the DD Investment Trust A, of which Mr. Drako is a grantor and a trustee.
(5)	Consists of 258,750 shares issuable upon the exercise of outstanding equity awards exercisable within 60 days of May 31, 2013.
(6)	Consists of 43,750 shares issuable upon the exercise of outstanding equity awards exercisable within 60 days of May 31, 2013.
(7)	Consists of (i) 554,805 shares held by the Jeffry R. & Teri Allen TTEES The Jeffry & Terri Allen REV TRT DTD 1/29/02, of which Mr. Allen is a grantor and trustee and (ii) 43,750 shares issuable upon the exercise of outstanding equity awards exercisable within 60 days of May 31, 2013.
(8)	Consists of the shares listed in footnote 12 below, which are held by entities affiliated with Francisco Partners.
(9)	Consists of the shares listed in footnote 13 below, which are held by entities affiliated with Sequoia Capital.
(10)	Consists of (i) 9,986,558 shares held by Mr. Levow, (ii) 307,408 shares held by Holly Levow, Mr. Levow’s spouse, (iii) 469,106 shares held by The 2010 A Trust 1, of which Mr. Levow is a grantor and a trustee, (iv) 469,106 shares held by The 2010 A Trust 2, of which Mr. Levow is a grantor and a trustee, and (v) 25,000 shares issuable upon the exercise of outstanding equity awards exercisable within 60 days of May 31, 2013.
(11)	Consists of (i) 128,646,944 shares beneficially owned by our current executive officers and directors and (ii) 790,350 shares issuable upon exercise of outstanding equity awards exercisable within 60 days of May 31, 2013.
(12)	Consists of (i) 16,283 shares held by FP Annual Fund Investors, LLC (“FPAFI”), (ii) 22,167,059 shares held by Francisco Partners, L.P. (“FP I”), (iii) 109,154 shares held by Francisco Partners Fund A, L.P. (“FPFA”), (iv) 14,048,028 shares held by Francisco Partners III, L.P. (“FP III”) and (v) 156,918 shares held by Francisco Partners Parallel Fund III, L.P. (“FPPF III,” and collectively with FPAFI, FP I, FPFA and FP III, the “Francisco Funds”). Francisco Partners GP, LLC is the general partner of FP I and FPFA. Francisco Partners Management, LP is the manager of FPAFI. Francisco Partners GP III, L.P. is the general partner of FP III and FPPF III. With respect to the shares of our capital stock held by the Francisco Funds, a group of persons currently composed of David R. Golob, Dipanjan Deb, Keith Geeslin and Ezra Perlman exercises voting and investment power over the shares beneficially owned by the Francisco Funds. Each of Messrs. Golob, Deb, Geeslin and Perlman disclaims beneficial ownership of the shares held by the Francisco Funds, except to the extent of any respective pecuniary interest therein. The address of each of the entities listed above is One Letterman Drive, Building C, Suite 410, San Francisco, CA 94129.
(13)	Consists of (i) 540,629 shares held of record by Sequoia Capital Franchise Partners, L.P., (ii) 3,964,600 shares held of record by Sequoia Capital Franchise Fund, L.P., (iii) 18,641,936 shares held of record by Sequoia Capital Growth Fund III, L.P., (iv) 140,203 shares held of record by Sequoia Capital Growth Partners III, L.P. and (v) 633,042 shares held of record by Sequoia Capital Growth III Principals Fund, LLC. SCFF Management, LLC is the general partner of each of Sequoia Capital Franchise Fund, L.P. and Sequoia Capital Franchise Partners, L.P. The managing members of SCFF Management, LLC are Douglas Leone, Michael Moritz, Michael Goguen and Mark Stevens. As a result, and by virtue of the relationships described in this footnote, each of the managing members of SCFF Management, LLC may be deemed to share beneficial ownership of the shares held by Sequoia Capital Franchise Fund, L.P. and Sequoia Capital Franchise Partners, L.P. Such individuals expressly disclaim any such beneficial ownership. SCGF III Management, LLC is the general partner of Sequoia Capital Growth Fund III, L.P. and Sequoia Capital Growth Partners III, L.P. and is the managing member of Sequoia Capital Growth III Principals Fund, LLC. The managing members of SCGF III Management, LLC are Roelof Botha, J. Scott Carter, James J. Goetz, Michael Goguen, Douglas Leone and Michael Moritz. As a result, and by virtue of the relationships described in this footnote, each of the managing members of SCGF III Management, LLC may be deemed to share beneficial ownership of the shares held by Sequoia Capital Growth Fund III, L.P., Sequoia Capital Growth Partners III, L.P. and Sequoia Capital Growth III Principals Fund, LLC. Such individuals expressly disclaim any such beneficial ownership. The address of each of the entities identified in this footnote is 3000 Sand Hill Road, Suite 4-250, Menlo Park, California 94025.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. For a complete description of our capital stock, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and IRA, which are or will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Immediately prior to the completion of this offering, our authorized capital stock will consist of              shares of common stock, $0.001 par value per share, and              shares of undesignated preferred stock, $0.001 par value per share. Our board of directors is authorized, without stockholder approval, except as required by the listing standards of the             , to issue additional shares of our capital stock.

As of May 31, 2013, we had outstanding 137,267,637 shares of common stock, held by approximately 224 stockholders of record, and no shares of preferred stock, assuming the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into common stock effective immediately prior to the completion of this offering.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. In addition, the terms of our credit facility currently prohibits us from paying cash dividends on our common stock. See the section titled “Dividend Policy” for additional information.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Equity Awards

As of May 31, 2013, there were 15,371,672 outstanding options to purchase shares of common stock pursuant to our equity plans, with a weighted average exercise price of $3.70 per share, and 3,508,828 shares of common stock issuable upon the vesting of outstanding RSUs.

Registration Rights

After the completion of this offering, the holders of up to approximately 118,205,694 shares of our common stock (assuming the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock upon the completion of this offering) will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our IRA and are described in additional detail below. We, along with our founders, and their assigns, and the holders of our redeemable convertible preferred stock are parties to the IRA. We entered into the IRA in connection with the Recapitalization in October 2012. These registration rights will expire (i) five years following the completion of this offering or (ii) with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act in any 90-day period. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with the completion of this offering, each stockholder that has registration rights agreed not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. See the section titled “Underwriters” for additional information.

Demand Registration Rights

Six months after the completion of this offering, the holders of at least 20% of the shares entitled to registration rights then outstanding can request that we register the offer and sale of their shares, provided that such registration of shares would result in an anticipated aggregate offering price to the public of at least $80 million. If we determine that it would be seriously detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Piggyback Registration Rights

If we propose to register the offer and sale of any of our securities under the Securities Act, in connection with the public offering of such securities, our stockholders with registration rights will be entitled to certain

“piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to a company stock plan and a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of our common stock, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

S-3 Registration Rights

Our stockholders with registration rights may make a written request that we register the offer and sale of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated aggregate offering price of at least $10 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years of the date on which it is sought to be determined whether such person is an “interested stockholder,” did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

•

Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•

Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board of Directors” for additional information.

•

Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or our president, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws will not provide for cumulative voting.

•

Amendment of Charter Provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least two-thirds of our then outstanding common stock.

•

Issuance of Undesignated Preferred Stock. Our board of directors will have the authority, without further action by the stockholders, to issue up to              shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

•

Choice of Forum. Our amended and restated certificate of incorporation will provide that a state or federal court located within the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty by any director, officer or other employee, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, or any action asserting a claim against us that is governed by the internal affairs doctrine.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be                                       . The transfer agent’s address is             , and its telephone number is             .

Exchange Listing

We intend to apply to list our common stock on the              under the symbol “CUDA”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, and after giving effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock which will occur upon the completion of this offering, based on the number of shares of our capital stock outstanding as of May 31, 2013, we will have a total of              shares of our common stock outstanding. Of these outstanding shares, all of the shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, holders of substantially all of our equity securities are subject to market stand-offs or have entered into or will enter into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements and the provisions of our IRA described above under “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of             , shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares of common stock sold in this offering will be immediately available for sale in the public market;

•

beginning 181 days after the date of this prospectus,              additional shares of common stock will become eligible for sale in the public market, of which              shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•

the remainder of the shares of common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. However, all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Lock-Up Agreements and Market Stand-Off Provisions

We, the selling stockholders, all of our directors and officers, and the holders of substantially all of our common stock, or securities exercisable for or convertible into our common stock outstanding immediately prior to this offering have previously entered into market stand-off agreements with us or have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described in these first two bullets is to be settled by delivery of common stock or such other securities, in cash or otherwise; or

•

in our case, file any registration statement with the Securities and Exchange Commission relating to the offering of and, in the case of a security holder, make any demand for or exercise any right with respect to, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. This agreement is subject to certain exceptions as set forth in the section entitled “Underwriters.”

Registration Rights

On the date beginning 180 days after the date of this prospectus, our stockholders with registration rights, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

Registration Statements on Form S-8

Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under our 2012 Plan, 2004 Plan, SignNow Plan and Purewire Plan. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements and subject to vesting of such shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings, and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	persons subject to the alternative minimum tax or the Medicare contribution tax on net investment income;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership, and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder other than:

•	an individual citizen or resident of the United States (for tax purposes);

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

We do not anticipate making any distributions on our common stock following the completion of this offering. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, such dividends that are attributable to a permanent establishment maintained by you in the U.S.), are includible in your gross income in the taxable year received, and are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses for the year. You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund, or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Accounts

A U.S. federal withholding tax of 30% may apply to dividends and the gross proceeds of a sale or other disposition of our common stock paid to a “foreign financial institution” (as specially defined under applicable rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). A U.S. federal withholding tax of 30% will also generally apply to dividends and the gross proceeds of a sale or other disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. These withholding obligations with respect to payments of dividends on our common stock will not begin until July 1, 2014 and with respect to payments of the gross proceeds of a sale or other disposition of our common stock will not begin until January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of these rules on their investment in our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Merrill Lynch, Pierce Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
William Blair & Company, L.L.C.
Lazard Capital Markets LLC.
Pacific Crest Securities LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         a share under the initial public offering price. Any underwriter may allow a concession not in excess of $         a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional shares of common stock at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional             shares of our common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions paid by:
Us
The selling stockholders
Proceeds, before expenses, to us
Proceeds, before expenses, to selling stockholders

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $         million, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common stock.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to have our common stock quoted on             under the trading symbol “CUDA”.

We, the selling stockholders, all of our directors and officers, and the holders of substantially all of our common stock, or securities exercisable for or convertible into our common stock outstanding immediately prior to this offering have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus.

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or other securities convertible into or exercisable or exchangeable for common stock;

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in these first two bullets is to be settled by delivery of common stock or such other securities, in cash or otherwise; or

•

in our case, file any registration statement with the SEC relating to the offering of and, in the case of a security holder, make any demand for or exercise any right with respect to, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock.

The foregoing may be waived by Morgan Stanley & Co. LLC in its sole discretion, in whole or in part, at any time with or without notice. The restrictions described in the immediately preceding paragraph shall not apply to:

•	sales and transfers of shares of common stock pursuant to the underwriting agreement;

•

transfers by a security holder of shares of common stock or any security convertible into or exercisable or exchangeable for common stock (i) to immediate family member of a security holder or to a trust, or other entity formed for estate planning purposes, formed for the direct or indirect benefit of an immediate family member, (ii) by bona fide gift, will or intestacy, (iii) if a security holder is a corporation, partnership or other business entity (A) to another corporation, partnership or other entity that controls, is controlled by or is under common control with such security holder or (B) as part of a disposition, transfer or distribution by such security holder to its limited partners or equity holders or (iv) if a security holder is a trust, to a trustor or beneficiary of the trust, provided that in the case of any such transfer or distribution, (1) each transferee, trustee, donee or distributee shall sign and deliver a lock up agreement for the balance of the 180-day restricted period, (2) such transfer shall not involve a disposition of value, (3) in the case of any transfer or distribution pursuant clauses (i), (ii) or (iv) above, no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock shall be voluntarily made during the 180-day restricted period and if a security holder is required to file a report under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock during the 180-day restricted period, the security holder shall include a statement in such report to the effect that such transfer is not a transfer for value and (4) in the case of any transfer or distribution pursuant to clause (iii) above, no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the 180-day restricted period;

•

transfers by a security holder of shares of common stock or any securities convertible into common stock to us upon a vesting event of our securities or upon the exercise of options or warrants to purchase our securities, in each case on a “cashless” or “net exercise” basis or to cover tax withholding obligations of the security holder in connection with such vesting or exercise, provided if the security holder is required to file a report under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock during the 180-day restricted period, the security holder shall include a statement in such report to the effect that the purpose of such transfer was to cover tax withholding obligations of the security holder in connection with such vesting or exercise;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the 180-day restricted period and to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of a security holder or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the 180-day restricted period;

•

transfers by a security holder of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to us, pursuant to agreements under which we have the option to repurchase such shares upon termination of service of a security holder;

•	the conversion of our outstanding preferred stock into shares of our common stock, provided that such shares of common stock remain subject to the restrictions described above;

•

transfers by a security holder of shares of common stock or any security convertible into or exercisable or exchangeable for common stock that occurs by operation of law, such as pursuant to a domestic order or in connection with a divorce settlement; provided that (i) such shares of common stock or securities remain subject to the restrictions described above, and (ii) if the security holder is required to file a report under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock during the 180-day restricted period, the security holder shall include a statement in such report to the effect that such transfer occurred by operation of law, such as pursuant to a domestic order or in connection with a divorce settlement;

•	the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion or vesting of a security outstanding on the date hereof;

•

the issuance and grant by us of options, restricted stock, restricted stock units or other stock-based compensation pursuant to equity compensation plans in existence on the date of this prospectus and, in each case, described herein; provided that any recipients thereof enter into lock-up agreements with respect to the remaining 180-day restricted period or, in the case of the issuance of options, such options do not become exercisable during the 180-day restricted period;

•

the sale or issuance of or entry into an agreement to sell or issue shares of common stock or securities convertible into or exercisable for common stock in connection with any (i) mergers, (ii) acquisition of securities, businesses, property, technologies or other assets, (iii) joint ventures, (iv) strategic alliances, commercial relationships or other collaborations, (v) equipment leasing arrangements (vi) debt financing or (vii) the assumption of employee benefit plans in connection with mergers or acquisitions; provided, that the aggregate number of shares of common stock or securities convertible into or exercisable for common stock (on an as-converted or as-exercised basis, as the case may be) that we may sell or issue or agree to sell or issue shall not exceed         % of the total number of shares of our common stock issued and outstanding immediately following the completion of the transactions (determined on a fully-diluted basis and as adjusted for stock splits, stock dividends and other similar events after the date of this prospectus); and provided further, that each recipient of shares of common stock or securities convertible into or exercisable for common stock shall execute a lock-up agreement with respect to the remaining 180-day restricted period; and

•

the filing of one or more registration statements with the Securities and Exchange Commission on Form S-8 with respect to shares of common stock issued or issuable under any equity compensation plan in effect on the date of this prospectus.

In order to facilitate our initial public offering of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in our initial public offering. In addition, to stabilize the price of common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of common stock. These activities may raise or maintain the market price of common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

We, the selling stockholders and the several underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in our initial public offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. During 2012, Morgan Stanley & Co. LLC provided financial advisory services to us in connection with the Recapitalization for which it received a customary fee.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments (directly, as collateral securing other obligations or otherwise). The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In the ordinary course of business, we have sold, and may in the future sell, products or services to one or more of the underwriters or their respective affiliates in arms-length transactions on market competitive terms.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Pricing of the Offering

Prior to our initial public offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us, the selling stockholders and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market for the shares will develop, or that after the offering the shares will trade in the public market at or above the initial public offering price.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of securities to the public in that Member State, except that it may, with effect from and including such date, make an offer of securities to the public in that Member State:

•	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

at any time to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of securities to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571 Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the

SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or the FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of common stock being offered by this prospectus. The underwriters have been represented by Fenwick & West LLP, Mountain View, California.

EXPERTS

The consolidated financial statements of Barracuda Networks, Inc. at February 29, 2012 and February 28, 2013, and for each of the three years in the period ended February 28, 2013, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.barracuda.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

BARRACUDA NETWORKS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Barracuda Networks, Inc.

We have audited the accompanying consolidated balance sheets of Barracuda Networks, Inc. as of February 29, 2012 and February 28, 2013, and the related consolidated statements of operations, comprehensive income (loss), redeemable convertible preferred stock and stockholders’ deficit and cash flows for each of the three years in the period ended February 28, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Barracuda Networks, Inc. at February 29, 2012 and February 28, 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 28, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Jose, California

July 29, 2013

BARRACUDA NETWORKS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	February 28/29,		May 31,	Pro forma Stockholders’ Equity as of May 31, 2013
	2012	2013	2013
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$126,507	$30,095	$20,531
Marketable securities	2,276	1,550	1,422
Accounts receivable, net of allowance for doubtful accounts of $1,339, $1,252 and $1,287 (unaudited) as of February 29, 2012, February 28, 2013 and May 31, 2013, respectively	22,536	24,066	25,369
Inventories	5,416	5,138	5,501
Prepaid income taxes	2,157	1,120	3,535
Deferred costs	14,034	20,119	21,535
Deferred income taxes	30,794	26,158	26,157
Other current assets	2,904	3,216	3,690

Total current assets	206,624	111,462	107,740

Property and equipment	15,184	16,972	17,816
Deferred costs, noncurrent	15,220	19,351	21,021
Deferred income taxes, noncurrent	3,184	21,065	20,376
Other noncurrent assets	1,660	1,637	1,783
Intangible assets, net	13,597	7,983	12,198
Goodwill	28,430	33,778	35,615

Total assets	$283,899	$212,248	$216,549

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$9,566	$12,756	$9,298
Accrued payroll and related benefits	9,665	9,967	8,836
Other accrued liabilities	4,076	9,925	6,311
Deferred revenue	121,928	146,257	151,900
Deferred income taxes	—	132	132
Note payable	209	222	226

Total current liabilities	145,444	179,259	176,703
Long-term liabilities:
Deferred revenue, noncurrent	95,281	114,986	122,544
Deferred income taxes, non current	979	660	658
Note payable, noncurrent	5,086	4,872	4,812
Other long-term liabilities	4,682	4,537	4,556

Commitments and contingencies

Redeemable convertible preferred stock:
$0.001 par value; 31,500,000 shares authorized as of February 29, 2012; 52,878,666 shares authorized as of February 28, 2013 and May 31, 2013 (unaudited); 31,150,753 shares issued and outstanding as of February 29, 2012; 52,878,666 shares issued and outstanding as of February 28, 2013 and May 31, 2013 (unaudited); aggregate liquidation preference of $219,430 as of February 28, 2013 and May 31, 2013 (unaudited); no shares issued and outstanding pro forma (unaudited)	40,010	167,554	167,554	$—

Stockholders’ deficit:
Common stock, $0.001 par value; 160,000,000 shares authorized; 101,427,783, 84,272,820, 84,388,971 and 137,267,637 shares issued and outstanding as of February 29, 2012, February 28, 2013, May 31, 2013 (unaudited) and pro forma (unaudited), respectively (including 54,760 shares subject to repurchase at February 29, 2012 and no shares subject to repurchase at February 28, 2013 and May 31, 2013)	101	84	84	137
Additional paid-in capital	13,378	23,024	25,311	192,812
Accumulated other comprehensive loss	(521)	(1,112)	(1,494)	(1,494)
Accumulated deficit	(19,219)	(279,131)	(281,535)	(281,535)

Total stockholders’ deficit controlling interest	(6,261)	(257,135)	(257,634)	(90,080)
Total stockholders’ deficit noncontrolling interest	(1,322)	(2,485)	(2,644)	(2,644)

Total stockholders’ deficit	(7,583)	(259,620)	(260,278)	$(92,724)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$283,899	$212,248	$216,549

See accompanying notes.

BARRACUDA NETWORKS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended February 28/29,			Three Months Ended May 31,
	2011	2012	2013	2012	2013
				(unaudited)
Revenue:
Appliance	$52,477	$43,258	$59,528	$13,318	$17,503
Subscription	89,655	117,662	139,403	32,691	38,774

Total revenue:	142,132	160,920	198,931	46,009	56,277
Cost of revenue	31,972	34,966	45,088	10,274	13,074

Gross profit	110,160	125,954	153,843	35,735	43,203

Operating expenses:
Research and development	23,979	27,824	35,167	7,656	10,842
Sales and marketing	69,963	84,885	102,329	24,027	28,836
General and administrative	13,021	14,428	28,777	6,420	6,678

Total operating expenses	106,963	127,137	166,273	38,103	46,356

Income (loss) from operations	3,197	(1,183)	(12,430)	(2,368)	(3,153)
Other income (expense), net	282	476	(839)	(1,074)	(457)

Income (loss) before income taxes and noncontrolling interest	3,479	(707)	(13,269)	(3,442)	(3,610)
Provision (benefit) for income taxes	1,136	(453)	(5,084)	(902)	(1,047)

Consolidated net income (loss)	2,343	(254)	(8,185)	(2,540)	(2,563)
Net loss attributable to noncontrolling interest	620	859	794	206	159

Net income (loss) attributable to Barracuda Networks, Inc.	$2,963	$605	$(7,391)	$(2,334)	$(2,404)

Net income (loss) attributable to common stockholders (Note 1)	$2,281	$466	$(9,203)	$(2,334)	$(2,404)

Net income (loss) per share attributable to common stockholders:
Basic	$0.02	$0.00	$(0.10)	$(0.02)	$(0.03)

Diluted	$0.02	$0.00	$(0.10)	$(0.02)	$(0.03)

Weighted-average shares used to compute net income (loss) per share attributable to common stockholders:
Basic	100,890	101,488	96,094	101,385	84,301

Diluted	134,943	136,066	96,094	101,385	84,301

Pro forma net loss per share attributable to common stockholders:
Basic and diluted			$(0.05)		$(0.02)

Pro forma weighted-average shares outstanding used to compute net loss per share attributable to common stockholders:
Basic and diluted			135,461		137,180

See accompanying notes.

BARRACUDA NETWORKS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Year Ended February 28/29,			Three Months Ended May 31,
	2011	2012	2013	2012	2013
				(unaudited)
Net income (loss) attributable to Barracuda Networks, Inc.	$2,963	$605	$(7,391)	$(2,334)	$(2,404)
Other comprehensive income, net of tax:
Change in net foreign currency translation adjustment	411	(85)	(511)	(958)	(315)
Available-for-sale investments:
Change in net unrealized gains (losses) (net of tax effect of $80, $519, $40, $484, $41)	130	(846)	(66)	(790)	(67)
Less: reclassification adjustment for net (gains) losses included in net income (net of tax effect of $0, $328, $8, $0, $0)	—	528	(14)	—	—

Net change	130	(318)	(80)	(790)	(67)

Other comprehensive income (loss)	541	(403)	(591)	(1,748)	(382)

Comprehensive income (loss) attributable to Barracuda Networks, Inc.	$3,504	$202	$(7,982)	$(4,082)	$(2,786)

See accompanying notes.

BARRACUDA NETWORKS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share data)

			Stockholders’ Deficit
	Series A Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit Controlling Interest	Total Stockholders’ Deficit Noncontrolling Interest	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at February 28, 2010	30,150,753	$40,010	100,679,549	$101	$10,421	$(659)	$(22,787)	$(12,924)	$2,242	$(10,682)
Issuance of common stock	—	—	581,587	—	919	—	—	919	—	919
Repurchase of common stock	—	—	(15,000)	—	(30)	—	—	(30)	—	(30)
Stock-based compensation expense	—	—	—	—	1,976	—	—	1,976	—	1,976
Excess tax benefits from employee stock-based option plan	—	—	—	—	14	—	—	14	—	14
Noncontrolling interest	—	—	—	—	(24)	—	—	(24)	(135)	(159)
Change in unrealized gain on available-for-sale securities, net of tax effect	—	—	—	—	—	130	—	130	—	130
Foreign currency translation adjustment	—	—	—	—	—	411	—	411	94	505
Net income (loss)	—	—	—	—	—	—	2,963	2,963	(620)	2,343

Balance at February 28, 2011	30,150,753	40,010	101,246,136	101	13,276	(118)	(19,824)	(6,565)	1,581	(4,984)
Issuance of common stock	—	—	438,550	—	1,462	—	—	1,462	—	1,462
Employee loans for purchase of stock	—	—	—	—	(255)	—	—	(255)	—	(255)
Repurchase of common stock	—	—	(256,903)	—	(1,186)	—	—	(1,186)	—	(1,186)
Stock-based compensation expense	—	—	—	—	1,871	—	—	1,871	—	1,871
Excess tax benefits from employee stock-based option plan	—	—	—	—	82	—	—	82	—	82
Noncontrolling interest	—	—	—	—	(1,872)	—	—	(1,872)	(2,114)	(3,986)
Change in unrealized gain on available-for-sale securities, net of tax effect	—	—	—	—	—	(318)	—	(318)	—	(318)
Foreign currency translation adjustment	—	—	—	—	—	(85)	—	(85)	70	(15)
Net income (loss)	—	—	—	—	—	—	605	605	(859)	(254)

Balance at February 29, 2012	30,150,753	$40,010	101,427,783	$101	$13,378	$(521)	$(19,219)	$(6,261)	$(1,322)	$(7,583)

See accompanying notes.

BARRACUDA NETWORKS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (CONTINUED)

(in thousands, except share data)

					Stockholders’ Deficit
	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit Controlling Interest	Total Stockholders’ Deficit Noncontrolling Interest	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at February 29, 2012	30,150,753	$40,010	—	$—	101,427,783	$101	$13,378	$(521)	$(19,219)	$(6,261)	$(1,322)	$(7,583)
Issuance of common stock	—	—	—	—	5,589,950	6	8,745	—	—	8,751	—	8,751
Repurchase of common stock	—	—	—	—	(22,744,913)	(23)	(5,069)	—	(122,521)	(127,613)	—	(127,613)
Issuance of Series B Preferred Stock	—	—	22,727,913	125,732	—	—	—	—	—	—	—	—
Employee loans for purchase of stock							(2,861)			(2,861)		(2,861)
Accretion of preferred stock to redemption value		—		1,812			(1,812)			(1,812)		(1,812)
Stock-based compensation expense	—	—	—	—	—	—	8,787	—	—	8,787	—	8,787
Excess tax benefits from employee stock-based option plan	—	—	—	—	—	—	1,687	—	—	1,687	—	1,687
Cash dividend declared	—	—	—	—	—	—	—	—	(130,000)	(130,000)	—	(130,000)
Noncontrolling interest	—	—	—	—	—	—	169	—	—	169	(369)	(200)
Change in unrealized gain on available-for-sale securities, net of tax effect	—	—			—	—	—	(80)	—	(80)	—	(80)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(511)	—	(511)	—	(511)
Net loss	—	—	—	—	—	—	—	—	(7,391)	(7,391)	(794)	(8,185)

Balance at February 28, 2013	30,150,753	$40,010	22,727,913	$127,544	84,272,820	$84	$23,024	$(1,112)	$(279,131)	$(257,135)	$(2,485)	$(259,620)

BARRACUDA NETWORKS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (CONTINUED)

(in thousands, except share data)

					Stockholders’ Deficit
	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit Controlling Interest	Total Stockholders’ Deficit Noncontrolling Interest	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at February 28, 2013	30,150,753	40,010	22,727,913	127,544	84,272,820	84	$23,024	(1,112)	(279,131)	(257,135)	(2,485)	(259,620)
Issuance of common stock (unaudited)	—	—	—	—	148,911	—	(458)	—	—	(458)	—	(458)
Repurchase of common stock (unaudited)	—	—	—	—	(32,760)	—	(138)	—	—	(138)	—	(138)
Employee loans for purchase of stock (unaudited)	—	—	—	—	—		(14)	—	—	(14)	—	(14)
Stock-based compensation expense (unaudited)	—	—	—	—	—	—	2,497	—	—	2,497	—	2,497
Excess tax benefits from employee stock-based option plan (unaudited)	—	—	—	—	—	—	11	—	—	11	—	11
Repayment of employee loans (unaudited)	—	—	—	—	—	—	260	—	—	260	—	260
Options assumed in acquisition (unaudited)	—	—	—	—	—	—	129	—	—	129		129
Change in unrealized gain on available-for-sale securities, net of tax effect (unaudited)	—	—	—	—	—	—	—	(67)	—	(67)	—	(67)
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	—	—	(315)	—	(315)	—	(315)
Net loss (unaudited)	—	—	—	—	—	—	—	—	(2,404)	(2,404)	(159)	(2,563)

Balance at May 31, 2013 (unaudited)	30,150,753	$40,010	22,727,913	$127,544	84,388,971	$84	$25,311	$(1,494)	$(281,535)	$(257,634)	$(2,644)	$(260,278)

See accompanying notes.

BARRACUDA NETWORKS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended February 28/29,			Three Months Ended May 31,
	2011	2012	2013	2012	2013
				(unaudited)
Operating activities
Consolidated net income (loss)	$2,343	$(254)	$(8,185)	$(2,540)	$(2,563)
Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities:
Depreciation and amortization	7,653	8,124	8,333	1,998	2,245
Stock-based compensation expense	1,976	1,871	8,787	3,241	2,497
Excess tax benefits from employee stock-based option plan	(14)	(82)	(1,687)	(1,687)	(11)
Loss on disposal of property and equipment	—	240	60	43	14
(Gain) loss on sale of marketable securities	—	(852)	25	—	—
Deferred income taxes	(8,338)	(11,367)	(13,374)	482	47
Changes in operating assets and liabilities:
Accounts receivable	(1,699)	(4,025)	(1,582)	359	(1,200)
Inventory	(588)	(1,219)	278	(14)	(363)
Income taxes, net	1,701	2,210	4,403	(1,446)	(4,746)
Deferred costs	(5,063)	(10,931)	(10,214)	(3,649)	(3,086)
Other current assets	609	150	(60)	(763)	(513)
Other noncurrent assets	(576)	(172)	(61)	(840)	(207)
Accounts payable	3,081	2,085	3,206	(2,301)	(3,490)
Accrued payroll and related benefits	(165)	443	2,791	2,130	(1,119)
Other accrued liabilities	(1,772)	1,274	2,349	896	(554)
Other long-term liabilities	(4)	(200)	114	10	21
Deferred revenue	37,765	56,631	44,192	14,276	13,222

Net cash provided by operating activities	36,909	43,926	39,375	10,195	194

Investing activities
Purchase of marketable securities	—	(1,666)	—	—	—
Proceeds from sales of marketable securities	6,000	1,189	575	—	—
Purchase of investment in nonmarketable equity security	—	(750)	—	—	—
Purchase of property and equipment	(2,487)	(8,510)	(4,722)	(609)	(1,663)
Purchase of intangible assets	(275)	(366)	—	—	—
Business combinations, net of cash acquired	(287)	(1,017)	(4,357)	(4,356)	(6,176)

Net cash provided by (used in) investing activities	2,951	(11,120)	(8,504)	(4,965)	(7,839)

Financing activities
Proceeds from issuance of common stock	349	161	2,203	1,740	(472)
Dividends paid	—	—	(128,385)	—	(1,419)
Proceeds from issuance of Series B stock, net of issuance costs	—	—	125,732	—
Issuance costs on line of credit	—	—	(313)	—	—
Repurchase of common stock	(30)	(1,186)	(127,613)	(69)	(138)
Excess tax benefits from employee stock-based option plan	14	82	1,687	1,687	11
Repayment of employee loans	—	—	—	—	260
Payments under capital lease and long-term debt	(193)	(81)	(222)	(28)	(56)
Repayment of note payable	(1,431)	(38)	—	—	—
Purchase of noncontrolling interest	(159)	(3,986)	(200)	—	—

Net cash (used in) provided by financing activities	(1,450)	(5,048)	(127,111)	3,330	(1,814)
Effect of exchange rate changes on cash and cash equivalents	37	7	(172)	(185)	(105)

Net increase (decrease) in cash and cash equivalents	38,447	27,765	(96,412)	8,375	(9,564)
Cash and cash equivalents at beginning of period	60,295	98,742	126,507	126,507	30,095

Cash and cash equivalents at end of period	$98,742	$126,507	$30,095	$134,882	$20,531

Supplemental cash flow disclosures
Cash paid during the period for:
Interest paid	$21	$36	$485	$82	$118
Income taxes, net of tax refunds	$7,384	$8,142	$3,408	$153	$3,615
Noncash financing and investing activities:
Issuance of shares in business combination	$287	$—	$3,528	$—	$—
Assumption of note payable in connection with the purchase of land and buildings	$—	$5,332	$—	$—	$—
Accretion of issuance costs	$—	$—	$1,812	$—	$—

See accompanying notes.

BARRACUDA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of May 31, 2013 and for the three months ended May 31, 2012 and 2013 is unaudited)

1. Organization and Summary of Significant Accounting Policies

Nature of Operations

Barracuda Networks, Inc., also referred to in this report as “we,” “our” or “us,” headquartered in Campbell, California, designs and delivers powerful yet easy-to-use security and storage software solutions. We offer cloud-connected solutions that help our customers address security threats, improve network performance and protect and store their data. Our solutions are designed to simplify IT operations for our customers, allowing them to enhance their return on technology investment. We refer to the fiscal years ended February 28, 2011, February 29, 2012 and February 28, 2013 as fiscal 2011, fiscal 2012 and fiscal 2013, respectively.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of Barracuda Networks, Inc. and our wholly and majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated.

Unaudited Interim Consolidated Financial Information

The accompanying interim consolidated balance sheet as of May 31, 2013, the consolidated statements of operations, comprehensive loss and cash flows for the three month periods ended May 31, 2012 and 2013, the consolidated statement of redeemable convertible preferred stock and stockholders’ deficit for the three month period ended May 31, 2013 and the related footnote disclosures are unaudited. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of our statement of financial position as of May 31, 2013 and our results of operations, comprehensive loss and cash flows for the three month periods ended May 31, 2012 and 2013. The results for the three month period ended May 31, 2013 are not necessarily indicative of the results expected for the full fiscal year.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to the fair values of stock-based awards, income taxes and contingent liabilities, among others. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates.

Unaudited Pro Forma Consolidated Balance Sheet

In July 2013, our board of directors approved the filing of a registration statement with the Securities and Exchange Commission (“SEC”) to sell shares of our common stock to the public. If the contemplated offering is completed, we expect that all 52,878,666 shares of redeemable convertible preferred stock would convert into 52,878,666 shares of common stock based on the shares of redeemable convertible preferred stock outstanding as of May 31, 2013. The unaudited pro forma stockholders’ equity as of May 31, 2013 gives effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock to additional paid-in capital in stockholders’ equity (deficit).

BARRACUDA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information as of May 31, 2013 and for the three months ended May 31, 2012 and 2013 is unaudited)

1. Organization and Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with banks and money market funds with an original maturity of three months or less.

Marketable Securities

Marketable securities, other than auction-rate securities, have been classified as available-for-sale securities in the accompanying consolidated financial statements. Available-for-sale securities are carried at fair value, and realized gains and losses and declines in value determined to be other than temporary are included in other income (expense), net in the accompanying consolidated statements of operations. Interest income on securities classified as available-for-sale securities is also included in other income (expense), net. The cost of securities sold is based on the specific-identification method.

Fair Value

The carrying value of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and note payable, approximates fair values.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and accounts receivable.

We primarily invest only in high-quality credit instruments and maintain our cash, cash equivalents and marketable securities with high-quality institutions. Deposits held with banks, including those held in foreign branches of global banks, may exceed the amount of insurance provided on such deposits. These deposits may be redeemed upon demand and bear minimal risk.

Our accounts receivable are derived from customers located in North America and certain foreign countries and regions, including Europe, the Middle East, Latin America and Asia-Pacific. Sales to foreign customers accounted for 32%, 29% and 26% of total revenue for fiscal 2011, 2012 and 2013, respectively. We perform ongoing credit evaluations of our customers’ financial condition and typically require no collateral from our customers. No single customer or distribution partner accounted for over 10% of receivables at February 29, 2012 and February 28, 2013.

One distribution partner accounted for 13% and 16% of total revenue in fiscal 2013 and the three months ended May 31, 2013, respectively. No single customer or distribution partner accounted for greater than 10% of total revenue in fiscal 2011 or 2012.

We currently depend on a single source or a limited number of sources for certain components used in the manufacture of our appliances. The inability of any supplier to fulfill our supply requirements could negatively impact future operating results.

Inventories

Inventories are recorded at the lower of cost (using the first-in, first-out method) or market.

BARRACUDA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information as of May 31, 2013 and for the three months ended May 31, 2012 and 2013 is unaudited)

1. Organization and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Land is not depreciated. Depreciation is calculated using the straight-line method over the following estimated useful lives:

Asset Classification	Estimated Useful Life
Buildings	39 years
Computer equipment and software	3 years
Vehicles, machinery and equipment	3 years
Leasehold improvements	Lesser of the useful life of the asset, generally 5 years, or remaining lease term

Intangible Assets and Impairment of Long-Lived Assets

Intangible assets consist of customer relationships, trade names, acquired technology, developed software, in-process research and development and patents. Intangible assets are recorded at fair values at the date of the acquisition and, for those assets having finite useful lives, are amortized using the straight-line method over their estimated useful lives, which range from two to seven years. In-process research and development is recorded as an indefinite-lived asset until the underlying project is completed, at which time the intangible asset is amortized over the estimated useful life. We periodically review our intangible and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. No impairment charges were recorded in the three-year period ended February 28, 2013 and the three months ended May 31, 2013.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. We test goodwill for impairment at least annually or more frequently if events or changes in circumstances indicate that this asset may be impaired. These tests are based on our single operating segment and reporting unit structure. No impairment charges were recorded in the three-year period ended February 28, 2013 and the three months ended May 31, 2013.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and filing fees relating to our initial public offering, are capitalized. The deferred offering costs will be offset against initial public offering proceeds upon the completion of the offering. In the event the offering is terminated, deferred offering costs will be expensed. As of May 31, 2013, we had capitalized $70,691 of deferred offering costs, which is classified as a noncurrent asset in the consolidated balance sheets. No amounts were deferred as of February 28, 2013.

Revenue Recognition

We typically provide access to our solutions through appliance and related subscription agreements, whereby the customer is charged an upfront fee for the appliance and a fee for the subscription agreement. The subscription agreements are subject to customer renewal at the end of each subscription period. Our appliances

BARRACUDA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information as of May 31, 2013 and for the three months ended May 31, 2012 and 2013 is unaudited)

1. Organization and Summary of Significant Accounting Policies (continued)

contain hardware and embedded proprietary software. The subscriptions, referred to as Barracuda Energize Updates, provide hourly spam, anti-malware and security updates, and are critical to the services provided by us. The subscriptions also entitle customers to phone support and software updates on a when and if available basis. We have determined that the elements of our customer arrangements, including the appliance and subscription, do not qualify for treatment as a separate unit of accounting. Accordingly, all fees received under our customer agreements are accounted for as a single unit of accounting, and, except for any up-front fees for the appliance, such fees are recognized ratably on a daily basis over the term of the subscription agreement. Subscription revenue also includes revenue from fixed term licenses of our virtual appliance software support and maintenance. Recognition of revenue commences when there is persuasive evidence of an arrangement, the fee is fixed and determinable, collectability is deemed reasonably assured and the services have commenced.

We receive an upfront fee from customers for delivery and transfer of title for our appliance. Because the appliance does not have value to the customer on a stand-alone basis, the delivery of the appliance does not represent the culmination of a separate earnings process associated with the payment of the up-front fee. Accordingly, the amount of the up-front fee is recorded as deferred revenue upon invoicing and the amount is recognized as revenue ratably on a daily basis over the estimated average customer relationship period of three years.

Customers have a 30-day right to return, after which time the arrangement is non-cancelable. We make estimates and maintain a reserve for expected customer cancellations. These estimates involve inherent uncertainties and management judgment.

Deferred Revenue

Deferred revenue represents amounts billed to customers or payments received from customers for which revenue has not yet been recognized. Deferred revenue that is expected to be recognized as revenue within one year is recorded as current deferred revenue and the remaining portion is recorded as noncurrent deferred revenue.

Warranty and Instant Replacement Service

We provide a standard one year warranty on our appliance. We also offer separately priced extended warranty contracts on our appliances. Revenue from such contracts is recognized ratably over the contractual term. Costs associated with our standard warranty and extended warranty contracts are expensed as incurred.

Deferred Appliance Costs

We receive an up-front fee from our customers related to the sale of our appliance. We defer the costs of the appliance, including shipping costs, as they are directly related to the revenues that we derive from the sale of the appliance. Such deferred costs are amortized ratably over the estimated average customer relationship period of three years. Amortization of deferred appliance costs is included in costs of revenues in the accompanying consolidated statements of operations.

Deferred Commissions

We capitalize commission costs that are incremental and directly related to the acquisition of customer contracts. Sales commissions are deferred when earned and amortized over the same period that revenues are

BARRACUDA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information as of May 31, 2013 and for the three months ended May 31, 2012 and 2013 is unaudited)

1. Organization and Summary of Significant Accounting Policies (continued)

recognized. Commission payments are paid in full after the customer has paid. Amortization of deferred commission costs is included in sales and marketing costs in the accompanying consolidated statements of operations.

Income Taxes

We account for income taxes using the liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in our tax returns. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe, based upon the weight of available evidence, that it is more likely than not that all or a portion of deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected from each subsidiary and considering prudent and feasible tax planning strategies.

We account for uncertainty in income taxes recognized in our financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon examination by the taxing authorities, based on the technical merits of the position. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Software Development Costs

Software development costs incurred prior to the establishment of technological feasibility are charged to research and development expense as incurred. Technological feasibility is established upon completion of a working model, which is typically demonstrated by initial beta shipment. Software development costs incurred subsequent to the time a product’s technological feasibility has been established through the time the product is available for general release to customers are capitalized if material. No software development costs have been capitalized in the periods presented.

Advertising Costs

We expense advertising costs as incurred. Advertising expense totaled $44.8 million, $46.5 million and $52.9 million for fiscal 2011, 2012 and 2013, respectively.

Stock-Based Compensation

We use the Black-Scholes-Merton option-pricing model to estimate the fair value of our employee stock options on the dates of grant. The resulting cost is recognized on a straight-line basis over the vesting period of the stock options. The grant date fair value of restricted stock units is based on the fair value of our common stock.

BARRACUDA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information as of May 31, 2013 and for the three months ended May 31, 2012 and 2013 is unaudited)

1. Organization and Summary of Significant Accounting Policies (continued)

Foreign Currency Translation

For those subsidiaries whose functional currency is not the U.S. dollar, assets and liabilities are translated into U.S. dollar equivalents at the exchange rate in effect on the balance sheet date and revenues and expenses are translated into U.S. dollars using the average exchange rate over the period. Resulting currency translation adjustments are recorded in accumulated other comprehensive income (loss) in the consolidated balance sheets.

Accumulated Other Comprehensive Income (Loss)

The accumulated other comprehensive loss balance consists of unrealized gains and losses on available-for-sale securities and translation gains and losses related to our international subsidiaries with functional currencies other than the U.S. dollar, primarily the euro.

Net Income (Loss) Per Share

Basic and diluted net income (loss) per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. Our Series A and Series B redeemable convertible preferred stock are participating securities. In the event a dividend is declared or paid on our common stock, holders of Series A and Series B redeemable convertible preferred stock are entitled to a proportionate share of such dividend in proportion to the holders of common stock on an as-if converted basis.

Under the two-class method, basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period. Net income (loss) attributable to common stockholders is determined by allocating undistributed earnings between common and redeemable convertible preferred stockholders. Diluted net income (loss) per share attributable to common stockholders is computed by using the weighted average number of shares of common stock outstanding, including potential dilutive common shares assuming the dilutive effect of outstanding stock options, restricted stock units, common stock subject to repurchase or forfeiture and redeemable convertible preferred stock using the treasury stock method. For periods in which there is a net loss, the number of shares used in the computation of diluted net loss per share is the same as that used for the computation of basic net loss per share, as the inclusion of dilutive securities would be antidilutive. Under the two-class method, the net loss attributable to common stockholders is not allocated to the convertible redeemable preferred stock as the convertible redeemable preferred stock do not have a contractual obligation to share in our losses.

BARRACUDA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information as of May 31, 2013 and for the three months ended May 31, 2012 and 2013 is unaudited)

1. Organization and Summary of Significant Accounting Policies (continued)

The following table presents the calculation of historical basic and diluted net income (loss) per share attributable to common stockholders under the two-class method (in thousands, except per share amounts):

	Year Ended February 28/29,			Three Months Ended May 31,
	2011	2012	2013	2012	2013
Basic:
Net income (loss) attributable to common stockholders:
Net income (loss) attributable to Barracuda Networks, Inc.	$2,963	$605	$(7,391)	$(2,334)	$(2,404)
Accretion to redemption value of redeemable convertible preferred stock	—	—	(1,812)	—	—
Undistributed earnings allocated to redeemable convertible preferred stockholders	(682)	(139)	—	—	—

Net income (loss) attributable to common stockholders	$2,281	$466	$(9,203)	$(2,334)	$(2,404)

Shares used to compute net income (loss) per share attributable to common stockholders:
Weighted average common shares outstanding	101,095	101,595	96,112	101,435	84,301
Less: Weighted average shares subject to repurchase or forfeiture	(205)	(107)	(18)	(50)	—

Weighted average shares used to compute net income (loss) per share, basic	100,890	101,488	96,094	101,385	84,301

Diluted:
Net income (loss) attributable to Barracuda Networks, Inc.	$2,963	$605	$(7,391)	$(2,334)	$(2,404)
Accretion to redemption value of redeemable convertible preferred stock	—	—	(1,812)	—	—

Net income (loss) attributable to common stockholders	$2,963	$605	$(9,203)	$(2,334)	$(2,404)

Weighted average common shares used to compute net income (loss) per share, basic	100,890	101,488	96,094	101,385	84,301
Add weighted average effect of dilutive securities:
Stock options and restricted stock units	3,697	4,320	—	—	—
Common stock subject to repurchase or forfeiture	205	107	—	—	—
Redeemable convertible preferred stock	30,151	30,151	—	—	—

Weighted average shares used to compute net income (loss) per share, diluted	134,943	136,066	96,094	101,385	84,301

Net income (loss) per share attributable to common stockholders:
Basic	$0.02	$0.00	$(0.10)	$(0.02)	$(0.03)

Diluted	$0.02	$0.00	$(0.10)	$(0.02)	$(0.03)

BARRACUDA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information as of May 31, 2013 and for the three months ended May 31, 2012 and 2013 is unaudited)

1. Organization and Summary of Significant Accounting Policies (continued)

Unaudited Pro Forma Net Loss per Share

Pro forma basic and diluted net loss per share have been computed to give effect to the conversion of our redeemable convertible preferred stock into common stock as of the beginning of the period presented or the original issuance date, if later. The following table shows our calculation of pro forma basic and diluted net loss per share (in thousands, except per share data):

	Year Ended	Three Months Ended
	February 28, 2013	May 31, 2013
Numerator:
Net loss attributable to Barracuda Networks, Inc.	$(7,391)	$(2,404)

Denominator:
Shares used to compute net loss per share, basic and diluted	96,094	84,301
Pro forma adjustment to reflect weighted average effect of assumed conversion of redeemable convertible preferred stock	39,367	52,879

Weighted average shares used to compute pro forma net loss per share, basic and diluted	135,461	137,180

Pro forma net loss per share, basic and diluted	$(0.05)	$(0.02)

Effect of Recent Accounting Pronouncements

In June 2011, the FASB issued ASU No. 2011-05, Topic 220—Presentation of Comprehensive Income (ASU 2011-05), which requires companies to present net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. In addition, in December 2011, the FASB issued ASU No. 2011-12, Topic 220—Comprehensive Income (ASU 2011-12), which defers the requirement to present components of reclassifications of other comprehensive income on the face of the income statement. We adopted these standards in fiscal 2013. Our adoption of the additional disclosures is reflected in a separate statement, Consolidated Statements of Comprehensive Income (Loss).

2. Balance Sheet Information

Cash, Cash Equivalents and Marketable Securities

	February 28/29,		May 31,
	2012	2013	2013
	(in thousands)
Cash and cash equivalents:
Cash	$22,778	$20,812	$13,939
Money market funds	103,729	9,283	6,592

Total cash and cash equivalents	$126,507	$30,095	$20,531

Marketable securities:
Auction-rate securities	$388	$—	$—
Equity securities	1,888	1,550	1,422

Total marketable securities	$2,276	$1,550	$1,422

BARRACUDA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information as of May 31, 2013 and for the three months ended May 31, 2012 and 2013 is unaudited)

2. Balance Sheet Information (continued)

The following table summarizes our marketable securities:

	February 29, 2012
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
Auction-rate securities	$400	$—	$(12)	$388
Equity securities	1,668	220	—	1,888

	$2,068	$220	$(12)	$2,276

	February 28, 2013
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
Equity securities	$1,458	$92	$—	$1,550

	May 31, 2013
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
Equity securities	$1,440	$—	$(18)	$1,422

Fair Value Measurements

We determine the fair values of our financial instruments based on the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value assumes that the transaction to sell the asset or transfer the liability occurs in the principal or most advantageous market for the asset or liability and establishes that the fair value of an asset or liability shall be determined based on the assumptions that market participants would use in pricing the asset or liability. The classification of a financial asset or liability within the hierarchy is based upon the lowest level input that is significant to the fair value measurement. The fair value hierarchy prioritizes the inputs into three levels that may be used to measure fair value:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:	Inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3: Inputs are unobservable inputs based on our assumptions.

BARRACUDA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information as of May 31, 2013 and for the three months ended May 31, 2012 and 2013 is unaudited)

2. Balance Sheet Information (continued)

Cash equivalents and marketable securities are classified within Level 1 because they are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Our investments in auction-rate securities are classified within Level 3 because they are valued using a discounted cash flow model. Some of the inputs to this model are unobservable in the market and are significant. We have no financial assets or liabilities measured utilizing Level 2 inputs.

Financial assets measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3	Total February 29, 2012
	(in thousands)
Money market funds	$103,729	$—	$—	$103,729
Auction-rate securities	—	—	388	388
Equity securities	1,888	—	—	1,888

	$105,617	$—	$388	$106,005

	Level 1	Level 2	Level 3	Total February 28, 2013
	(in thousands)
Money market funds	$9,283	$—	$—	$9,283
Equity securities	1,550	—	—	1,550

	$10,833	$—	$—	$10,833

	Level 1	Level 2	Level 3	Total May 31, 2013
	(in thousands)
Money market funds	$6,592	$—	$—	$6,592
Equity securities	1,422	—	—	1,422

	$8,014	$—	$—	$8,014

Inventories

Inventories consisted of the following:

	February 28/29,		May 31,
	2012	2013	2013
	(in thousands)
Raw materials	$3,109	$3,042	$3,549
Finished goods	2,307	2,096	1,952

Total inventories	$5,416	$5,138	$5,501

BARRACUDA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information as of May 31, 2013 and for the three months ended May 31, 2012 and 2013 is unaudited)

2. Balance Sheet Information (continued)

Deferred Costs

Deferred costs consisted of the following:

	February 28/29,		May 31,
	2012	2013	2013
	(in thousands)
Appliance	$21,857	$27,751	$29,881
Commissions	7,397	11,719	12,675

Total deferred costs	$29,254	$39,470	$42,556

Property and Equipment

Property and equipment consisted of the following:

	February 28/29,		May 31,
	2012	2013	2013
	(in thousands)
Land	$5,100	$5,100	$5,100
Building	6,549	6,549	6,549
Computer hardware and software	6,882	8,656	10,169
Vehicles, machinery and equipment	1,372	1,478	1,503
Leasehold improvements	237	1,488	1,576

	20,140	23,271	24,897
Less: accumulated depreciation	4,956	6,299	7,081

	$15,184	$16,972	$17,816

Depreciation expense was $1.6 million, $2.1 million and $2.8 million for fiscal 2011, 2012 and 2013, respectively.

Investment in Nonmarketable Equity Security

In October 2011, we acquired stock in a privately held company for $750,000, which represents an ownership interest of approximately 24%. Under the equity method of accounting, we recognize our proportional share of earnings and losses of the investee in our financial statements and adjust the carrying amount of our investment accordingly. For fiscal 2012 and 2013, our proportionate share of the investee’s losses was not material.

The investment is classified in other noncurrent assets in the consolidated balance sheets.

BARRACUDA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information as of May 31, 2013 and for the three months ended May 31, 2012 and 2013 is unaudited)

2. Balance Sheet Information (continued)

Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss, net of tax, were as follows (in thousands, unaudited):

	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Available-for- Sale Investments	Total
Balance as of February 28, 2013	$(1,169)	$57	$(1,112)

Other comprehensive loss before reclassifications	(315)	(67)	(382)
Amounts reclassified from accumulated other comprehensive loss	—	—	—

Other comprehensive loss	(315)	(67)	(382)

Balance as of May 31, 2013	$(1,484)	$(10)	$(1,494)

3. Acquisitions

SignNow

On April 24, 2013, we completed our acquisition of SignNow, Inc. (“SignNow”), a privately-held provider of mobile e-signature applications located in California. The acquisition of SignNow will enable us to expand our cloud-based offerings. We acquired all outstanding stock of SignNow for aggregate cash consideration of approximately $6.7 million. In addition, $4.5 million of cash consideration is contingent upon the continued employment of certain key employees of SignNow and is recognized as compensation expense over the requisite service period. We assumed $0.6 million of unvested SignNow stock options, which will be recorded as stock compensation expense over the weighted-average remaining service period of approximately 3.2 years.

We recorded the assets acquired and liabilities assumed at their estimated fair value, with the difference between the fair value of the net assets acquired and the purchase consideration reflected as goodwill.

The fair value of assets acquired and liabilities assumed was based upon a preliminary valuation and our estimates and assumptions are subject to change within the measurement period. The primary areas of the purchase price that are not yet finalized are related to income taxes and residual goodwill.

The following table reflects the preliminary fair values of assets acquired and liabilities assumed as of the acquisition date (in thousands):

Cash	$56
Accounts receivable	110
Developed technology	4,780
Customer relationships	510
Trade name	390
Goodwill	1,899
Accrued expenses	(340)
Deferred tax liability	(686)

Total value of assets acquired and liabilities assumed	$6,719

BARRACUDA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information as of May 31, 2013 and for the three months ended May 31, 2012 and 2013 is unaudited)

3. Acquisitions (continued)

The goodwill of $1.9 million is primarily attributed to the synergies expected to arise after the acquisition. No goodwill was deemed to be deductible for income tax purposes.

Included in our results of operations for the three months ended May 31, 2013 are $0.1 million and $0.3 million of revenue and net loss, respectively, attributable to SignNow since the April 24, 2013 date of acquisition. The following table presents our unaudited pro forma revenue and net loss for fiscal 2013 and the three months ended May 31, 2012 assuming the acquisition had occurred on March 1, 2012, and for the three months ended May 31, 2013:

	Fiscal 2013	Three Months Ended May 31,
		2012	2013
	(in thousands)
Pro forma revenue	$199,006	$46,009	$56,402

Pro forma net loss attributable to Barracuda Networks, Inc.	$(10,873)	$(3,271)	$(2,821)

BitLeap, LLC

In September 2008, we acquired BitLeap, LLC, a privately held company, and were required to pay contingent consideration in cash and stock based upon the attainment of certain earnings milestones over a period of four years ended September 2012. During fiscal 2012 and 2013, we recorded $5.1 million and $5.6 million, respectively, of such consideration, which became due and was recorded as additional goodwill. No additional contingent consideration is due under this arrangement.

4. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for fiscal 2012, 2013 and the three months ended May 31, 2013 are summarized below:

	February 28/29,		May 31,
	2012	2013	2013
	(in thousands)
Balance at beginning of fiscal period	$23,584	$28,430	$33,778
Contingent consideration earned	5,057	5,580	—
Goodwill acquired	—	—	1,899
Effect of foreign exchange rates	(211)	(232)	(62)

Balance at end of fiscal period	$28,430	$33,778	$35,615

BARRACUDA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information as of May 31, 2013 and for the three months ended May 31, 2012 and 2013 is unaudited)

4. Goodwill and Intangible Assets (continued)

Intangible assets subject to amortization are summarized below:

	February 29, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
	(in thousands)
Acquired developed technology	$21,480	$12,833	$8,647
Software license	400	400	—
Customer relationships	6,895	3,661	3,234
Patents	1,625	502	1,123
Trade name	619	498	121
Acquired developed software	200	137	63

	$31,219	$18,031	$13,188

	February 28, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
	(in thousands)
Acquired developed technology	$21,403	$16,910	$4,493
Software license	400	400	—
Customer relationships	6,814	4,708	2,106
Patents	1,625	687	938
Trade name	273	259	14
Acquired developed software	200	177	23

	$30,715	$23,141	$7,574

	May 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
	(in thousands)
Acquired developed technology	$26,162	$17,991	$8,171
Software license	400	400	—
Customer relationships	7,303	4,985	2,318
Patents	1,625	734	891
Trade name	662	266	396
Acquired developed software	200	187	13

	$36,352	$24,563	$11,789

In addition to the above, we maintain other intangible assets not subject to amortization, principally related to the domain name www.barracuda.com, of $409,000 as of February 29, 2013, February 28, 2013 and May 31, 2013.

Acquired developed technology, software license, customer relationships, patents, trade name and acquired developed software are amortized on a straight-line basis and have weighted-average useful lives from the date of

BARRACUDA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information as of May 31, 2013 and for the three months ended May 31, 2012 and 2013 is unaudited)

4. Goodwill and Intangible Assets (continued)

purchase of 5.0 years, 5.0 years, 5.8 years, 9.0 years, 3.7 years and 5.0 years, respectively, as of February 28, 2013, and 5.0 years, 5.0 years, 5.9 years, 9.0 years, 7.4 years and 5.0 years, respectively, as of May 31, 2013.

Amortization expense for fiscal 2011, 2012 and 2013, and the three months ended May 31, 2013 was $6.0 million, $6.0 million, $5.5 million and $1.4 million respectively.

As of February 28, 2013, amortization expense for intangible assets for each of the next five years is as follows: $4.5 million in fiscal 2014, $1.9 million in fiscal 2015, $0.6 million in fiscal 2016, $0.4 million in fiscal 2017, $0.1 million in fiscal 2018 and $0.1 million thereafter.

5. Recapitalization Transaction

In October 2012, we completed our recapitalization pursuant to a recapitalization agreement entered into with our founders and their affiliates and certain of our existing investors. As part of the recapitalization agreement, we (i) declared $130.0 million of cash dividends, which was recorded as an increase to accumulated deficit, (ii) sold 22,727,913 shares of our Series B redeemable convertible preferred stock (“Series B Preferred Stock”) to certain of our existing investors at a price per share of approximately $5.62, for an aggregate purchase price of $127.5 million and (iii) repurchased 22,727,913 shares of common stock from our founders and their affiliates at a price per share of approximately $5.62, which was determined to be the fair value after giving consideration to the control premium, for an aggregate repurchase price of $127.5 million. The shares of our common stock which we repurchased were subsequently cancelled.

6. Redeemable Convertible Preferred Stock

Significant terms of Series A redeemable convertible preferred stock (“Series A Preferred Stock”) and Series B Preferred Stock (collectively “Preferred Stock”), are as follows:

Conversion—Each share of Series A Preferred Stock and Series B Preferred Stock is convertible at the option of the holder into common stock using a conversion rate of $1.327 and $5.61178 per share, respectively, and will automatically convert into common stock in the event of an underwritten public offering of our common stock or upon the request of at least two thirds of the Preferred Stock then outstanding.

Voting—Preferred Stock has voting rights, on an as-if-converted basis, identical to common stock and shall vote together with common stock, and not as separate classes.

Dividends—Any dividends declared or paid in any fiscal year shall be made among the holders of Preferred Stock and common stock then outstanding in proportion to the greatest number of shares of common stock that would be held by each such holder if all Preferred Stock were converted at the then-effective conversion rate.

Liquidation—In the event of liquidation, the holders of Series B Preferred Stock are entitled to receive in preference to any distribution to Series A Preferred Stock or common stock holders, a liquidation preference equal to the greater of (i) $7.01472 and (ii) the amount to which such holder of Series B Preferred Stock would be entitled to receive upon a liquidation if such holders of Series B Preferred Stock was converted into common stock, plus any dividends declared but unpaid on such shares. The holders of Series A Preferred Stock are entitled to receive in preference to any distribution to holders of common stock, a liquidation preference equal to the greater of (i) $1.99 and (ii) the amount to which such holder of Series A Preferred Stock would be entitled to

BARRACUDA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information as of May 31, 2013 and for the three months ended May 31, 2012 and 2013 is unaudited)

6. Redeemable Convertible Preferred Stock (continued)

receive upon a liquidation if such holders of Series A Preferred Stock were converted into common stock, plus any dividends declared but unpaid on such shares. Any surplus assets or funds will then be distributed ratably between the holders of common stock.

If assets and funds are insufficient to meet the liquidation preference of the Preferred Stock such assets and funds will first be distributed ratably between the holders of the Series B Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive and then to holders of Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

Redemption—In October 2017, all outstanding shares of Preferred Stock are eligible to be redeemed for cash in full upon a written notice by at least two-thirds of the holders of the outstanding Preferred Stock. In the event of redemption, each holder of the Preferred Stock would be entitled to receive the original issue price per share ($1.327 for each Series A Preferred Stock and $5.61178 for each Series B Preferred Stock), plus all unpaid dividends on such shares that have been declared.

Costs related to the issuance of Preferred Stock have been accreted to additional paid-in capital.

7. Stockholders’ Deficit

Authorized Stock

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders.

Fair Value of Common Stock

Given the absence of a public trading market, our Board of Directors considered numerous objective and subjective factors to determine the fair value of our common stock at each grant date. These factors included, but were not limited to, (i) contemporaneous valuations of common stock performed by unrelated third-party specialists; (ii) the prices for our Preferred Stock sold to outside investors; (iii) the rights, preferences and privileges of our Preferred Stock relative to our common stock; (iv) the lack of marketability of our common stock; (v) developments in the business; and (vi) the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company, given prevailing market conditions.

Stock Option Plan and Restricted Stock Units

Our 2004 Stock Option Plan (the 2004 Plan) authorized the Board of Directors to grant incentive stock options and nonstatutory stock options, as well as for the issuance of shares of restricted stock, or RSU, to employees, directors, and consultants. In May 2012, our Board of Directors approved the termination of the 2004 Plan and the introduction of the 2012 Equity Incentive Plan (the 2012 Plan), which provides for the grant of stock options, stock appreciation rights, restricted stock and restricted stock units to employees, directors and consultants.

We estimate the fair value of stock options using the Black-Scholes-Merton option-pricing formula and a single-option-award approach. We amortize the fair value of an award expected to vest on a straight-line basis

BARRACUDA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information as of May 31, 2013 and for the three months ended May 31, 2012 and 2013 is unaudited)

7. Stockholders’ Deficit (continued)

over the requisite service period of the award, which is generally the period from the grant date to the end of the vesting period. The weighted-average expected option term for such options is calculated as the average of the contractual term and the average vesting period. Estimated volatility is based upon the historical volatility of similar entities whose share prices are publicly available. The risk-free interest rate is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the stock option award is granted, with a maturity equal to the expected term of the stock option award. We use historical data to estimate the number of future stock option forfeitures.

The following assumptions were used to estimate the fair value of employee stock option grants:

	Year Ended February 28/29,
	2011	2012	2013
Expected volatility	50%	41–46%	44%
Expected term (in years)	6.25	6.25	6.25
Risk-free interest rate	2.02%	1.84%	0.97%
Dividend yield	—	—	—
Weighted-average estimated fair value of stock options granted during the year	$1.85	$1.68	$1.78

The following table summarizes stock option activity under our plans:

	Options Outstanding
	Available for Grant	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value(1)
				(in years)	(in thousands)
Balance at February 29, 2012	380,528	8,722,582	$2.23
Authorized	12,759,151	—	—
Granted	(10,494,000)	10,494,000	4.16
Exercised(2)	—	(3,946,087)	1.48
Canceled/forfeited	663,193	(663,193)	3.91

Balance at February 28, 2013	3,308,872	14,607,302	3.74

As of February 28, 2013:
Vested and exercisable	—	4,904,773	$2.87	6.37	$6,989
Vested and expected to vest	—	13,636,514	3.68	8.21	8,353

(1)	The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option awards and the fair value of our common stock at February 28, 2013.
(2)	Includes stock options vested during the period that were early exercised.

For the three months ended May 31, 2013, options to purchase 615,000 shares of common stock were granted and options to purchase 179,191 shares of common stock were assumed in the acquisition of SignNow (Note 3).

BARRACUDA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information as of May 31, 2013 and for the three months ended May 31, 2012 and 2013 is unaudited)

7. Stockholders’ Deficit (continued)

During fiscal 2011, 2012 and 2013, the total grant-date fair value of stock options vested was $1.7 million, $1.5 million and $3.7 million, respectively. During fiscal 2011, 2012, and 2013, the aggregate intrinsic value of stock option awards exercised, which is measured as the difference between the exercise price and the value of our common stock at the date of exercise, was $1.5 million, $0.6 million and $10.3 million, respectively.

As of February 28, 2013, there was $14.8 million of unrecognized compensation cost related to outstanding employee stock options, net of forecasted forfeitures, expected to be recognized over a weighted-average period of 3.27 years. To the extent the forfeiture rate is different from what management has anticipated, stock-based compensation related to these awards will be different from management’s expectations.

The following table summarizes RSU activity under our plans:

	Unvested Restricted Stock Units
	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at February 29, 2012	600,000	$2.90
Granted	4,178,439	4.21
Vested	(1,008,457)	3.43

Unvested at February 28, 2013	3,769,982	4.21

Expected to vest after February 28, 2013	3,347,772	4.21

As of February 28, 2013, there was $13.4 million of unrecognized compensation cost related to unvested employee RSUs, net of forecasted forfeitures. This amount is expected to be recognized over a weighted-average period of 3.59 years. To the extent the actual forfeiture rate is different from what we have estimated, stock-based compensation related to these awards will be different from our expectations.

Total stock-based compensation expense has been classified as follows in the accompanying consolidated statements of operations:

	Year Ended February 28/29,
	2011	2012	2013
	(in thousands)
Cost of revenue	$84	$51	$146
Research and development	848	766	2,059
Sales and marketing	627	527	1,182
General and administrative	417	527	5,400

Total compensation expense	$1,976	$1,871	$8,787

BARRACUDA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information as of May 31, 2013 and for the three months ended May 31, 2012 and 2013 is unaudited)

8. Income Taxes

Income (loss) before income taxes and noncontrolling interest consists of the following:

	Year Ended February 28/29,
	2011	2012	2013
	(in thousands)
United States	$8,218	$5,226	$(9,206)
Foreign	(4,739)	(5,933)	(4,063)

Total	$3,479	$(707)	$(13,269)

The provision (benefit) for income taxes consists of the following:

	Year Ended February 28/29,
	2011	2012	2013
	(in thousands)
Current:
Federal	$7,816	$9,860	$6,824
State	1,223	537	940
Foreign	435	517	526

Total	9,474	10,914	8,290

Deferred:
Federal	(6,759)	(9,501)	(11,507)
State	(461)	(770)	(617)
Foreign	(1,118)	(1,096)	(1,250)

Total	(8,338)	(11,367)	(13,374)

Total provision (benefit) for income taxes	$1,136	$(453)	$(5,084)

BARRACUDA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information as of May 31, 2013 and for the three months ended May 31, 2012 and 2013 is unaudited)

8. Income Taxes (continued)

Deferred tax assets (liabilities) comprise the following:

	February 28/29,
	2012	2013
	(in thousands)
Deferred tax assets:
Deferred revenue	$28,851	$41,577
Reserves and other	5,069	5,277
Research and development credits	1,895	2,003
Net operating losses	6,870	6,389

Total deferred tax assets	42,685	55,246
Valuation allowance	(6,867)	(7,008)

Total deferred tax assets, net of valuation allowance	35,818	48,238

Deferred tax liabilities:
Depreciation and amortization	(2,819)	(1,807)

Total deferred tax liabilities	(2,819)	(1,807)

Net deferred tax assets	$32,999	$46,431

The following is a reconciliation of the statutory federal income tax to our effective tax rate:

	Year Ended February 28/29,
	2011	2012	2013
	(in thousands)
Tax at federal statutory rate	$1,218	$(247)	$(4,644)
State taxes, net of federal benefit	333	(423)	(11)
Nondeductible meals and entertainment	115	146	289
Stock-based compensation	641	461	910
Foreign rate differential	976	1,373	535
Research and development credit	(608)	(726)	(1,331)
Domestic production activities deduction	(900)	(1,023)	(760)
Other	(639)	(14)	(72)

	$1,136	$(453)	$(5,084)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of deferred assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Based on the available objective evidence, management believes it is more likely than not that a portion of our net deferred tax assets may not be realized in the future. Accordingly, a valuation allowance of $7.0 million is provided against our deferred tax assets, primarily related to foreign net operating losses and California research credits acquired as part of our acquisitions. The net change in valuation allowance for fiscal 2013 was an increase of approximately $0.1 million related to a change in the estimated utilization of the foreign net operating loss.

BARRACUDA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information as of May 31, 2013 and for the three months ended May 31, 2012 and 2013 is unaudited)

8. Income Taxes (continued)

As of February 28, 2013, we had approximately $1.1 million of federal and approximately $7.5 million of state net operating loss carryforwards available. If not utilized, the federal net operating losses expire in various fiscal years ending between fiscal 2019 and fiscal 2029. The state net operating losses expire in various fiscal years ending between fiscal 2014 and fiscal 2029. We have foreign net operating losses of approximately $22.9 million. Of these, approximately $19.1 million of the net operating losses can be carried forward indefinitely. The remaining foreign net operating losses expire in various fiscal years, starting with fiscal 2014, if not utilized.

We had research and development credit carryforwards of approximately $0.3 million, $2.7 million and $0.1 million for federal, California and other state income tax purposes, respectively. If not utilized, the federal research and development credit begins to expire in fiscal 2028, while the California credit can be carried forward indefinitely. If not utilized, other state research and development credit begins to expire in fiscal 2021.

Utilization of our net operating loss and credit carryforwards may be subject to annual limitations due to ownership change provisions by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

As of February 28, 2013, we have $4.4 million of cumulative undistributed earnings of our foreign subsidiaries. Deferred tax liabilities have not been recognized for undistributed earnings of foreign subsidiaries because we intend to permanently reinvest such undistributed earnings outside the United States. If these foreign earnings were to be repatriated in the future, the related U.S. tax liability may be reduced by any foreign income taxes previously paid on these earnings. Determination of the amount of an unrecognized deferred tax liability related to these earnings is not practicable.

Our total unrecognized tax benefits as of fiscal 2011, 2012 and 2013, were $3.0 million, $4.2 million and $4.0 million, respectively. Total unrecognized tax benefits that, if recognized, would affect our effective tax rate were $2.4 million, $2.5 million and $3.1 million as of fiscal 2011, 2012 and 2013, respectively.

The following table summarizes the activity related to our gross unrecognized tax benefits (in thousands):

	Year Ended February 28/29,
	2011	2012	2013
Balance at beginning of year	$1,878	$3,026	$4,150
Tax positions related to the current year:
Additions	1,197	978	1,122
Tax positions related to prior years:
Additions	44	1,009	76
Deductions	(51)	(528)	(1,341)
Settlements with taxing authorities
Releases—statute of limitations expired	(42)	(335)	(36)

Balance at the end of the year	$3,026	$4,150	$3,971

We recognize interest and/or penalties related to uncertain tax positions in income tax expense. To the extent accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and

BARRACUDA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information as of May 31, 2013 and for the three months ended May 31, 2012 and 2013 is unaudited)

8. Income Taxes (continued)

reflected as a reduction of the overall income tax provision in the period that such determination is made. During fiscal 2011, 2012 and 2013, interest and penalties recorded in the consolidated statements of operations were $63,000, $8,000 and $92,000, respectively. The amounts of accrued interest and penalties recorded on the consolidated balance sheets as of February 29, 2012 and February 28, 2013, were approximately $354,000 and $446,000, respectively. We do not believe there will be material changes in our unrecognized tax positions over the next 12 months.

We file income tax returns in the U.S. federal jurisdiction, various states, and certain foreign jurisdictions. The statute of limitations remains open to audit for fiscal 2009 through fiscal 2013 in the U.S. federal and state jurisdictions, and for fiscal 2008 through fiscal 2013 in foreign jurisdictions.

9. Segment Information

Our chief operating decision maker reviews the financial information presented on a consolidated basis for purposes of allocating resources and evaluating our financial performance. Accordingly, we have determined that we operate in a single reporting segment.

Revenue by geographic region is presented as follows:

	Year Ended February 28/29,
	2011	2012	2013
	(in thousands)
North America	$96,584	$113,934	$147,231
Latin America	3,118	3,183	3,290
Asia-Pacific	10,994	12,475	14,497
EMEA	31,436	31,328	33,913

Total	$142,132	$160,920	$198,931

Revenue earned in any one foreign country did not exceed 10% of total revenue in fiscal 2011, 2012, or 2013.

Long-lived assets, excluding intercompany receivables, investments in subsidiaries, intangible assets and deferred tax assets, by geographic region are presented as follows:

	February 28/29,
	2012	2013
	(in thousands)
United States	$30,478	$34,873
International	2,186	3,087

Total	$32,664	$37,960

BARRACUDA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information as of May 31, 2013 and for the three months ended May 31, 2012 and 2013 is unaudited)

10. Borrowings

Note Payable

In December 2011, as part of the purchase of land and buildings in California related to our headquarters, we assumed a note payable of $5.3 million with a financial institution bearing interest at 6.23% per annum. The estimated fair value of the note payable approximates its carrying value. The debt is repayable in equal monthly payments of principal and interest of $44,445, with a final payment of unpaid principal and interest in July 2017. Penalty interest of 0.0625% is due on default of payments, and prepayment of amounts owed are subject to a prepayment fee calculated as the greater of a) 1% of the principal being repaid and b) the present value of the future principal and interest payments less the principal repaid. Interest expense for fiscal 2012 and 2013, was $28,000 and $357,000, respectively, and was recorded as other income, net, in the consolidated statement of operations.

Minimum principal payments for our note payable are as follows (in thousands):

Fiscal Years Ending February 28/29
2014	$222
2015	237
2016	252
2017	268
2018	4,115

$5,094

Credit Facility

In connection with the recapitalization agreement (Note 5), we entered into a $40.0 million credit facility with Silicon Valley Bank (“SVB”) consisting of a revolving loan facility which includes a letter of credit sub facility of up to $10.0 million. The credit facility expires in October 2014. The credit facility is secured by substantially all of our assets, and contains restrictive covenants as described in the agreement. These covenants require us to maintain a minimum adjusted EBITDA, as defined in the credit facility, in excess of $25.0 million for any trailing four quarter period and a minimum adjusted quick ratio in excess of 0.5 as of the last day of each month. The minimum required adjusted quick ratio will increase to 1.1 over the term of the credit facility. The adjusted quick ratio is calculated as the ratio of qualified cash plus net billed accounts receivable to consolidated current liabilities plus revolving credit extensions under the credit facility, less (i) any deferred payments in connection with permitted acquisitions and (ii) the current portion of deferred revenue. We were in compliance with each of these covenants as of May 31, 2013. The terms of the credit facility require payment of an unused line fee of 0.375% per quarter of the unused portion. ABR loans under the credit facility bear interest at a rate per annum equal to the highest of the prime rate, the federal funds effective rate plus 0.5% and the eurodollar rate for a one-month interest period plus 1%. Eurodollar loans under the credit facility bear interest at a rate per annum equal to the eurodollar rate plus 1.5%. The adjusted credit facility also sets forth specified events of default. No amounts had been drawn under the credit facility as of February 28, 2013 and May 31, 2013.

11. Commitments and Contingencies

Lease Arrangements

We lease facilities and equipment under noncancelable operating lease arrangements with various expiration dates through fiscal 2018. We account for rent of our facilities on a straight-line basis over the respective lease terms. Rent expense was approximately $2.7 million, $2.6 million and $2.0 million in fiscal 2011, 2012 and 2013, respectively.

BARRACUDA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information as of May 31, 2013 and for the three months ended May 31, 2012 and 2013 is unaudited)

11. Commitments and Contingencies (continued)

Minimum payments under our operating leases agreements are as follows (in thousands):

Fiscal Years Ending February 28/29
2014	$1,842
2015	1,631
2016	1,289
2017	1,035
2018	633

$6,430

Subsequent to May 31, 2013, we signed a lease for offices in San Jose, California. Minimum payments under the agreement are $0 in fiscal 2014 and 2015, $0.2 million in fiscal 2016, $0.5 million in fiscal 2017, $0.5 million in fiscal 2018 and $0.3 million thereafter.

Other Commitments

We purchase components from a variety of suppliers. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supply, we place purchase orders with our suppliers to procure inventory. As of February 28, 2013, we had total noncancelable purchase commitments for inventory of $3.5 million.

Legal Matters

In late 2011, following a voluntary internal review of our compliance with U.S. export control and sanctions laws, our management team became aware that certain of our physical appliances had been sold indirectly into embargoed countries via our distributors and resellers, potentially in violation of U.S. export control and economic sanctions laws. In addition, certain of our solutions incorporate encryption components and may be exported from the U.S. only with the required approvals; in the past, we may have exported products prior to receiving these required authorizations. After completion of a comprehensive internal investigation conducted by outside counsel, we submitted voluntary disclosures regarding these matters to the U.S. Commerce Department, Bureau of Industry and Security (“BIS”), and to the U.S. Treasury Department, Office of Foreign Assets Control (“OFAC”). These disclosures summarized potential violations of export controls and economic sanctions laws, including reexports by third parties and provision of services to end users in embargoed countries including Iran, Sudan and Syria. If we are found to have violated U.S. export control laws, we may be subject to various penalties available under the laws, the amount of which is currently not estimable. We do not believe that the resolution of this matter will be material to our operating results or financial condition taken as a whole. However, the resolution of this matter is uncertain and there can be no assurance that this matter will not be material to our operating results or financial condition.

From time to time, we are party to litigation and subject to claims that arise in the ordinary course of our business, including actions with respect to employment claims and other matters. Although the results of litigation and claims are inherently unpredictable, we believe that the final outcome of such matters will not have a material adverse effect on our business, consolidated financial position, results of operations or cash flows.

BARRACUDA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information as of May 31, 2013 and for the three months ended May 31, 2012 and 2013 is unaudited)

12. Employee Benefit Plan

Our 401(k) tax-deferred savings plan (the “401(k) Plan”) permits participants to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended. Under the 401(k) Plan, participating employees may defer a portion of their pre-tax earnings, up to the IRS annual contribution limit. In April 2013 our Board of Directors approved our matching of employee contributions up to 2.5% of each employee’s eligible earnings, 1.25% of which is a guaranteed contribution match and 1.25% is matched if performance goals are met.

13. Subsequent Events

We evaluated subsequent events through July 29, 2013, which is the date the financial statements were available to be issued.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee		*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

On completion of this offering, the Registrant’s amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of the Registrant’s directors and executive officers for monetary damages for breach of their fiduciary duties as directors or officers. The Registrant’s amended and restated certificate of incorporation and bylaws will provide that the Registrant must indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

The Registrant has entered into indemnification agreements with its directors and executive officers in addition to the indemnification provided for in its amended and restated certificate of incorporation and bylaws, and the Registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

The Registrant has purchased and intends to maintain insurance on behalf of each and any person who is or was a director or officer of the Registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the Registrant and its executive officers and directors, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

See also the undertakings set out in response to Item 17 herein.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since March 1, 2011, we have issued the following securities that were not registered under the Securities Act:

Sale of Series B Preferred Stock

On October 3, 2012, we issued 22,727,913 shares of our Series B redeemable convertible preferred stock to seven accredited investors at a per share purchase price of approximately $5.62, for an aggregate purchase price of $127.5 million.

Option and Common Stock Issuances

From March 1, 2011 through May 31, 2013, we issued an aggregate of 1,005,259 shares of common stock upon the vesting of RSUs issued to certain of our officers, directors, employees and consultants under our 2004 Plan and 2012 Equity Incentive Plan.

From March 1, 2011 through May 31, 2013, we granted stock options to purchase an aggregate of 11,912,691 shares of our common stock to certain of our officers, directors, employees and consultants under our 2004 Stock Plan, our SignNow Option Plan and our 2012 Equity Incentive Plan at exercise prices per share ranging from $0.51 to $4.29. In addition, we have granted 4,178,439 RSUs to certain of our officers, directors, employees and consultants under our 2012 Equity Incentive Plan.

On April 30, 2013, we assumed options to purchase 179,191 shares of our common stock in connection with our acquisition of SignNow, Inc.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes the transactions were exempt from the registration requirements of the Securities Act in reliance on Section 4(2) thereof and Rule 701 thereunder as transactions by an issuer not involving a public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

See Exhibit Index immediately following the Signature Pages.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Campbell, California, on the         day of                     2013.

BARRACUDA NETWORKS, INC.

By:
William D. Jenkins, Jr.
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints William D. Jenkins Jr. and David Faugno, and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy, and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
William D. Jenkins, Jr.	Chief Executive Officer and Director (Principal Executive Officer)	, 2013

David Faugno	Chief Financial Officer and Vice President (Principal Financial Officer)	, 2013

Dustin Driggs	Corporate Controller (Principal Accounting Officer)	, 2013

Jeffry R. Allen	Director	, 2013

Dean M. Drako	Director	, 2013

James J. Goetz	Director	, 2013

David R. Golob	Director	, 2013

Signature	Title	Date

Zachary S. Levow	Director	, 2013

Michael D. Perone	Director	, 2013

Gordon L. Stitt	Director	, 2013

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of the registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the registrant, to be in effect upon the completion of this offering.

3.3	Bylaws of the registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the registrant, to be in effect upon the completion of this offering.

4.1	Amended and Restated Investors’ Rights Agreement dated as of October 3, 2012, between the registrant and the other parties thereto

4.2*	Specimen common stock certificate of the registrant

5.1*	Form of Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1	Form of Indemnification Agreement between the registrant and its directors and officers

10.2*	2004 Stock Option Plan, and form of agreements thereunder

10.3*	2012 Equity Incentive Plan, as amended, and form of agreements thereunder

10.4*	SignNow 2011 Equity Incentive Plan, form of agreements thereunder

10.5*	Purewire, Inc. 2008 Stock Incentive Plan, form of agreements thereunder

10.6	Offer Letter, between the registrant and William D. Jenkins, Jr., dated June 7, 2013

10.7	Offer Letter, between the registrant and David Faugno, dated June 30, 2012

10.8	Offer Letter, between the registrant and Michael D. Perone, dated July 24, 2013

10.9	Offer Letter, between the registrant and Diane C. Honda, dated September 13, 2012

10.10	Offer Letter, between the registrant and Michael D. Hughes, dated August 25, 2012

10.11	Offer Letter, between the registrant and Zachary S. Levow, dated July 24, 2013

10.12*	Purchase and Sale Agreement and Escrow Instructions dated as of July 31, 2011, between the registrant and Bryan Family Partnership II, Ltd.

10.13	Credit Agreement dated as of October 3, 2012, between the registrant and Silicon Valley Bank

10.14	Lease dated as of June 19, 2013, between the registrant and M West Propco XVII, LLC

10.15*†	Recapitalization Agreement dated as of August 23, 2012, among the registrant and the other parties thereto

10.16*†	Amendment No. 1 and Waivers to Recapitalization Agreement, dated as of October 3, 2012, among the registrant and the other parties thereto

10.17*	Lease dated as of May 24, 2012, between the registrant and 317 Maynard LLC

10.18*	Indemnification Agreement date as of April 13, 2012, between the registrant and David Faugno

21.1	List of subsidiaries of registrant

23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1)

24.1*	Power of Attorney (included in pages II-4 and II-5 to this registration statement on Form S-1)

*	To be filed by amendment.
†	Portions of this exhibit have been omitted pending a determination by the Securities and Exchange Commission as to whether these portions should be granted confidential treatment.